FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2007

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X     Form 40-F
                                     -----             -----

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                 Yes        No   X
                                     -----     -----

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The 2006 annual report of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on April 10, 2007.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Li Fushen
                              -----------------

                          By  /s/ Mok Kam Wan
                              -----------------




                          Name:    Li Fushen and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date: April 10, 2007

Contents

    2         Company Profile and Corporate Information
    4         2006 Major Milestones
    7         Financial Highlights
    8         Chairman's Statement
   11         Chief Executive Officer's Statement
   16         Profile of Directors and Senior Management
   24         Corporate Governance
   34         Human Resources Development
   37         Business Review
   45         Management's Discussion and Analysis of Financial Condition and
                Results of Operations
   56         Report of the Directors
   73         Notice of Annual General Meeting
   75         Auditor's Report
   77         Financial Information of the Company
  145         Supplementary Information for American Depositary Shares Holders
  152         Financial Summary

Company Profile and Corporate Information

China Netcom Group Corporation (Hong Kong) Limited (the "Company", "our Company", "we" or "us", and together with its subsidiaries, the "Group") is a company incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) in Hong Kong on October 22, 1999 with limited liability. We were listed on the New York Stock Exchange and the Main Board of The Stock Exchange of Hong Kong Limited on November 16, 2004 and November 17, 2004, respectively.

We are a leading broadband communications and fixed-line telecommunications operator in China. Our northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. Our southern service region in China consists of Guangdong Province and Shanghai Municipality. On February 28, 2007, we sold the telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality and our service region will no longer include our southern service region hereafter.

In our northern service region, the Company is a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business & data communications services.

The services that we offer include:

o fixed-line telephone services (including Personal Handyphone System, or PHS services), including local, domestic long distance and international long distance services;

o broadband and other Internet-related services, including XDSL, LAN, wireless and other Internet access services, broadband content and applications services;

o business and data communications services, including managed data and leased line services; and

o information and communications technology services (the "ICT"), including services such as system integration, software development, maintenance and consultancy.

As of December 31, 2006, China Network Communications Group Corporation ("China Netcom Group", our ultimate controlling shareholder), beneficially owned approximately 69.88% of shares in the Company through China Netcom Group Corporation (BVI) Limited ("CNC BVI"); Shandong Provincial State-owned Assets Supervision and Administration Commission beneficially owned 2.25% of shares in the Company; each of Chinese Academy of Sciences Holdings Co., Ltd., Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center and Shanghai Alliance Investment Limited beneficially owned 0.56% of shares in the Company; Telefonica Internacional, S.A. beneficially owned 4.99% of shares in the Company, and public investors owned 20.64% of shares in the Company.

Registered office
Room 6701, The Center
99 Queen's Road Central
Hong Kong

Board of Directors
Mr. ZHANG Chunjiang       Chairman and Executive Director
Mr. ZUO Xunsheng          Executive Director and
                          Chief Executive Officer
Mr. ZHANG Xiaotie         Executive Director
Mr. LI Fushen             Executive Director, Chief Financial Officer and Joint
                            Company Secretary
Mr. MIAO Jianhua          Executive Director
Dr. TIAN Suning           Vice Chairman and Non-executive Director
Mr. YAN Yixun             Non-executive Director
Mr. Jose Maria            Non-executive Director
  ALVAREZ-PALLETE
Mr. Mauricio SARTORIUS    Non-executive Director
Mr. John Lawson           Independent Non-executive Director
  THORNTON
Mr. Victor CHA Mou Zing   Independent Non-executive Director
Dr. QIAN Yingyi           Independent Non-executive Director
Mr. HOU Ziqiang           Independent Non-executive Director
Mr. Timpson CHUNG         Independent Non-executive Director
  Shui Ming
Ms. Hong CHEN JIN         (Alternate Director to Mr. Jose Maria ALVAREZ-PALLETE
                            and Mr. Mauricio SARTORIUS)

Joint company secretaries
Mr. LI Fushen
Ms. MOK Kam Wan

Qualified accountant
Mr. LEUNG June Man HKICPA, AICPA

Auditors
PricewaterhouseCoopers

Legal advisers
As to Hong Kong Laws:
Linklaters
As to U.S. Laws:
Skadden, Arps, Slate, Meagher & Flom LLP

Investor Relations
Beijing Office
No. 21 Financial Street
Xicheng District
Beijing 100032, P. R. China
Telephone: 8610-66259550
Facsimile: 8610-66259544
E-mail:  ir@china-netcom.com
Website: www.china-netcom.com

Committees of the Board

Audit committee
Mr. Timpson CHUNG Shui Ming   Chairman
Dr. QIAN Yingyi
Mr. Victor CHA Mou Zing
Mr. HOU Ziqiang

Nominating and corporate governance committee
Mr. John Lawson THORNTON   Chairman
Mr. ZHANG Chunjiang
Mr. ZUO Xunsheng
Mr. Victor CHA Mou Zing
Dr. QIAN Yingyi

Compensation committee
Dr. QIAN Yingyi  Chairman
Mr. ZHANG Xiaotie
Mr. LI Fushen
Mr. John Lawson THORNTON
Mr. Timpson CHUNG Shui Ming

Strategy committee
Mr. ZHANG Chunjiang  Chairman
Mr. ZUO Xunsheng
Mr. LI Fushen
Dr. TIAN Suning
Mr. Jose Maria ALVAREZ-PALLETE
Dr. QIAN Yingyi
Mr. HOU Ziqiang

Supervision committee
Mr. MIAO Jianhua  Chairman
Mr. ZHANG Xiaotie
Mr. Victor CHA Mou Zing
Mr. HOU Ziqiang
Mr. Timpson CHUNG Shui Ming

Stock code:
The Stock Exchange of Hong Kong: 906
New York Stock Exchange: CN

Share registrar and transfer office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716,
17th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

American depositary receipts depositary
Citibank, N.A.
388 Greenwich St.,14th Floor
New York, NY10013, U.S.A.
Tel: 1-212-816-6671
Fax: 1-212-816-6865

2006 Major Milestones

January

January 6, Jointly with our partners, China Netcom Group, the Company's ultimate controlling shareholder established the National Lab of NGN In Broadband Application. This is one of the three national labs approved by the National Development and Reform Commission.

February

February 23, East Asia Cable (EAC) established connection to the international submarine cable landing station of Qingdao, which now serves as a sole landing station to connect northern China with international cable lines.

March

March 6, the Company formally became a constituent stock of Hong Kong's Hang Seng Index.

March 21, China Netcom Group signed a Memorandum of Understanding (MoU) on International Satellite TV Transmission for Beijing 2008 Olympic Games with Russian Satellite Communications Company.

March 29, China Netcom Group Broadband Online Limited Corporation was incorporated as a subsidiary of the Company, dedicating to broadband content and applications.

April

April 25, China Netcom Group and Visa International Service Association signed a strategic cooperation agreement for the full-range cooperation in branding, marketing and technologies to jointly serve the 2008 Olympic Games.

April 29, a video-conferencing system built by China Netcom (Group) Company Limited ("CNC China") for National People's Congress was put into service during the 21st Session of the Standing Committee of the Tenth National People's Congress meeting.

April 30, China Netcom Group System Integration Limited Corporation was incorporated as a subsidiary of the Company, to provide integrated information and communications technology services to corporate customers.

May

May 1, the Company did spot-marketing of "Family 1+" business at Baoding, Handan and Qinghuangdao in Hebei Province, Jinan in Shandong Province and Yangquan in Shanxi Province.

May 11, the Company signed a MoU with the European Communication Satellite Company and formally commenced the cooperation on international satellite transmission for the 2008 Olympic Games.

May 20, "CNC MAX" was successfully broadcasted online "My Broaden World, New Stage for Super Gril"

May 26, the Company launched "Economical Phone" business in trial run in Shanxi Province.

May 26, "CNC MAX" was formally on board as China's first all-video portal website, which can provide large stream and high resolution video services.

June

June 9, the Company signed a MoU on international communications service with Chunghwa Telecom for the 2008 Olympic Games.

June 21, the Company signed a MoU on strategic cooperation and communications with British Telecom for the 2008 Olympic Games.

July

In July, the Company was allowed to provide IPTV services in 5 cities -- Shenyang, Dalian and Panjin in Liaoning Province and Heihe and Mudanjiang in Heilongjiang Province.

July 20, CNC China, a subsidiary of the Company successfully issued RMB10 billion short term commercial papers.

August

August 9, China Netcom Group signed a cooperation agreement on broadcast television service with Beijing Olympic Broadcasting Company (BOB) for the 2008 Olympic Games. Pursuant to the agreement, China Netcom Group will be responsible for the transmission of public broadcast television signals from all Olympic venues in Beijing and other Olympic cities to the international broadcast center.

August 22, the Company completed the disposal of Asia Netcom Corporation Limited ("Asia Netcom"), one of our wholly-owned subsidiaries.

In August, the IPTV-based information on services for rural areas in Henan Province was recognised and promoted by the National Reform and Development Commission.

September

September 10, the Company officialy launched its WAP portal for PHS.

November

November 1, the Company formally launched "Phone Navigation" business to the public.

November 1, "CNC MAX" started to broadcast online NBA games lively.

November 28, China Netcom Group Broadband Online Limited Corporation and Google entered into an agreement regarding the web search service, click advertisements and the advertisement via Adsense for content.

December

December 18, China Netcom Group, together with other operators, signed an agreement on Trans-Pacific Express, the first TB-level submarine fiber cable system connecting China with the United States. Upon completion of this project, sufficient trans-pacific capacity will be provided to meet the growing demand for the Internet, data and voice services between Asia-Pacific and the United States. Simultaneously, the network delay in Asia region and the hotspots between the United States and Asia will be reduced.


Financial Highlights

    Hong Kong GAAP
    (in RMB millions, except earnings per share)                                            2006              2005
    Continuing operations:
      Revenues                                                                            86,921            85,861
        Including Upfront connection fees                                                  2,406             3,405
      EBITDA (1)                                                                          45,588            45,650
      Operating Profit (2)                                                                19,980            20,731
      Deficit on revaluation of fixed assets                                               1,524                --
      Profit for the year from continuing operations                                      11,141            14,114
      CAPEX                                                                               26,474            27,247
    Free cash flow (3)                                                                     7,476             6,236
    Profit /(loss) for the year from discontinued operations (4)                           1,819              (226)
    Profit for the year                                                                   12,960            13,888
    Earnings per share from operations attributable to shareholders of the Company
      for the year                                                                       RMB1.95            RMB2.11
    Earnings per ADS from operations attributable to shareholders of the Company
      for the year                                                                       RMB39.0            RMB42.2

(1) EBITDA refers to profit before finance costs, interests income, dividend income, deficit on revaluation of fixed assets, income tax, depreciation and amortization, share of profit of associated companies. To supplement our consolidated financial statements presented in accordance with the Hong Kong GAAP, we use the non-Hong Kong GAAP measure of EBITDA, which is adjusted from our results based on Hong Kong GAAP. We believe that EBITDA provides useful information to both management and investors to further analyze our operating results since we, as a company operating in the capital intensive telecommunications industry, incurred significant capital expenditure and finance costs which have significant impact to our results based on Hong Kong GAAP. EBITDA should only be considered in addition to our Hong Kong GAAP results. It should not be considered a substitute for or superior to our Hong Kong GAAP results as it cannot be used to measure operation results and liquidity and does not represent operation cash flows. In addition, our EBITDA may not be comparable to similar indicators of other companies.

(2) Operating profit refers to profit before interests income, dividend income and deficit on revaluation of fixed assets.

(3) Free cash flow refers to net cash inflow from operating activities of continuing operations net of our capital expendure.

(4) On June 2, 2006, the Group entered into an agreement with the third party buyers to dispose of its entire interest in the Asia Netcom for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1,878 million. The results and cash flows of the Asia Netcom for the year ended December 31, 2006 are presented as discontinued operations.

Chairman's Statement

Dear Shareholders,

2006 was an important year for the development of China's telecommunications industry. In 2006, although broadband businesses in China grew rapidly, more and more fixed-line telephone subscribers and voice traffic migrated to mobile service. The extent of mobile substitution that is currently happening in China is one of the largest among the major telecommunications markets in the world as there is no genuine full-service provider in China.

Facing such challenges and opportunities, in 2006, we continued to pursue our strategic goal of becoming a "broadband communications and multi-media services provider" relentlessly. Our high-growth businesses maintained its rapid growth and made an impressive contribution to revenue. At the same time, the Company's traditional fixed-line telephone business was facing severe challenges. We saw negative growth in local telephone subscribers for the first time in corporate history. In 2006, the consolidated net profit of the Company was RMB12,960 million (Excluding RMB2,406 million of upfront connection fees, the Company's consolidated net profit was RMB10,554 million). Basic earnings per share was RMB1.95.


Strategic Transformation

The telecommunications industry is undergoing a major reform. The rapid development of Internet technology and its wide applications has created a new industrial revolution, with concomitant effects on culture and society. While the reforms in the telecommunications industry pose challenges, they also bring about enormous opportunities for industry participants. In this context, in order to grow, we must innovate. Thus, the Company has set a long-term strategic goal of transforming itself from a traditional voice-centric telecommunications services provider to a broadband and multi-media services provider.

In 2006, we made major progress towards our strategic goal of becoming a broadband communications and multi-media services provider.

By the end of 2006, the total number of the Company's broadband subscribers reached 15.081 million, representing a year-on-year increase of 31.4%. In March 2006 the Company established China Netcom Group Broadband Online Limited Corporation a wholly-owned subsidiary, then launched "CNC MAX", the first all-video website in China. In July 2006, we were approved to provide IPTV services in five cities in addition to Harbin, Heilongjiang Province. In cooperation with local government, we launched IPTV-based integrated information services in rural areas of Henan Province, and this cooperative model was recognised by relevant governmental departments. In 2006, the Company's broadband strategy, which includes broadband access and content as well as IPTV services, was strengthened and enhanced to embrace multi-dimensional delivery. We have begun to see substantial growth in our broadband business, and are now moving into new parts of the broadband and Internet value chain.

In 2006, the Company leveraged on the opportunities brought about by the government initiatives of "informationisation". We inaugurated such services through our brand, "CNC Connected", to meet the demand by corporate and government customers for integrated information services which comprise telecommunications, IT and IT related applications services. With our extensive network, customer and brand resources, we are moving away from a monolithic network and voice communications services provider to become a provider of integrated information services.

The Olympic Games and Strategic Cooperation

As the sole official partner of the 2008 Beijing Olympics for fixed-line telecommunications services, our strategies are

o To leverage on the historic opportunity of the Olympic Games to bring our service performance to a higher level, by establishing a bottleneck-free service system and meeting market demand for stable, safe and user-friendly services;

o To enhance penetration of our broadband services, accelerate broadband content and applications development, so as to honour our commitment to deliver a "Broadband Olympics";

o To enhance our management standard through the process of delivering high quality and multi-level communications solutions to the Olympic Games;

o To enhance our corporate identity and branding through Olympics-related marketing efforts.

We intensified our Olympic strategy in 2006. We believe through implementing our Olympic strategy, the Olympics Games will serve as a milestone in our corporate development, and play a pivotal role in our overall transformation into a multi-media telecommunications service provider.

We have long maintained an open mind towards strategic cooperations with the world's leading telecommunications operators. We believe that such cooperations will help to bring about innovations in technology, products and management knowhow, constituting elements conducive to enhancing our management standard and core competences, In 2006 we deepened our cooperative relationship with Telefonica in the areas of strategy, innovation, budgeting and operations. This exercise was instrumental in helping the Company strengthen its management, especially its capital expenditure (CAPEX) management.

Corporate Governance

The Company is putting in place international best-practices of corporate governance. We believe that these will strengthen our core competences.

In 2006, the Company carried out reformation of its board of directors from the perspective of the "hardware" and "software" of corporate governance. Firstly, changes were made with regard to the structure and responsibilities of the board of directors and board committees. We modified key board and committee procedures. In particular, we put in place a system to evaluate performance of directors, board committees, and the board of directors. These changes in board structure, procedures and the introduction of a performance evaluation system are meant to improve the board's efficiency, encourage active participation on the part of directors, and ensure that board decisions will be to the benefit of all shareholders as well as to the Company's long-term development.

In 2006, the nominating and corporate governance committee conducted the first round of performance evaluations of the board of directors and board committees. The compensation committee conducted the first performance evaluation of board members based on their professional capabilities, ability to fulfill duties, and ability to maintain objective in decision making. Based on the results, the board will provide training and research sessions to directors; and to reform operational procedures of the board of directors in order to improve efficiency and professional standards of the board and board committees.

Value to Shareholders

After taking into account the Company's financial position in 2006, estimated cash flow in 2007 and business development strategies for the future, the Board of Directors has recommended payment of a final dividend of HK$0.553 per share for the financial year ended December 31, 2006, up 18.7% from HK$0.466 in 2005.

On August 22, 2006, we disposed our entire shareholding in Asia Netcom. On February 28, 2007, we disposed our Guangdong and Shanghai telecommunications assets and operations to our parent company China Network Communications Group Corporation ("China Netcom Group"). These two transactions have enabled us to concentrate on our northern service region, where we have extensive network resources and dominant market share. We believe that these transactions enabled the Company to reinforce our market dominant position in the traditional fixed-line telephone market, better grasp the growth opportunities in the northern service region, with a view to creating greater value for the shareholders.

Change of Directors and Management

On December 19, 2006, Mr. Mauricio Sartorius was appointed as a non-executive director of the Company and Ms. Hong Chen Jin was appointed as an alternate director to Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius. On December 20, 2006, Mr. Miao Jianhua resigned from his position as joint company secretary of the Company, but remained as an executive director of the Company. On the same date, Mr. Li Fushen, the Chief Financial Officer of the Company, was appointed as joint company secretary of the Company. On January 15, 2007, Ms. Li Liming resigned as non-executive director of the Company, and Mr. Li Fushen was appointed as an executive director of the Company.

On behalf of the Company, I wish to express our sincere gratitude for the contributions made by Mr. Miao Jianhua as joint company secretary and Ms. Li Liming as non-executive director. At the same time, I would also like to extend our warmest welcome to Mr. Mauricio Sartorius, Ms. Hong Chen Jin and Mr. Li Fushen for joining the board.

Prospects

Looking ahead, as information technology develops rapidly and the telecommunications industry rapidly shifts focus towards broadband, mobility, IP and convergence, our business philosophy is innovation and development. Through innovation in technologies, services and management, we will strive to establish our engines of sustainable development to get ourselves well-prepared to seize future growth opportunities and to support pursuit of our strategic goal of becoming a broadband communications and multi-media services provider.

In 2007, we will utilize bundled and convergence services to lessen the effects brought about by the decline in traditional fixed-line telephone businesses. We will take full advantage of the forthcoming Olympic Games to increase penetration of broadband and make new breakthroughs in high-growth businesses such as broadband access, broadband content and applications as well as ICT (Information and communications technology) services. We will promote innovation in such areas as tariff, services, branding, and organization to accommodate changes in the market. We will prepare ourselves for mobile services and accelerate network convergence, with a view to providing our customers with multi-dimensional services.

Lastly, I would like to extend my sincere appreciation to our shareholders for their trust and support. I am also grateful for the management and staff's contributions to the Company in 2006. We believe that, with the commitment of our management and staff, we will be able to provide our customers with high quality service, our employees with greater satisfaction, and our shareholders with increased value and returns.

ZHANG Chunjiang
Chairman

Hong Kong, April 2, 2007

Chief Executive Officer's Statement

Dear Shareholders,

I am pleased to report to you that we made significant progress in 2006 toward our strategic goal of becoming a "broadband communications and multi-media service provider", against the backdrop of escalating challenge from intensifying mobile substitution. Contribution of our high-growth businesses to the total revenue continued to increase, laying a solid foundation for our strategic transformation.


1.   Stable Financial Performance

     In 2006, the Company generated RMB87,901 million of consolidated revenues, which include RMB86,921 million of revenue from continuing operations and RMB980 million of revenue from discontinued operations. Excluding upfront connection fees of RMB2,406 million, our revenue was RMB85,495 million, of which RMB84,515 million was attributable to continuing operations. Revenue from continuing operations grew by 2.5% over the last year. Intensifying mobile substitution and a downward adjustment of tariff for inter-district calls slowed down our revenue growth in 2006 as compared with that of last year.

     Our consolidated net profit for 2006 was RMB12,960 million, and excluding upfront connection fees, our consolidated net profit was RMB10,554 million which includes discontinued operations (unless otherwise specified, all data in the subsequent sections exclude discontinued operations and the effect of the upfront connection fees). As a result of our strengthened management over CAPEX, CAPEX for continuing operations for the year was RMB26,474 million, which was RMB826 million lower than the budgetary guidance outlined by management at the beginning of the year. Benefiting from revenue growth, cost control and effective capital expenditure management, our free cash flow* grew by a robust 19.9% to RMB7,476 million.

     As a result of the growth of free cash flow, by the end of 2006, our interest bearing debts reduced by 3.6% to RMB79,154 million.

     * Free cash flow represents net cash flow from operating activities of continuing operation net of capital expenditure

2.   Challenges Faced by Traditional Fixed-line Businesses

     2006 was an unusual year for monolithic telecommunications operators in China which solely operate fixed-line networks. The acceleration of mobile substitution created severe imbalances in the competitive landscape. Our traditional fixed-line business was facing acute challenges.

     In 2006, our strategic response to the acceleration of mobile substitution was to leverage off our extensive network resources and the multi-business nature of our business to develop bundled and converged services. In the first half of 2006, the Company launched a bundled service offered under the brand "Family 1+", and a converged service offered under the brand "Unified Number" which captures both fixed-line and mobile functionalities in certain cities. This helped to lessen mobile substitution to a certain extent in the pilot cities. By the end of 2006, the number of local telephone subscribers amounted to 114.934 million, reporting a decline for the first time in our corporate history. Of the subscribers, 27.334 million were PHS subscribers, almost at the same level as over the same period last year. Both the local voice ARPU and traffic experienced a decline.

     In 2006, we launched several new products targeted at a variety of market segments. These included: the "Family 1+" bundled product for urban residential customers; the "Economical Phone" service which does not charge monthly fees for rural customers; and the " New Sunshine" service for colleges and universities. We believe with the completion of upgrading of our local fixed network to embrace intelligent functionalities and the implementation of our initiatives to retain our traditional fixed line business through bundled services, we will be able to lessen effects of mobile substitution in 2007 and to defend our dominant market position in the traditional fixed line market of our northern service region.

3.   Sustained Rapid Development of High-growth Businesses

     In 2006, we experienced continued strong momentum in high-growth services including broadband service, value-added services, information and communications technology (ICT) and business & data communications services. This sector experienced revenue increase of 31.6% from last year, reaching 26.0% of the total revenue, up 5.8 percentage points from last year. High-growth businesses helped offset revenue decline in traditional fixed line businesses and was the biggest drive for sustainable and effective growth in 2006.

     The Company's strategy for high-growth businesses in 2006 included promoting broadband video and interactive content and applications while expanding the broadband subscriber base; continuously launching new value-added services; and speeding up the promotion of "CNC Connected" and ICT business to make them the growth drivers in the future. Such strategies achieved sound results in 2006.

     Broadband service still experienced rapid growth. As at the end of 2006, we had 15.081 million broadband subscribers, representing an increase of 31.4% from last year. Through the implementation of strategic initiatives such as broadband applications and content, IPTV and broadband business, we are gradually entering into a new business model for broadband operation, with an "access + content" combined fee mechanism riding on a "PC + TV" multi-terminal platform. By the end of 2006, revenue attributable to broadband and Internet-related services amounted to RMB11,248 million, representing an increase of 33.7% over the same period last year, and contributed 13.3% of the total revenue, an increase of 3.1 percentage points over the same period in 2005. The ARPU of broadband services reached RMB66.3, preluding a healthy upward trend. The number of IPTV subscribers was 144.5 thousand, representing an increase of 201% over the same period last year.

     In 2006, we established China Netcom Group System Integration Limited Corporation, an entity that provides business customers with ICT services that integrate communications, network connectivity and information technology, leveraging off our plentiful fixed-line network resources, rich customer resources and our strong brand identity. It will meet the demand for increasingly diversified and customized needs of our customers, boosting customer retention and loyalty, stabilizing our market share and explore new avenues for revenue growth. Taking advantage of the central government policy to promote an information society, we launched "CNC Connected" services in 2006, promoting ICT services. Tailored to the demands of small-and medium-sized business customers, we developed an integrated solutions platform that allows companies to perform external communications as well as internal information technology related applications. At the same time, we launched a "Broadened Vision" video surveillance product under the auspices of the Government's "Safe City" policy. In 2006, excluding traditional voice and broadband services, revenue from our business customers including ICT services and business & data communications services reached RMB5,267 million.

     Our value-added services sustained rapid growth momentum in 2006 as some PHS-based value-added services were successfully applied to the fixed-line telephone. Up to the end of 2006, revenue from our value-added services reached RMB5,421 million, representing an increase of 35.5% over the same period last year, contributing 6.4% of the total revenue. The number of personalized ring subscribers was 15.766 million, of which 8.917 million were fixed line personalized ring subscribers, representing an increase of 480.9% over the same period last year, leading to a penetration rate of 10.2%. PHS SMS volume was 7,815 million messages, representing an increase of 15.3% from last year.

4.   Olympics-driven Strategic Transformation

     Core to our Olympics strategy is to make the 2008 Beijing Olympics a "Digital Olympics" and a "Broadband Olympics" while bringing breakthroughs to high-growth operations and significantly upgrading our organizational management standards.

     In the past year, our preparatory work for the Olympic Games moved into an implementation phase. We deployed an Olympics communication service assurance system and signed Olympics broadcasting service co-operation agreements and memorandums of understanding (MoUs) for telecommunications co-operation with various carriers, creating the country's largest city-wide intelligent optical network - the Beijing multi-service broadband transmission network. Through these communications infrastructure development for the Olympics, we will ensure the realisation of our "Broadband Olympics" vision, satisfying our customers' needs for stability, safety and flexibility to the maximum extent.

     Taking advantage of our ambitious program for the Olympic Games, we will institute the "Broadband Olympics" theme into our new service offerings. Jointly with the Beijing Olympics Committee, we have planned an Olympic-themed fixed communication product system which incorporates the "Broadband Olympics" idea. We seek to leverage off our status as an Olympic partner by launching new products such as "2008 Broadband Hotels". As at the end of 2006, 1,267 hotels had signed up for this service. In April 2006, we reached an agreement with Visa International Service Association on joint marketing rights for Olympic telephone cards. This marked a breakthrough in the Company's commemorative telephone card business.

5.   Steady Management Innovation and Reasonable Resource Allocation

     In 2006 we continued to tighten controls over capital expenditures and resource allocation in an effort to improve our free cash flow and our efficient utilization of capital.

     We established an annual revenue assurance plan in accordance with the business plan for 2006. The revenue assurance plan allocated resources reasonably to better ensure the achievement of our operation targets. With the support of the board of directors and our strategic partners, we increased our management focus on and carefully reviewed and prioritized CAPEX items in order to establish more effective controls.

     As a result of improved resource allocation, the Company assigned priority to CAPEX for high-growth services and our strategic transformation. The ratio of CAPEX for high-growth services to total CAPEX rose to 19.8% in 2006 from 15.2% over the same period last year. The ratio of CAPEX for traditional fixed-line services to total CAPEX continued to decline. CAPEX for PHS-related operations also declined by 42.6% to RMB2,748 million.

     We will continue to focus on CAPEX controls in 2007 to achieve a higher CAPEX utilization rate. For 2007, the estimated CAPEX is RMB21,000 million, representing a decrease of 20.7% from 2006. We anticipate that the CAPEX to revenue ratio will continue to decrease significantly.

     After two years of development work, we achieved decisive success in enterprise resource planning (ERP) and internal control management at the end of 2006. ERP system has been put into place all our service areas. An internal control system based on the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) definitions of internal controls, standards and criteria has been completed and deployed in all areas. The implementation of these two projects will improve the standardization and systemization of our management, raising management standards and bringing about improved efficiency throughout the organization.

6.   Business Strategies for 2007

     Our business strategies will focus on the following in 2007:

     - Traditional fixed-line businesses: continuing to promote bundled services and converged services like "Family 1+" and "Unified Number"; implementing more flexible tariff policies to meet market and customer demands; promoting customer loyalty programs; building integrated, professional customer service systems; establishing a strong and consistent brand image to retain and acquire customers and improve our competitiveness;

     -    High-growth businesses:

          o Broadband services: On the basis of incessant innovation, continuing the "access + content" fee mechanism and "PC+TV" multi-terminal development model while expanding network capacity to boost access speed; taking advantage of the development of new technologies and the Olympics; introducing an innovative business model to increase the broadband penetration rate; introducing new broadband content and value-added services; promoting the scale development of IPTV; providing intensive marketing of broadband-based bundled services; and increasing brand awareness for our broadband services.

          o Value added services: continuing to promote value-added services such as caller identification display, personalized ring tones, short message service (SMS) and telephone information services; intensifying the bundling of value-added services and basic voice services; and intensifing the promotion of value-added services for fixed network and innovations in the variety of service offerings.

          o Information and Communications Technology (ICT) service: carefully building our ICT business based on the size of different ICT service segments, our compatibility of capacity and the contribution to bundled core telecommunications services including the development of ICT services for SMEs on the current "Small-to Medium-enterprises Information Platform" to provide users with custodian service; providing comprehensive system consultancy and business application system services to large enterprises; providing government agencies with LAN services and outsourcing services; and integrating internal resources, processes, organization structure and review systems to guarantee the rapid development of ICT services.

     - Olympics marketing: Under the slogan "Race to 2008", marketing Olympic products such as the expansion of plug-and-play broadband access, "2008 Broadband Hotels", "Broadband City" and marketing Olympic themed products such as Olympic telephone card; and strengthening cooperation with partners on broadband content related to the Olympics;

     - Preparing for the delivery of mobile services: expanding our TD-SCDMA trial in Qingdao; and strengthening research into new technologies and services, in order to create a foundation for the convergence of fixed and mobile services and staying ahead of the competition.

     - Management improvements: with the recent launch of our ERP system and IT system, improving operational efficiency in terms of finance, network support and marketing. We will leverage off our strategic partnership resources to improve efficiency in terms of budget and CAPEX control, in order to guarantee the mobilization of resources for high-growth services and towards our strategic transformation, thereby increasing our free cash flow.

     Based on a philosophy of innovation and development, we are committed to becoming a broadband communications and multi-media services provider in 2007 through our strategic transformation.

     I would like to take this opportunity to express our most sincere thanks to our customers, shareholders, board of directors and employees for your trust and support.

     ZUO Xunsheng
     Chief Executive Officer

     Hong Kong, April 2, 2007

Profile of Directors and Senior Management

Directors

Zhang Chunjiang, 48, Chairman and Executive Director, has served as a Director since June 2004. He has been the Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He has joined PCCW Limited as a non-executive director since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the Ministry of Information Industry (MII) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications (MPT), and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer of professor level and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

Zuo Xunsheng, 56, Executive Director and Chief Executive Officer, has served as Executive Director and Chief Executive Officer since May 2006, and served as Chief Operating Officer of the Company from December 2005 to May 2006 overseeing general operations of the Company. Mr Zuo has served as Senior Vice President since July 2004. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group , Mr Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr Zuo has served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1993 to 1997, Mr Zuo has served as Director of the former Bureau of Telecommunications of Jinan City. Mr Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree.

Zhang Xiaotie, 54, Executive Director and Senior Vice President, has served as a Director since October 2004 and Senior Vice President since January 2007 overseeing procurement and logistics management. He has served as Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President and General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang served as Deputy Director and Director of Economic Planning and Communication Settlement Department of MII. He also held a series of senior-level positions at the former MPT and Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with an M.S. degree.

Li Fushen, 44, Executive Director, Chief Financial Officer and Joint Company Secretary, has served as executive director since January 2007, has served as Joint Company Secretary since December 2006, and has served as Chief financial Officer since September 2005. He served as Financial Controller from July 2004 to August 2005. Since October 2005, he served as the Chief Accountant of China Netcom Group. From October 2003 to August 2005, he served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of Jilin Communications Company and Deputy General Manager of the former Jilin Provincial Telecommunications Company. He graduated from the Australian National University with a master's degree in management, and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

Miao Jianhua, 55, Executive Director, has served as a Director since October 2004. He served as the Joint Company Secretary from December 2005 to December 2006. He has also served as Assistant to President of China Netcom Group since September 2003 to November 2005. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Netcom Group and the Company. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior-level positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

Tian Suning, 43, Vice Chairman, Non-Executive Director, has served as a Director since 2000 and re-designated as a Non-Executive Director since May 2006. He has also served as Vice President of China Netcom Group from April 2002 to May 2006. From 1999 to May 2006, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. He has been a Director of China Netcom (Group) Company Limited from 2001 to May 2006. He has also served as Vice Chairman and a Non-executive director of PCCW Limited since April 2005. Starting from April 2006, Dr. Tian has served as Independent Director of MasterCard International. After Dr. Tian resigned his CEO position at the Company on May 17, 2006, he founded and became Chairman of China Broadband Capital Partners L.P. . Invited by KKR, Dr. Tian has been appointed as Senior Advisor since November, 2006. Dr. Tian is also an Independent Director of Asiainfo Holdings Inc., a NASDAQ-listed company. Dr. Tian is a member of the Advisory Committee to Harvard Business School of the US and the International Business Council of the World Economic Forum. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988,and a B.S. degree in environmental biology from Liaoning University in 1985.

Yan Yixun, 68, Non-executive Director, has served as a Director since 2001. He is a member of the Standing Committee of the Tenth National People's Congress and Vice Chairman of the Financial and Economic Committee of the Tenth National People's Congress. He was a member of the Standing Committee of the Eighth and Ninth National People's Congress and a member of the Education, Science, Culture and Health Committee of the Ninth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, prior to that he served as Director of Shanghai Technical Physics Research Institute. He was a first-term Board Director of Legend Holdings Limited and now serves as Chairman of the Board of NewMargin Venture Capital Co., Ltd and Director of Chinese Academy Sciences Holdings Co., Ltd. Mr. Yan received a master's degree from the Institute of Electronics of the Chinese Academy of Sciences in 1966 and graduated from the Department of Radio Electronics at Tsinghua University in 1962.

Jose Maria Alvarez-Pallete, 43, Non-executive Director, has served as a Director since September 2005. He joined Telefonica Internacional in February 1999 as General Manager for Finance. In September of the same year, he became Chief Financial Officer of Telefonica, S.A.. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefonica Internacional, S.A. and General Manager of Telefonica Latinoamerica as well as a member of the Board of Telefonica, S.A. in July 2006. As at December 31, 2006, Telefonica Internacional, S.A. had 4.99% interest in the issued share capital of the Company. Mr. Alvarez-Pallete is a Director on the boards of Telecomunicacoes de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compania de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefonica de Espana, Telefonica Moviles S.A. (listed on the Stock Exchanges of Madrid and New York), Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina (listed on the Stock Exchanges of Buenos Aires and New York), Telefonica CTC Chile, Telefonica de Peru S.A.A. (listed on the Stock Exchange of Lima), Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, Telesp and Cointel. In addition, he is a member of the Supervisory Board of Cesky Telecom (a company listed on the Stock Exchange of Prague). Mr. Alvarez-Pallete received a bachelor's degree in economics from the Universidad Complutense of Madrid.

Mauricio Sartorius, 47, Non-executive Director, was the alternate director to Mr. Jose Maria Alvarez-Pallete from September 2005 to December 2006 and served as Non-executive Director from December 2006. Mr. Sartorius began his career with Banco del Progreso. In 1983, Mr. Sartorius started working at E. F. Hutton & Co., Inc. as a Registered Commodity Representative. In 1985, he joined Credit Suisse First Boston as Vice President of Corporate Finance for the Latin American Region based in New York. Mr. Sartorius joined Telefonica on January 1, 1997 as a Deputy Managing Director of the Corporate Finance Department. In 1998, Mr. Sartorius was appointed to be responsible for human resources for Telefonica Internacional, S.A. On January 1, 2005, he became the Chief Representative Officer of Asia of Telefonica Internacional and since then resides in Beijing. Mr. Sartorius holds a degree in economics from the Universidad Complutense of Madrid and a MBA degree from New York University.

John Lawson Thornton, 53, Independent Non-executive Director, has served as a Director since October 2004. Mr. Thornton is Professor and Director of Global Leadership Project at Tsinghua University in Beijing. He was President and a Director of The Goldman Sachs Group, Inc. until July 2003. Mr. Thornton is also a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China Ltd. (listed on the Shanghai and Hong Kong Stock Exchanges), Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees, a member of the Council on US Foreign Relations, a trustee of advisory board member of the Asia Society, China Institute, China Securities Regulatory Commission, the Eisenhower Fellowships, Financial Services Volunteer Corps, The Hotchkiss School, International Advisory Committee of the China Reform Forum, Morehouse College, National Committee on US-China Relations, Nelson Mandela Legacy Foundation (US), Tsinghua University School of Economics and Management (Beijing) and the Yale School of Management. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

Victor Cha Mou Zing, 57, Independent Non-executive Director, has served as a Director since October 2004. Since September 2001, Mr. Cha is the Managing Director of HKR International Limited and Alternate Independent Non-executive Director of New World Development Company Limited (both companies being listed on the Hong Kong Stock Exchange). He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University. Mr. Cha graduated from Stanford University with a MBA degree and University of Wisconsin with a B.S. degree.

Qian Yingyi, 50, Independent Non-executive Director, has served as a Director since October 2004. He is also a Professor of Economics at the University of California, Berkeley. Since 2005, Dr. Qian has served as Independent Director of the Industrial and Commercial Bank of China Ltd. (listed on the Shanghai and Hong Kong Stock Exchanges). Since 2006, Dr. Qian has been the Dean of the School of Economics and Management at Tsinghua University, and also has served as Independent Director of Vimicro International Corporation (listed on New York NASDAQ). Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an M.Phil. in management science/operations research from Yale University and an M.A. in statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University with a B.S. degree in mathematics.

Hou Ziqiang, 69, Independent Non-executive Director, has served as a Director since October 2004. He had also been Chairman of China Kejian Company Limited. Mr. Hou has served as Independent Director of the Varitronix International Ltd. (listed on Hong Kong Stock Exchange) Since 2005, Hou founded China Kejian Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

Timpson Chung Shui Ming, 55, G.B.S., J.P., Independent Non-executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an Executive Director of Hantec Investment Holdings Limited and Independent Non-executive Director of Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the Chairman of the Council of the City University of Hong Kong and a member of the Hong Kong Housing Authority. Formerly, he was an Executive Director of Shimao China Holdings Limited, a Director of Stockmartnet Holdings Ltd and Extrawell Pharmaceutical Holdings Limited. He was also Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the Managing Board of the Kowloon-Canton Railway Corporation and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong.

Hong Chen Jin, 44, Alternate Director to Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius, she served as an Alternate Director since December 2006. She joined Telefonica in Spain eleven years ago; since then, she has had a variety of professional experience working in the Telefonica fixed business (IT Strategy), mobile business (marketing department and mobile Value-Added and content services department) , and Telefonica Data (Broadband and Online Services), and also in Telefonica Soluciones (Key account client solution and sales). She was assigned to Beijing and appointed as the Asia Director in the beginning of 2005. Since then, her responsibility covers the government and institutional relationship, external communication, business development and strategies in Asia and office operation. Ms. Chen holds a bachelor's degree in Computer Science of Shanghai Jiaotong University and MBA. She began her career in China as faculty member of the Management School of Shanghai Jiao Tong University. During seven years in the USA, she obtained a master's degree in industrial engineering (major in investment analysis and corporate management skills). During that period, she worked as a Vice President of R&D in ACS - a US software company and headed the IT and network department of another US multinational corporation. In Spain, prior to joining Telefonica, she was a partner of a telecom consulting company.

Joint Company Secretaries and Qualified Accountant

Li Fushen, 44, Executive Director, Chief Financial Officer and Joint Company Secretary,

Mok Kam Wan, 44, Joint Company Secretary. Ms. Mok joined the Company in October 2005. She holds a bachelor's degree of laws from the University of London and a master's degree in business administration from The Hong Kong Polytechnic University. Ms. Mok is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Leung June Man, 37, Assistant to the Chief Financial Officer and Qualified Accountant. Mr. Leung has joined the Company since June 2005. He graduated from Washington State University in 1992 with a bachelor's degree in business administration, major in accounting. Mr. Leung is a member of both of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants.

Senior Management Officers

Zuo Xunsheng, Executive Director and Chief Executive Officer

Pei Aihua, 56, has served as Senior Vice President since July 2004 overseeing corporate development, mobile communications and administration. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. Mr. Pei is a senior engineer of professor level. He graduated with a master's degree in information communication management jointly sponsored by Fudan University and the Norway Management School in 2001. He graduated from Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993 and Beijing School of Telecommunications in microwave technology in 1976.

Zhao Jidong, 56, has served as Senior Vice President since July 2004, and is responsible for Olympics communications, international affairs and Beijing Municipal Branch Company. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003, and General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. Mr. Zhao graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School, and from Fudan University with a B.A. degree in English in 1975.

Zhang Xiaotie, Executive Director and Senior Vice President

Li Fushen, Executive Director , Chief Financial Officer and Joint Company Secretary

TengYong, 52, has served as Chief Technical Officer since August 2006, responsible for technical issues and ICT applications. He served as the General Manager of Hebei Communications Company from July 2004 to April 2006 and the General Manager of Tianjin Communications Company from May 2002 to July 2004. Mr. Teng held the position of General Manager of Tianjin Telecommunications Company from July 2000 to July 2002 and the Deputy Director and later Director of the Posts and Telecommunications Administration of Tianjin from May 1995 to May 2000. Mr. Teng graduated from Nanjing University of Posts and Telecommunications with a major in automatic telephone switching in February 1980, and later obtained a doctor degree of management and engineering from Tianjin University.

Zhu Lijun, 53, has served as Vice President since December 2006, responsible for network operation and consumer rights protection. Since March 2005 , he has served as Assistant to the General Manager of China Netcom Group, and served as General Manager of Department of Planning and Construction starting from July 2004. He was the General Manager of Shanxi Communications Company from August 2002 to July 2004. He was the General Manager of Shanxi Telecommunications Company from December 2001 to August 2002. He worked as the General Manager of Telecommunications Company of Guangxi Zhuang Autonomous Region from July 2000 to December 2001, and served as the Deputy Director of the Posts and Telecommunications Administration of Neimenggu Autonomous Region from August 1996 to July 2000. Mr. Zhu graduated from the Department of Chinese Language and Literature of Inner Mongolia Normal University in 1986, and later obtained a master degree of international business management from Australian National University.

Huo Haifeng, 42, has served as the Vice President from December 2006, in charge of marketing and key account management. He was the General Manager of Tianjin Communications Company since August 2004 to November 2006 and served as the General Manager of Dalian Branch of Liaoning Communications Company from December 2002 to August 2004. Before joining China Netcom Group, Mr. Huo was the General Manager of Dalian Branch of Liaoning Telecommunications Company of former China Telecom Group from April 2001 to December 2002. He worked as the General Manager of Anshan Branch of Liaoning Telecommunications Company from August 2000 to April 2001. Mr. Huo served as Director of Bureau of Telecommunications Administration in Anshan city of Liaoning Province from October 1998 to August 2000. After his graduation from the Changchun University of Posts and Telecommunications with a bachelor degree of computer application in September 1987, he obtained a master degree of telecommunications engineering management degree from Beijing University of Posts and Telecommunications and a master degree of business management from Australian National University.

Corporate Governance

The Company is deeply aware of the significance and purpose of corporate governance to our shareholders, and we are dedicated to pursuing sound corporate governance. The Company is convinced that every step to improve our corporate governance will help in enhancing our core competitiveness, our results and shareholders' value.

In order to achieve a world-class corporate governance structure and mechanism, in 2006, the Company continued with its efforts to push forward and improve the "Corporate Governance Consultancy Project" launched in 2005. While we continued to maintain our good board structure, called "hardware", such as the separation of the positions of Chairman and Chief Executive Officer, we further improved our "software", such as the establishment of a reasonable mechanism, a comprehensive system and a clear workflow. At present, the first stage and second stage of the project have been accomplished. On the basis of clarifying the key points of our corporate governance, the restructuring of the board of directors and committees of the board has been in effect with their responsibilities redefined. We have established the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee as required by "Code on Corporate Governance Practices". In addition, the Strategy Committee and the Supervision Committee were set up in order to effectively fulfill the responsibilities of the Board. Further, a host of regulatory documents including the guidelines of meeting for the board and its committees, guidelines for the directors and the code of ethics for directors have been elaborated for the purpose of clarifying the responsibilities of directors as required by the principles of the "Code on Corporate Governance Practices". Upon the implementation of the project, the responsibilities of both the Board and the management have been more clearly defined, with the rules for the procedures of meeting and decision-making more transparent. The assessment of performance of the Board, the directors and the management has now been standardized by procedures, thereby greatly enhancing the standards of corporate governance.

For the third stage of the project in 2007, the Company will continue to advance the governance reforms, make adjustments to the governance structure, consolidate and improve the high-quality personnel management, increase strategy formulation and implementation efforts, improve the assessment of the performance of the Board, the directors and the management, and strive to build up world-class corporate governance.

Throughout 2006, the Company has fully complied with the relevant provisions set out in "Code on Corporate Governance Practices", Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The Board
The Company has been adhering to the principle that non-executive directors shall be the majority in the Board to ensure the independence of decision-making of the Board and alignment with best interests of shareholders. The Board comprises of fourteen Directors, including five independent non-executive Directors, four non-executive Directors and five executive Directors. Members of the Board are professionals from the telecommunications, finance, property development and consultancy industries and economists. By virtue of their wealth of experience in their own fields and thorough understanding of our technological operations, in 2006, directors contributed greatly to the formulation of our strategies and enhancement of corporate governance.

The responsibility of the Board is to lead and supervise the Company in the conduct of its affairs and protect interests of shareholders and the Company as a whole. It exercises its powers pursuant to our articles of association, the relevant laws and regulations and regulatory requirements; it is responsible for supervising and controlling the governance structure and rules, defining our overall development strategies and approving our annual strategic development plans, budgets and targets, capital expenditure and investment plans, supervising the effectiveness of our internal control system and regulatory compliance of our operations, formulating a management succession system and managing the performance of the management of the Company. The Board delegated day-to-day management of the Company's business and administration to the management.

The Board routinely meets four times each year and on other occasions when a special Board decision is required on an interim basis. All members of the Board have full and timely access to relevant information for meetings in advance. Proposed Board and Board committee meeting schedules for a fiscal year are agreed and determined at the preceding fiscal year's Board meetings. During this reporting period, the Board held eleven meetings. The attendance record of each member of the Board is set out below:

    Directors                                                         Attendance

    Executive Directors
    Zhang Chunjiang (Chairman)                                              9/11
    Zuo Xunsheng*^(Chief Executive Officer)                                  7/7
    Zhang Xiaotie                                                           8/11
    Miao Jianhua^                                                          10/11
    Jiang Weiping#                                                           3/4

    Non-executive Directors
    Tian Suning (Vice Chairman)                                            10/11
    Li Liming##                                                            11/11
    Yan Yixun                                                              11/11
    Jose Maria Alvarez-Pallete^                                            11/11
    Mauricio Sartorius**                                                     0/0

    Independent non-executive Directors
    John Lawson Thornton                                                   10/11
    Victor Cha Mou Zing                                                     9/11
    Qian Yingyi                                                            11/11
    Hou Ziqiang                                                            11/11
    Timpson Chung Shui Ming                                                11/11

*    Appointed as a director with effect from May 17, 2006
**   Appointed as a director with effect from December 19, 2006
#    Resigned as a director on May 17, 2006
## Resigned as a director on January 15, 2007; Mr. Li Fushen was appointed as an executive director with effect from January 15, 2007
^ Mr. Zuo Xunsheng and Mr. Miao Jianhua attended one of the board meetings by their alternates and Mr. Jose Maria Alvarez-Pallete attended five of the board meetings by his alternate.

During this reporting period, the Board at all time complied with the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, and complied with the requirements that at least one of the independent non-executive Directors must have appropriate accounting or related financial management professional qualifications.

Details of the Chairman, Vice Chairman, Executive Directors, Non-executive Directors and Independent Non-executive Directors are set out on pages 16 to 20 of this annual report.

Chairman and Chief Executive Officer

The positions of Chairman and Chief Executive Officer are held by Mr. Zhang Chunjiang and Mr. Zuo Xunsheng* respectively. The separation of functions ensures greater independence between the Board and the management. The Chairman is mainly responsible for chairing and managing the Board, as well as focusing on major strategic issues and corporate governance. The Chief Executive Officer is responsible for the operations of the Company and accountable to the Board. Our Chairman and Chief Executive Officer have extensive and long standing experience in the telecommunications industry. The Company is confident that their expertise and experience will be beneficial for the enhancement of the Company's business performance.

* Mr. Zuo Xunsheng has been appointed as the Chief Executive Officer with effect from May 17, 2006 and Dr. Tian Suning resigned from the position on the same date.

Independent Non-executive Directors

In 2006, the Independent Non-executive Directors had gained a better understanding of the technology and operations of the Company through their participation in training, seminars and studies. They played active roles in the affairs of the Company through Board meetings, committee meetings and meetings of the independent board committee, and provided a lot of constructive comments and suggestions to the Company on corporate governance practice, strategic planning and internal control system optimization. In 2006, our management proposed the disposal of the Company's major telecommunications assets, liabilities and operations in Guangdong Province and Shanghai Municipality. Pursuant to the requirements of the Listing Rules, the Board of the Company established an independent board committee which comprised all independent non-executive Directors and chaired by Mr. Timpson Chung Shui Ming to provide independent advice on the fairness and reasonableness of the disposal transaction. The Independent Board Committee acted in the interests of minority shareholders, reviewed the qualifications and capability of the independent financial advisor and discussed in detail the fairness and reasonableness of the terms of disposal, in order to protect the legitimate rights and interests of minority shareholders. The Independent Board Committee held three meetings in total in 2006.

The attendance record of each Independent Board Committee member in 2006 is set out below:

    Directors                                                        Attendance

    Timpson Chung Shui Ming                                                 3/3
    John Lawson Thornton                                                    2/3
    Victor Cha Mou Zing                                                     3/3
    Qian Yingyi                                                             3/3
    Hou Ziqiang                                                             3/3

To fully demonstrate the function of Independent Non-executive Directors and protect the interests of minority shareholders, the Board, in accordance with legal requirements and international best practices, arranges for the Independent Non-executive Directors to play a key role in reviewing all the connected transactions.

The Company has obtained the confirmation from all the Independent Non-executive Directors relating to their independence under the Listing Rules. The Company considers all the Independent Non-executive Directors to be independent. There are no relations among the directors (including the Chairman and the Chief Executive Officer).

Non-executive directors

All Non-executive Directors are appointed for a term of not more than three years, and are subject to retirement by rotation and re-election by shareholders. Pursuant to the Articles of Association of the Company, one-third of the Directors, including both Executive and Non-executive Directors, are required to retire from office by rotation at the annual general meeting each year. A retiring Director is eligible for re-election. Any Director who is appointed by the Board will hold office until the next following annual general meeting and will be eligible for re-election.

Board Committees

In 2006, according to the corporate improvement reform plan, the Board optimized the structure of the board committees. Prior to June 28, 2006, the Board established four committees, namely, the Audit Committee, Compensation and Nomination Committee, Corporate Governance Committee and the Strategic Planning Committee. On June 28, 2006, the Board approved for the establishment of the Supervision Committee and re-named the original committees with the re-assignment of duties. At present, there are five committees, namely the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, Strategy Committee and Supervision Committee. Among the adjustments, in May 2006, the Audit Committee amended the "Terms of Reference of the Audit Committee", but there has not been any significant change in the composition and duties of the Audit Committee; duties of the original Compensation and Nomination Committee in respect of nomination was merged with those of the Corporate Governance Committee, and the Compensation and Nomination Committee was re-named Compensation Committee, whereas the Corporate Governance Committee was re-named Nominating and Corporate Governance Committee and its composition was adjusted in line with the adjustment of its duties; the original Strategic Planning Committee was renamed the Strategy Committee, but there has not been any significant change in its duties, while members of the committee were suitably adjusted. Adjustments to the duties and composition of these committees were merely the natural course to rationalize the duties of these committees for their members to make full use of their knowledge and experience, hence enhancing the standard of corporate governance.

Audit Committee

To guarantee the objectiveness, fairness and independence of the Audit Committee, the Audit Committee comprises four Independent Non-executive Directors, chaired by Mr. Timpson Chung Shui Ming. Other members of the committee include Mr. Victor Cha Mou Zing, Dr. Qian Yingyi and Mr. Hou Ziqiang. The primary responsibilities of the Audit Committee include supervising and managing our financial reporting system, reviewing the auditors' appointment, and supervising the work of the internal audit department as well as guiding and supervising our internal control system.

As an experienced member of the HKICPA and of the ACCA, Mr. Chung has extensive professional experience. His active participation has helped to improve the internal control system and the financial reporting system of the Company. Led by Mr. Chung, not only has the Audit Committee performed its responsibilities for supervising corporate auditing, but also played an important role in optimizing the internal control system. The Audit Committee leads the implementation of the Company's internal control projects, reviews regular phasal result reports submitted by the internal control project team, and supervises solutions to internal control problems identified and has established an effective channel of complaints and reports.

In 2006, the Audit Committee held seven meetings and discharged its responsibilities set out in the related regulations, including reviewing the financial statements, annual results and accounts, half-yearly reports as well as major comments concerning financial reporting in the financial statements and reports; reviewing the appointment and reappointment of external auditor and making suggestions to the board; reviewing and pre-approving the annual engagement letter for the external auditor covering the defined service fees, all audit services and non-audit services permitted under the Sarbanes-Oxley Act and under rules and regulations published by U.S. Securities and Exchange Commission as well as relations between the Company and such external auditor. Besides, the Committee also reviewed and discussed with the external auditor on the annual audit plan (including the timeline and scope of audit activities), supervised the annual progress and results of the plan, reviewed the progress of internal control project undertaken by the management in response to the requirements under the Sarbanes-Oxley Act 404, gave guidance to the internal audit department in its revision of "Internal Audit Rules of China Netcom", heard reports from the internal audit department on a regular basis and reviewed major connected transactions which do not require to be reviewed by the Independent Board Committee as prescribed by the Listing Rules.

The attendance record of each member of the Audit Committee in 2006 is set out below:

    Directors                                                         Attendance

    Timpson Chung Shui Ming                                                  7/7
    Victor Cha Mou Zing                                                      7/7
    Qian Yingyi                                                              7/7
    Hou Ziqiang                                                              7/7

The Board acknowledges the responsibilities for preparing the accounts. A statement of the auditors about their reporting responsibilities is set out in the auditors' report on the financial statements on page 75 of this annual report.

During the reporting period for the year ended December 31, 2006, the fees paid/payable to the external auditors in respect of audit and non-audit services provided by such auditors to the Company are set out as follows:

    Nature of services                                              Amount (RMB)

    Audit services                                                    61,000,000
    Audit related services                                            30,960,202
    Non-audit services
    (i)  Taxation services & Transfer pricing reports                  1,181,947
    (ii) Other services                                                  556,150

Compensation Committee

On June 28, 2006, the Compensation and Nomination Committee was re-structured and re-named as the Compensation Committee. The powers and functions of the original committee to nominate directors and senior management were merged with those of the Corporate Governance Committee, and the Corporate Governance Committee was re-named as the Nominating and Corporate Governance Committee.

The primary duties of the Committee include making recommendations to the Board in respect of the overall compensation policies and structure of the directors and senior management of the Company and the establishment of formal and transparent procedures for the formulation of these policies; determining the specific compensation package of the senior management on behalf of the Board and making recommendations to the Board in respect of the compensation of the non-executive directors; reviewing and supervising the share option scheme and option allocation plan of the Company; and assessing the performance of the directors as well as the senior management.

The Compensation Committee of the Board is chaired by Dr. Qian Yingyi; other members include Mr. Zhang Xiaotie, Mr. Li Fushen, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming. Ms Li Liming resigned as a director and member of the Compensation Committee on January 15, 2007.

In 2006, the Compensation Committee (including the Compensation and Nomination Committee) held seven meetings, of which four meetings were to discuss remuneration related matters. Its work includes the consideration and approval of the proposal on the revision of director's fees and the compensations for various committee members, the compensation proposal for executive directors and the senior management and supplemental agreements to their service agreements, the revision proposal for the share option scheme for the middle-to-senior management, and other documents relating to the Company's systems such as the "Measures Governing Directors' Performance Evaluation", "Interim Measures for the Performance Evaluation of Senior Management Personnel", which were submitted to the Board for consideration and approval. The Committee also organizes and implements performance evaluation of directors.

The attendance record of each member of the Compensation Committee (including the Compensation and Nomination Committee) in 2006 is set out below:

    Directors                                                        Attendance

    Zhang Chunjiang^ (Chairman)                                             4/5
    Qian Yingyi*                                                            3/3
    Zuo Xunsheng**                                                          1/1
    Zhang Xiaotie***                                                        2/2
    Jiang Weiping#                                                          4/4
    Li Liming##                                                             2/2
    John Lawson Thornton****                                                4/7
    Victor Cha Mou Zing###                                                  3/5
    Hou Ziqiang###                                                          5/5
    Timpson Chung Shui Ming***                                              2/2

^ Resigned as the chairman of the committee with effect from May 16, 2006 and continued to act as a member; ceased to be a member of the committee with effect from June 28, 2006
*    Joined the committee with effect from May 16, 2006 and acted as the chairman
**   Appointed as a member from May 17, 2006 to June 28, 2006
***  Joined the committee with effect from June 28, 2006
# Resigned as a director with effect from May 17, 2006 and ceased to be a member of the committee
## Joined the committee with effect from June 28, 2006, resigned as a director on January 15, 2007 and ceased to be a member of the committee
###  Ceased to be a member of the committee with effect from June 28, 2006
**** Due to telephone network problems, Mr. John Lawson Thornton was unable to participate in one of the committee meetings

Nominating and Corporate Governance Committee

On June 28, 2006, the relevant powers and functions of the Corporate Governance Committee merged with those of the original Compensation and Nomination Committee with regard to the nomination of directors and senior management, and the committee was re-named as the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is dedicated to the realization of a sound composition with industry experience and professional capability within the Board. The primary duties of the committee include the nomination of directors and senior management, supervising the implementation of corporate governance system and the operation efficiency of the Board and making recommendations to the Board with regard to the optimization of the corporare governance structure. In accordance with the Guidelines for Directors of the Company, the Nominating and Corporate Governance Committee is responsible for formulating the criteria for selecting directors, working out Directors' succession plan, suggesting candidates of Directors, and submitting the related proposals to the Board and/or shareholders' meeting for review and approval. For the nomination of candidates for new appointments of directors, the committee primarily considers whether the candidates have the necessary professional expertise and experience to help the Board to perform its duties in a better way and to promote the development of the Company. The independence of independent non-executive directors is examined by the committee.

The committee is chaired by Mr. John Lawson Thornton, an independent non-executive Director. Other members include: Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Dr. Qian Yingyi and Mr. Victor Cha Mou Zing.

The Nominating and Corporate Governance Committee is committed to the continued optimization of the composition of the Board and the management and the continuous improvement of the corporate governance system of the Company. Its role is significant to the enhancement and improvement of the structure of corporate governance. In 2006, the Nominating and Corporate Governance Committee (including the Corporate Governance Committee) held five meetings. Its work included the consideration of the proposal on the improvement of the corporate governance project and documents relating to the systems of the Company such as "Terms of Reference of the Nominating and Corporate Governance Committee", "Procedural Rules for the Board of Directors and Board Committees", "Guidelines for Directors", "Guidelines for the Board of Directors", "Implementation Rules for Succession Planning of Senior Management" and its revised version, "Job Description of the Senior Management", "Interim Measures on the Joint Meeting between the Board of Directors and Chairmen of Staff Unions", "Interim Measures Governing the Attendance of Staff Representatives at Meetings of the Board of Directors and Board Committees" and "Evaluation Criteria for the Board and Board Committees for 2006", as well as the nominations of the vice presidents, chief technical officer, directors and alternate director(s) and changes of joint company secretaries, which were submitted to the Board for consideration and approval.

The attendance record of each member of the Nominating and Corporate Governance Committee (including the Corporate Governance Committee) in 2006 is set out below:

    Directors                                                        Attendance

    John Lawson Thornton                                                    5/5
    Zhang Chunjiang*                                                        1/3
    Tian Suning#                                                            0/2
    Zuo Xunsheng*                                                           3/3
    Victor Cha Mou Zing*                                                    3/3
    Qian Yingyi                                                             5/5
    Miao Jianhua#                                                           2/2
    Timpson Chung Shui Ming#                                                2/2

*    Joined the committee with effect from June 28, 2006
#    Ceased to be a member with effect from June 28, 2006

Strategy Committee

On June 28, 2006, the original powers and functions of the Strategic Planning Committee were suitably adjusted and the committee was re-named as the Strategy Committee.

The Strategy Committee is primarily responsible for reviewing the medium to long-term strategies, annual operation plans and budgets and significant investment plans of the Company. It also reviews and monitors the procedures and system for the risk management of the Company and supervises the implementation of our development strategies.

The committee is chaired by Mr. Zhang Chunjiang. Other members include: Dr. Tian Suning, Mr. Zuo Xunsheng, Mr. Li Fushen, Mr. Jose Maria Alvarez-Pallete, Dr. Qian Yingyi and Mr. Hou Ziqiang. Ms Li Liming resigned as a director and member of the Strategy Committee on January 15, 2007.

In 2006, the Strategy Committee (including the Strategic Planning Committee) held four meetings to discuss and review the proposal to amend its terms of reference, the business plan and budget for 2007. It also discussed the implementation of the Company's strategies and risk management as well as the Company's medium to long-term strategies and adjustment to the strategy for the southern region, which were submitted to the Board for consideration and approval.

The attendance record of each member of the Strategy Committee (including the Strategic Planning Committee) in 2006 is set out below:

    Directors                                                       Attendance

    Zhang Chunjiang (Chairman)                                             3/4
    Tian Suning*                                                           0/3
    Zuo Xunsheng**                                                         4/4
    Li Liming                                                              3/4
    Jose Maria Alvarez-Pallete                                             3/4
    Qian Yingyi                                                            3/4
    Hou Ziqiang                                                            4/4
    Zhang Xiaotie#                                                         1/1
    Jiang Weiping##                                                        0/0

*   Joined the committee with effect from June 28, 2006
**  Joined the committee with effect from May 17, 2006
#   Ceased to be member of the committee with effect from June 28, 2006
## Resigned as a director with effect from May 17, 2006 and ceased to be a member of the committee

Supervision Committee

The Supervision Committee is primarily responsible for identifying any disciplinary breach, violation of regulations and corrupt acts of the middle-to-senior management by establishing and improving the supervisory system and workflow and opening up channels for reporting such behaviors in accordance with the Listing Rules and regulatory requirements. It urges the directors and the middle-to-senior management as well as other staff to abide by the rules and be conscious of self-discipline and faithfully discharge their duties.

The committee is chaired by Mr. Miao Jianhua. Other members include Mr. Zhang Xiaotie, Mr. Timpson Chung Shui Ming, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang.

In 2006, the Supervision Committee held two meetings and considered "the Terms of Reference of the Supervision Committee", "the Code of Ethics for Directors", "the Code of Ethics for Middle-to-Senior Management" and "the Measures Governing the Receipt and Treatment of Allegations and Complaints of the Supervision Committee", which were submitted to the Board for consideration and approval.

The attendance record of each member of the Supervision Committee in 2006 is set out below:

    Directors                                                      Attendance

    Miao Jianhua                                                          2/2
    Zhang Xiaotie                                                         2/2
    Timpson Chung Shui Ming                                               2/2
    Victor Cha Mou Zing                                                   2/2
    Hou Ziqiang                                                           2/2

Share Transactions of Directors

In respect of the requirements for directors' share transactions, the Board has adopted the provisions of the Model Code under Appendix 10 to the Listing Rules for the share transactions of Directors and has required directors to comply with these provisions. The Company has received the confirmation from the Directors that during the reporting period, all the Directors have complied with these requirements. Also, in 2006, the Board came up with the Code of Ethics for Directors and put forward compliance requirements for the directors' share transactions.

Comparison between corporate governance requirements of the New York Stock Exchange and the Hong Kong Listing
Rules

According to the Corporate Governance Standards set out in Section 303A of New York Stock Exchange (NYSE) Listing Company Manual, foreign issuers listed in NYSE (including China Netcom Group Corporation (Hong Kong) Limited) are required to disclose major differences in requirements of corporate governance between its place of incorporation and that of NYSE applicable to local US issuers. A summary of such difference is available on the website of the Company at http://www.china-netcom.com/English/inv/Corporate_Governance_Differences.htm

Internal Controls

The Board is responsible for the internal control system of the Company and has the responsibility for reviewing its effectiveness. In 2006, the Board conducted a review of the effectiveness of the internal control system of the Company.

The Company began to improve its internal control system on a Company-wide basis in October 2004. The Company's internal control system was established based on the current requirements of the Company after the Company had fully reformed and reviewed the effectiveness of its internal control system relating to financial reporting. The internal control system was established with reference to the "Internal Control - Integrated Framework " issued in 1992 by the Committee of Sponsoring Organization of the Treadway Commission ("COSO") and was closely based on the actual situation of the Company.

As a result of the above, the Board found no significant issues in its internal control system in 2006.

Shareholder Communications

In 2006, we continued to commit our efforts in improving both the scope and quality of our information disclosure in order to enhance our operation transparency. In 2006, the Company began to disclose key operating information on a quarterly basis. In order to allow investors to have a better understanding of our operation and to be able to forecast our development trend more reasonably, in 2007, the Company plans to disclose the subscriber number of our primary businesses on a monthly basis. This initiative will greatly increase the transparency of our operations, so that investors can timely grasp the operation situation and the result of the implementation Company's strategies, which will minimize investment risks caused by information opacity.

In 2006, we continued to improve our communications with shareholders. Efforts had been made to improve the quality of our response to the questions received via our investors hotline and investors mail box, to increase the frequency and quality of meeting between our management and investors, to improve the user-friendliness of our investor relations website, to ensure the timely disclosure of important information on the Company's website and to actively take part in investor conferences held by major investment banks. In 2006, we participated in over 200 investor conferences, interviewed nearly 250 investors. Our Chairman, Chief Executive Officer and Chief Financial Officer had participated in nearly 120 investor conferences.

General Meetings

The most recent general meeting was the two extraordinary general meetings held on February 14, 2007 in the Ballroom, Island Shangri-la, Hong Kong. The major items discussed at the meetings and the voting results are set out below:

-- Approval of the assets transfer agreement regarding the disposal of the Company's assets, liabilities and operations in Guangdong Province and Shanghai Municipality and the transactions contemplated thereunder (99.9989%);

-- Approval of the revision of director's fees commencing from the financial year of 2007 (99.999999%).

The above resolutions put to the shareholders were passed at the extraordinary general meetings. The results of the voting by poll were published on the Company's website, the website of the Hong Kong Stock Exchange and also by way of announcement in Hong Kong newspapers.

The next general meeting will be the annual general meeting to be held on May 22, 2007.

Information relating to the details of shareholders, their shareholdings and the Company's public float status are set out in the Report of the Directors in the annual report.

There has been no change in the articles of association of the Company during 2006.

Performance of share price

Our ordinary shares are listed on The Stock Exchange of Hong Kong Limited, and our shares are also listed and traded in the form of depositary shares on the New York Stock Exchange.

The closing price of our ordinary shares on The Stock Exchange of Hong Kong Limited on the last trading day in 2006 was HK$20.85 with a market capitalization of HK$138.666 billion, an increase of 68.8% over the end of 2005. In 2006, the average daily trading volume of our ordinary shares amounted to 10,023,041.67shares, an increase of 13.8% over 2005.

The closing price of our ADR on the last trading day in 2006 was US$53.52, an increase of 65.0% over 2005, and the average daily trading volume amounted to 63,541.67, an increase of 31.9% over 2005.

Human Resources Development

In 2006, in order to accommodate our strategic goal of transforming into a "Broadband communications and Multi-media Services Provider", the Company further optimize in areas such as our organizational structure, operational process, remuneration and performance evaluation as well as staff training, with a view to enhancing the value of our human resources, improving job satisfaction of our staff and continuously improving our capability in implementing our strategies, so as to facilitate a successful transformation.

Employees

As of December 31, 2006, we had 140,747 full-time employees, representing an increase of 1.67% over the same period of last year; 55,416 temporary staff , representing a decrease of 8.44% over the same period of last year.

Remuneration and performance evaluation

In 2006, with operations and staff incentive as the widing principles, we devoted more efforts to refine our management of staff costs in a more precise manner. We established a remuneration incentive system for our frontline sales and maintenance staff. We implemented a quantitive performance management model, which separates our strategic goal into small tasks and assign them to every single staff at every level. These have ensured strategic synergy of the entire organization with the effect of catalyzing a more proactive attitude among our staff.

Furthermore, in order to better meet the needs of our operations and management, the Company established in 2006 a unified performance-oriented remuneration system based on different positions.

Staff development and training

The construction of a unified bureaucratic system and a model on capabilities and caliber was important measure on our human resources in 2006, which facilitated our business transformation. The new bureaucratic system is a market-oriented mechanism to optimize deployment of our human resources and to provide strong support for realization of our strategic goals. Also, the new bureaucratic system has changed the mode of staff promotion based on administrative decisions into two-way promotion channel. This will help plan and guide the occupational development of our staff in a reasonable manner and provide them with all-dimension development and promotion opportunities.

Our transformation and the rapidly evolving telecommunications industry drive the staff training to be an effective way to further improve our staff's job satisfaction and to facilitate our reform. In 2006, staff training sessions were carried out to address issues including our strategic transformation, improvement in expertise and learning from advanced international experience.

-- we conducted training sessions for 555 middle-to-senior level management staff on financial knowledge and management transformation. Through the training, they acquired systematic understanding of the significance, the implications, the objectives and the steps of our transformation. The training allows them to think from a new perspective, thus enhancing the standard of our management to meet the needs of our transformation and reforms;

-- we organized special training sessions attended by an aggregate of 1,600 persons, helping to enhance professionalism of the attendees in various relevant professional areas.

-- To increase the staff's exposure to best management experiences overseas, we made more frequent exchanges with well-known overseas telecommunications operators. We entered into staff exchange agreements with Telefonica Internacional, S.A., Hong Kong PCCW Limited and Korea Telecom. Eight middle level employees were sent to work in other international operators to learn from them advanced experiences including corporate governance, mobile operations, sales and marketing, sales to key customers, network operation and maintenance.

Establishment of the senior management team and nurturing of talents

The management of our provincial companies represents core strength in our operations and management. In 2006, the Company adjusted and optimized the composition of management and back-up teams based on their performance. We also created a back-up team for our provincial company management with nearly 100 selected staff of high caliber as our talent pool.

System construction and management enhancement

Construction of a staff information system is an important method we used to achieve our refined management of human resources and to increase management efficiency. In 2006, our information management system for human resources commenced operation. This will significantly improve the accuracy and timeliness of interaction of staff-related data. The system has achieved the goal of standardizing, unifying and enhancing transparency of our human management.

Future prospects

In 2007, the Company will implement in full force the unified bureaucratic system, the capability and calibre model and the remuneration incentive system. Meanwhile, we will further improve our recruitment system and strengthen training of our management executives and core staff, thereby building up a team with superb technical and execution skills to support our successful strategic transformation.

Business Review

    o High-growth businesses continued to grow at a rapid pace and accounted for 26% of total revenues, representing an increase of 5.8 percentage points over the same period of last year

    o Broadband and other Internet-related services continued to grow quickly, and the number of broadband subscribers reached 15.081 million, representing an increase of 31.4% over the same period of last year

    o Value-added businesses continued to enjoy robust growth with the number of "Personalised Ring" subscribers reaching 15.766 million, translating into a penetration rate 13.7%; the number of caller identification subscribers reached 78.78 million, representing a penetration rate of 68.5%; and the volume of PHS short messages reached 7,815 million, representing an increase of 15.3% over the same period of last year

    o "CNC Connected" and ICT services provide business subscribers with integrated telecommunications, IT and IT-related applications, allowing us to secure our cooperative relationships with existing customers further and to explore a new source for revenue growth

    o CAPEX kept declining, and the CAPEX guidance for 2007 will represent 20.7% decrease from 2006.


Summary of Key Product lines

           Fixed-line                  Broadband and Other          Business and Data
       Telephone Services            Internet-related Services    Communication Services            ICT services

      114.934 million subscribers     15.081 million subscribers   Premium customer base        Targeting corporate customers
      (including PHS)

      91.5% market share(1)(2)        87.5% broadband              Leading provider             Unique competitive strengths
                                      market share(1)(2)

      80.5% of revenue(3)             13.3% of revenue(3)          5.3% of revenue(3)           0.9% of revenue(3)

      Decrease of 2.6%(3)             33.7% growth(3)              5.3% growth(3)               --

(1)  As of December 31, 2006
(2)  In our northern service region
(3)  Excluding upfront connection fees

In 2006, amid extremely imbalanced market competition, we accelerated our strategic transformation towards becoming a "broadband communications and multi-media services provider" under the theme of "innovations and transformation". On one hand, we fully leveraged our advantages of fixed-line multi-operations and ample network resources to provide bundled services to maintain our existing customer base; and on the other hand, we fully leveraged our abundant customer resources and the opportunities brought by the Government policy of promoting informatization to intensify development and promotion of our high-growth businesses. In 2006, the Company saw total revenue reached RMB85,495 million (excluding upfront connection fees and discontinuing operations.), of which continuing operations achieved revenues of RMB84,515 million (Unless otherwise specified, all data hereunder exclude upfront connection fees and discontinuing operations.), representing an increase of 2.5% over the same period of previous year. The high-growth businesses, including broadband, value-added services, ICT and business & data communication services are a major driver for revenue growth.

The following table illustrates the key operating statistics for 2006 and 2005:

                                                                          2005              2006       Growth rate

    Fixed-line subscribers ('000)                                      115,328           114,934             -0.3%
    Including: PHS subscribers ('000)                                   27,337            27,334            -0.01%
    Broadband subscribers ('000)                                        11,475            15,081             31.4%
    Total usage (pulses in millions)                                   228,436           217,270             -4.9%
      Excluding Internet dial-up usage (pulses in millions)            219,884           211,999             -3.6%
      Internet dial-up usage (pulses in millions)                        8,552             5,271            -38.4%
    Domestic long distance calls (minutes in millions)                  30,975            33,670              8.7%
    International long distance calls (minutes in millions)                591               566             -4.2%
    Number of ports for DDN (ports)                                    131,812           115,480            -12.4%
    Number of ports for Frame Relay (ports)                             43,519            41,448             -4.8%
    Number of ports for ATM (ports)                                      4,212             6,441             52.9%
    Digital circuits leased (x2Mbps)                                   129,989           171,249             31.7%
    Volume of PHS short messages (in millions)                           6,777             7,815             15.3%
    "Personalised Ring" service subscribers ('000)                       6,814            15,766            131.4%
    Penetration rate for caller identification (%)                       65.9%             68.5%              2.6%
    Telephone information services (million minutes)                     3,084             2,457            -20.3%

(1) International long distance call volume includes calls to Hong Kong, Macau and Taiwan

Broadband and other Internet-related Services

The PRC government's enthusiasm in promoting information technology across the country, coupled with gradual recognition by corporations of the value of informatization and surging demand from households and individuals for Internet content are driving rapid growth in broadband and Internet businesses in China. In 2006, the Company continued to advance its business model for broadband operation, with an "access + content" fee mechanism riding on a "PC + TV" multi-terminal platform. This model helped drive the development of our broadband businesses from various aspects, such as broadband access, broadband contents and applications as well as IPTV. Our broadband businesses thus maintained its rapid growth momentum and continued to be a major growth driver.

In order to enhance the penetration rate of our broadband operations, we adopted the following measures:

--   selectively upgrading network speed;

-- introducing more diversified product and price offerings to satisfy the customers in different niche markets;

-- making use of the first all-video website in China, "CNC MAX ", to implement our bundled "access + contents" marketing strategy; and

-- promoting bundled broadband and traditional voice services and introducing bundled products such as "Family Affections Online" and "Affections Unlimited"

Through the above measures, we successfully maintained strong growth momentum in our broadband businesses. In 2006, we added a net of 3.61 million subscribers to broadband subscriber base, boosting the total to 15.081 million, representing a year-on-year increase of 31.4% . We still maintain a 87.5% market share in our northern service regions.

    Unit: '000 subscribers                      2004         2005          2006

    Number of broadband subscribers          8,492.4     11,475.2      15,080.8
    Including: DSL                           5,956.2      8,568.4      11,378.9
               LAN                           2,533.2      2,904.2       3,698.2
    Northern service region                  8,146.4     11,036.2      14,428.6
    Including: DSL                           5,939.2      8,529.2      11,287.9
               LAN                           2,207.2      2,507.0       3,140.6
    Southern service region                      346          439         652.2
    Including: DSL                              17.0         39.2          91.0
               LAN                             326.0        397.2         557.6

We believe that the development in broadband contents and applications is crucial to maintain sustainable growth in our broadband business. In 2006, the Company established "China Netcom Group Broadband Online Limited Corporation", a wholly-owned subsidiary specially designated for broadband content and applications. We officially launched the first all-video broadband website "CNC MAX". "CNC MAX" blends into local content platforms run by our branches in each province, evolving into an "access + contents" combined fee mechanism. In 2006, "CNC MAX" and branch websites in each province hosted a high volume of live broadcast and featured activities, including the World Cup, NBA and "Starlight on spot". These activities attracted patronage from a large number of web-surfers, consequently developed among them a habit of paid viewing. In addition, we established good strategic working relationships with mainstream content providers such as Sina, Google, Shanda, Jiuzhou and Youdu, thereby laying a solid basis for making "CNC MAX" a content-rich website.

In 2006, the Company leveraged its status as an official partner of the Olympic Games to develop the "2008 Broadband Hotels" services based on our commitment to deliver a "Broadband Olympics". By the end of 2006, we had converted 1,267 hotels into "2008 Broadband Hotels". We conducted a marketing campaign titled "Broadband Carnival, Where All the Funs Are" to promote our broadband businesses under the "Access + Contents + Olympic Elements" bundled sales mode.

In 2006, the Company spent more efforts in promoting its comprehensive information services for corporate customers, especially small and medium size enterprises. We provided them comprehensive communication and information services including information technology applications, basic communication products. In the course of delivering these services and value-added services, we satisfied their demand for "external communication + internal information technology applications" and at the same time achieved rapid growth in our broadband access and broadband contents and application businesses.

Our IPTV business also achieved a breakthrough in its development in 2006. In addition to Harbin, in July 2006 the Company was granted a right to provide IPTV services in five cities, including Heihe and Moudanjiang of Heilongjiang, Shenyang, Dalian and Panjin of Liaoning. In 2006, through joint efforts with the Government, the Company provided information technology services for the rural areas based on IPTV technology in Henan province. The model under which these services were being provided won the recognition of relevant government authorities and will be promoted in other regions in 2007. By the end of 2006, the number of IPTV subscribers reached 144.5 thousand, representing an increase of 201% over the same period of last year.

Fixed-line Telephone Services

In 2006, as domestic mobile operators launched service packages at competitive prices, the migration from fixed line to mobile communications intensified, posing an acute challenge to monolithic fixed-line operators. In 2006, the number of our local fixed-line subscribers was 114.934 million, down by 0.3% over the same period of the previous year. This was the first time the Company experienced negative growth in its fixed line subscriber base. This was a result of a combination of intensifying mobile substitution and a change in our subscriber management strategy. The Company had put more effort in terminating services available to invalid subscribers. In 2006, our local voice traffic also declined. Stripping out dial-up internet access, the Company handled 211,999 pulses of million, down 3.6% over the same period of last year.

In order to maintain our leading position in local telephone operations, the Company exploited its advantage of multi-services fixed network and rich network resources and launched different bundled operations targeting different customer segments:

o For urban subscribers, we provided with bundled services labelled "Family 1+" and "Unified Number" with both fixed-line and mobile functionalities;

o For campus subscribers, we offered "New Sunshine" service to provide more SMS and family calls;

o For rural subscribers, we offered the "Economical Phone", a bundled voice and value-added service, which does not charge monthly fees to encourage higher voice traffic and value-added-service usage.

These service offerings slowed down migration of customers away from the fixed line network and stimulated voice traffic to some extent. However, limited by the pace at which we upgraded our network to embrace intelligent functionalities and other supporting infrastructure, these bundled services were yet to be launched on a large scale in our service regions. Upon completion of the upgrading construction, these bundled services will be rolled out across our service regions, mitigating the declines in our local voice communications services.

    Unit: '000 Subscribers                   2004           2005           2006

    Fixed-line subscribers                108,079        115,328        114,934
    Northern service region               107,571        114,658        113,972
    Including: Residential                 70,638         70,273         68,803
               Business                     9,251         10,725         10,946
               PHS                         22,124         27,329         27,316
               Public telephones            5,558          6,331          6,907
    Southern service region                   508            670            962

As mobile operators launched aggressive tariff packages, the tariff advantage of PHS was diminishing. In 2006, our PHS business focused more on niche markets and was used as a core element in our bundled services. PHS was being marketed as an extension of our fixed-line telephone service in our sales programs. By the end of 2006, the number of PHS subscribers of the Company amounted to 27.334 million, roughly level to that of the same period of last year.

Value-added Services

In 2006, the strategy for our value-added services was to increase the penetration rate of our existing value-added services and to accelerate development of new services in our product mix. In 2006, our value-added services continued to enjoy rapid growth.

o The number of "Personalised Ring" subscribers was 15.766 million, up approximately 131.4% over the same period of last year, of which, the number of fixed-line "Personalised Ring" subscribers was 8.917 million, up 480.9% from the same period of last year.

o The volume of SMS sent through PHS was approximately 7,815 million pulses, representing an increase of 15.3% over the same period of last year.

o The penetration rate of caller identification service was 68.5%, 2.6 percentage points higher than the same period of last year.

In 2006, we introduced more varieties to our value-added services, including "Phone Navigation", "Phonemate" and "Concealed Number". New value-added services not only satisfied new demand from customers but also stimulated the usage of voice traffic through our fixed line network and significantly enhanced the revenue per line subscriber. Upon completion of upgrading our network to allow intelligent functionalities, new value-added services can be rolled out on a large scale in the service regions of the Company.

While fixed-line voice services were suffering from mobile substitution, value-added services became an important force in stabilizing voice traffic through the fixed-line network, as they brought about growth in revenue. They also constituted an effective means to enhance utilization of our customer resources. The growth in value-added services to some extent lessened effects of the decline in ARPU from the traditional local fixed-line telephone businesses.

Long Distance Services



    Unit: million minutes                          2004         2005        2006

    Domestic long distance calls                 29,366       30,975      33,670
    Including: Traditional network               15,546       15,979      18,612
               VOIP                              13,820       14,996      15,058
    Northern service region                      27,047       27,775      28,809
    Including: Traditional network               15,087       15,653      17,327
               VOIP                              11,960       12,122      11,482
    Southern service region                       2,319        3,200       4,861
               VOIP                               1,860        2,875       3,576

In 2006, as we implemented aggressive sales and marketing programs to stimulate long distance voice traffic, the total usage volume of our long distance calls increased by 8.5% over last year. The increase in volume of long distance calls mainly came from the growth in volume of domestic long distance calls. In 2006, domestic long distance voice traffic increased by 8.7% over the same period of the previous year. Since international long distance voice traffic was battered by substitution by Voice over Internet Protocol (VoIP), it decreased by 4.2% over the same period of the previous year.

    Unit: million minutes                          2004        2005         2006

    International long distance calls               471         591          566
    Including: Traditional network                  158         173          187
               VOIP                                 313         418          379
    Northern service region                         339         352          324
    Including: Traditional network                  148         156          144
               VOIP                                 191         196          180
    Southern service region                         132         239          242
               VOIP                                 122         221          199

Business and Data Communications Services


                                                2004          2005        2006

    Number of ports
      DDN (ports)                            150,630       131,812     115,480
      Frame Relay (ports)                     43,078        43,519      41,448
      ATM (ports)                              4,816         4,212       6,441
    Leased line bandwidth
      DDN (x64kbps)                          319,323       205,064     200,138
      Frame Relay (x128kbps)                  82,395       177,016     196,597
      ATM (x2Mbps)                            23,262        12,316      16,890
    MPLS VPN (x2Mbps)                            125           311         498
    Leased circuit bandwidth (x2Mbps)         91,103       129,989     171,249
      Corporate  customers (x2Mbps)           56,363       100,387     147,459
      Carrier customers (x2Mbps)              34,740        29,602      23,790

Data businesses enjoyed robust development from high demand for information services from government administration related needs, namely e-Government, city security and traffic monitoring system; centralized data processing for financial institutions, needs for IT-related services from logistics- and manufacturing-related industries. These had become the propelling forces for more demands for basic data communication services, broadband and data value-added services. Therefore, the Company has taken an initiative to explore the enterprise market with a view to fully leverage our location in the capital city, our network resources, our innovative capability and our capability to provide one-stop solutions, securing our leading position in the enterprise market and pushing forward with our strategic transformation.

In 2006, under the "CNC Connected" label, we introduced comprehensive communication and IT services to enterprise customers. While we continued to develop our business, we also paid more attention to improving quality of services to our customers. This helped us to meet the demand for integrated information services from business customers. As we fostered closer relations with customers, we also stimulated the appetite of business customers for more communication and IT applications. This in turn contributed to strengthening our competitive advantage in the enterprise market.

In 2006, our leased circuit bandwidth was 171,249 X2M, representing a huge increase of 31.7% over last year.

ICT Services

In order to better leverage our existing customer relationships, to strengthen our advantage in communication technology and brand name, to secure our leading position in the business consumer market and to explore new sources of revenue growth, the Company started in 2006 to develop the business development model for ICT services.

Through ICT services, we provide integrated services of system integration, software development, management applications and fixed-line communication.

o We provide custodian service to small and medium size enterprises through our proprietary "IT Platform for Small and Medium Enterprises";

o We provide comprehensive system consulting and industry application system services to large enterprises;

o    We provide LAN services and outsourcing services to governmental customers.

While ICT services allow us to meet the increasing demand of corporate customers for IT informatization services, they also help us foster closer business relations with our corporate customers, thereby retaining our customers more effectively and bringing about more growth potential for our business.

In 2006, revenue from our ICT services reached RMB788 million.

Branding
In 2006, in line with our strategy of "stablizing traditional fixed-line services and making active efforts to explore high value-added services", the Company promoted and built our brand name in systematic fashion.

o Merging with the concept of Olympic sportsmanship, we promoted our core brand name concept of "A Broadbanden World" on a full scale;

o Targeting at stablizing our traditional fixed-line services, we launched several bundling brands, such as "Family 1+", "Economical Phone" and "New Sunshine";

o Tapping the demand for IT services from public and corporate customers, we launched "CNC MAX", "CNC Connected" and "2008 Broadband Hotels".

By making use of the opportunities brought about by the Olympic Games, we launched full-scaled promotion campaigns for these brand names via advertising and featured activities. These promotion campaigns effectively raised the brand awareness and reputation of the Company, thereby laying a solid basis for the sales and marketing of the Company's products and business development.

Marketing and Customer Service

In 2006, our sales and marketing systems, which comprise major account managers, community managers, sales outlets, 10060 telephone marketing and online marketing and other channels underwent important improvements.

o The sales and marketing system headed by community managers underwent further improvements. Six types of professional sales and marketing teams comprising public customer managers, business managers and network development managers were set up. By the end of 2006, thanks to the efforts of regional network development managers, the accumulated rate of newly subscribed customers by the newly established networks reached 96.2%, greatly secured our share in new markets.

o In line with the promotion of ICT services among business customers, we highly emphasized the "Structural Sales and Marketing Model", which organically combined frontline sales, back office support, branding and experience presentation and implemented the "Complete process, All Directions" model of sales and marketing, thus revolutionizing the previous simple model of sales and marketing. The new model of sales and marketing achieved remarkable results in the promotion of products such as "CNC Connected".

o 10060 customer service, acceptance for handling and proactive sales and marketing underwent significant improvement. At present, the volume of acceptance for handling of the 10060 service accounted for 25% of the total volume of acceptance for handling.

Network Construction

In 2006, our network construction was carried out to ensure the smooth implementation of our Company strategic transformation, the improvement of capital investment efficiency, sustainable growth of high growth businesses and the retention of traditional fixed-line businesses.

In 2006, we continued to increase our capital expenditures for broadband and Internet services. The capital expenditures in broadband and internet service increased by 38.7% and its share in total capital expenditures increased to 18.6% up 5.5 percentage points from last year.

On the other hand, the Company fosters its control over investment in PHS business. The capital expenditures for the PHS network decreased from RMB4,784 million in 2005 to RMB2,748 million in 2006, representing a decrease of 42.6% and its share in total capital expenditures decreased by 7.2% from last year. The capital expenditures for the PHS network was mainly for the optimization of networks and construction of the platform for value-added services, so as to enhance the loyalty of existing subscribers and ARPU.

Regarding our strategic transformation, we have been preparing for network transformation and implemented commercial tests for new technologies and services, these steps strengthened our network technologies and supporting capabilities and accelerate evolution of our networks. We carried out the construction of the double-plane long distance exchange network, the large-customer network and the telecommunication IP carrier network. Meanwhile, our IPv6 project has completed initial trials and our ASON project is currently under trial run.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

On June 2, 2006, the Group entered into an agreement with a third party to dispose 100% interests in Asia Netcom Corporation Limited ( Asia Netcom) at a consideration of US$168.84 million and the disposal was completed on August 22, 2006. The results and cash flows of the operations of the Asia Netcom and its subsidiaries (ANC Group) have been presented as discontinued operations pursuant to the Hong Kong Financial Reporting Standard No. 5 "Non-current assets held for sale and discontinued operations" issued by the Hong Kong Institute of Certified Public Accountants. Accordingly, the comparative figures for 2005 in the consolidated income statement and cash flow statement have been re-stated. Unless otherwise specified, the following analysis is made on the basis of continuing operations.

Our revenue for 2006 amounted to RMB86,921 million. Operating expenses amounted to RMB67,562 million. Operating profit amounted to RMB19,980 million, and profit for the year from continuing operations amounted to RMB11,141 million. If including profit for the year from discontinued operations of RMB1,819 million, our net profit would amount to RMB12,960 million, and our basic earnings per share would amount to RMB1.95. Capital expenditure, which is effectively controlled, amounted to RMB26,474 million, and our free cash flow(1) amounted to RMB7,476 million.

If excluding upfront connection fees of RMB2,406 million, our revenue for 2006 would amount to RMB84,515 million, representing an increase of 2.5% from 2005. EBITDA amounted to RMB43,182 million. Operating profit amounted to RMB17,574 million, and profit for the year from continuing operations amounted to RMB8,735 million. If profit for the year from discontinued operations of RMB1,819 million is included, our net profit would amount to RMB10,554 million.

(1) Free Cash flow refers to Cash-flow from operating activities of continuing operations net of our capital expenditure.

The following table sets out the operating revenue, operating expenses, operating profit and net profit (based on amount and percentage of total revenue)

                                                                            Year ended December 31

                                                                   2005                                 2006

                                                                    Percentage of                       Percentage of
                                                         Amount          revenues            Amount          revenues
                                                                   (RMB in millions, except percentage data)

Revenue                                                  85,861              100%            86,921              100%
  Including: upfront connection fees                      3,405                4%             2,406                3%
Operating expenses                                       65,130               76%            67,562               78%
Other income                                                --                 --               621                1%
Operating profit                                         20,731               24%            19,980               23%
Deficit on revaluation of fixed assets                      --                 --             1,524                2%
Profit for the year from continuing operations           14,114               16%            11,141               13%
Profit/(loss) for the year from discontinued operations    (226)               --             1,819                --
Profit for the year                                      13,888                --            12,960                --


Revenue

Sources of our revenue consist of revenues from fixed-line telephone services, broadband and other Internet-related services and business and data communication services.

Our revenue for 2006 amounted to RMB86,921 million, of which upfront connection fees amounted to RMB2,406 million. Excluding upfront connection fees, our revenue for 2006 would amount to RMB84,515 million, representing a growth of RMB2,059 million or 2.5% from RMB82,456 million in 2005. The growth primarily reflected increase in broadband services, value-added services, information and communication technology services and income from interconnection and leased line services.

The following table illustrates a breakdown of our revenue and their percentages of total revenue in 2005 and 2006.

                                                                            Year ended December 31

                                                                   2005                                 2006

                                                                       Percentage                          Percentage
                                                         Amount        of revenue            Amount        of revenue
                                                                   (RMB in millions, except percentage data)

Fixed-line telephone services Local:
    Local usage fees                                     24,582             28.6%            22,274             25.6%
    Monthly fees                                         18,261             21.3%            16,689             19.2%
    Upfront installation fees                             1,442              1.7%             1,369              1.6%

    Subtotal                                             44,285             51.6%            40,332             46.4%

  Domestic long-distance                                 10,260             11.9%            10,185             11.7%
  International long-distance                             1,180              1.4%             1,160              1.3%
  Value-added services                                    4,000              4.7%             5,421              6.2%
  Interconnection fees                                    7,783              9.0%             8,400              9.7%
  Upfront connection fees                                 3,405              4.0%             2,406              2.8%

  Subtotal                                               70,913             82.6%            67,904             78.1%

  Broadband services                                      7,824              9.1%            10,556             12.1%
  Other Internet-related services                           591              0.7%               692              0.8%

  Subtotal                                                8,415              9.8%            11,248             12.9%



                                                                            Year ended 31 December

                                                                   2005                                 2006

                                                                       Percentage                          Percentage
                                                         Amount        of revenue            Amount        of revenue
                                                                   (RMB in millions, except percentage data)

Business and data communication services
  Managed data                                            1,656              1.9%             1,505              1.8%
  Leased line                                             2,596              3.0%             2,974              3.4%

  Subtotal                                                4,252              4.9%             4,479              5.2%

Information and communication technology services            --                --               788              0.9%

Other services                                            2,281              2.7%             2,502              2.9%

Total                                                    85,861            100.0%            86,921            100.0%


Fixed-line telephone services

Local telephone services - Revenue from our local telephone services (including PHS services) comprises local usage fees, monthly fees and upfront installation fees.

Revenue from our local telephone services amounted to RMB40,332 million in 2006, representing a decrease of RMB3,953 million, or 8.9%, from RMB44,285 million in 2005. Revenue from local telephone accounted for 46.4% of our total revenue in 2006, representing a decrease of 5.2 percentage points from 2005. In 2006, competition in the telecommunications market was even more intense with an increasing trend of mobile substitution, leading to a decrease in fixed-line service customer number and the volume of local usage. The decreasing number of fixed-line service customers, decreasing usage volume of local calls, the adjustments in inter-district tariff and the downward adjustments of our realized tariff were the main causes of the decrease in revenue from local telephone services.

Local usage fees - Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls and usage fees for dial-up Internet access.

Revenue from local usage fees amounted to RMB22,274 million in 2006, representing a decrease of RMB2,308 million, or 9.4%, from RMB24,582 million in 2005. In 2006, the usage volume of local calls amounted to 217.27 billion pulses, representing a decrease of 11.17 billion pulses, or 4.9%, from 228.44 billion pulses in 2005. The decline in revenue of local usage fees was mainly attributable to reduced usage volume of local calls and the decrease in our realized tariff as a result of the policy to adjust the interconnection tariff as well as market competition.

Monthly fees - Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

Revenue from our monthly fees amounted to RMB16,689 million in 2006, representing a decrease of RMB1,572 million, or 8.6%, from RMB18,261 million in 2005. The revenue decline was mainly attributable to the decrease in total number of customers in the service regions of the Company and the decrease in our realized tariff.

Upfront installation fees - Upfront installation fees represent the amortized amount of the upfront fees received for installation of fixed-line telephone services. These upfront installation fees are amortized over the expected customer relationship period, which is currently estimated to be ten years.

Revenue from our upfront installation fees amounted to RMB1,369 million in 2006, representing a decrease of RMB73 million, or 5.1%, from RMB1,442 million in 2005. This was principally attributable to upfront installation discount offered to new subscribers and the slow-down in the growth of our subscriber base in the recent year.

Long-distance services - Our revenue from long-distance services consists of usage fees for domestic and international long-distance calls.

Our revenue from our domestic long-distance calls amounted to RMB10,185 million in 2006, which was at a similar level as RMB10,260 million in 2005. The usage volume of domestic long-distance calls was 33,670 million minutes, representing an increase of 2,695 million minutes, or 8.7%, from 30,975 million minutes in 2005, but our actual realized tariff experienced a decrease.

Revenue from our international long-distance calls amounted to RMB1,160 million in 2006, representing a decrease of RMB20 million, or 1.7%, from RMB1,180 million in 2005. The usage volume of international long-distance calls was 566 million minutes in 2006, representing a decrease of 25 million minutes, or 4.2%, from 591 million minutes in 2005. The decrease in revenue was mainly attributable to the decrease in usage volume.

Value-added services - Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, PHS short messages, ring tone, telephone information services, tele-conferencing and other value-added services.

Revenue from our value-added services in 2006 amounted to RMB5,421 million in 2006, representing an increase of RMB1,421 million, or 35.5%, from RMB4,000 million in 2005. Value-added services revenue generated from fixed-line telephone and wireless telephone has become one of our main sources of revenue growth for the Company. In 2006, the number of subscribers for caller identification services amounted to 78.78 million, and penetration rate amounted to 68.5% of the core services of the Company, while the number of PHS short message amounted to 7,815 million in 2006, representing a year-to-year increase of 15.3%, the number of ring tone customers amounted to 15,766 thousand, representing a year-to-year increase of 131.4%.

Interconnection services - Revenue from our interconnection services represents interconnection fees charged to other telecommunication carriers and associates for the interconnection of both local and long-distance calls.

Revenue from our interconnection services amounted to RMB8,400 million in 2006, representing an increase of RMB617 million, or 7.9%, from RMB7,783 million in 2005. The growth in revenue was mainly due to increase in the interconnection fees from other domestic and international telecom carriers, and increase in revenue from settlement of interconnection fees with associates.

Upfront connection fees - Upfront connection fees represent the amortized amount of the upfront fees for the initial activation of fixed-line telephone services, which the Company amortizes over the expected customer relation period of 10 years. Starting from July 2001, the Company ceased to charge upfront connection fees so that the revenue will continue to decline in the coming years until they are amortized completely.

Revenue from our upfront connection fees amounted to RMB2,406 million in 2006, decreased by RMB999 million, or 29.3%, from RMB3,405 million in 2005.

Broadband services

Our broadband services refer to revenue generated from DSL, LAN and broadband-related value-added services.

Revenue from our broadband services amounted to RMB10,556 million in 2006, representing an increase of RMB2,732 million, or 34.9%, from RMB7,824 million in 2005. The growth in revenue from broadband services was mainly attributable to the sustained expansion of our subscriber base and enriched broadband content services. At the end of 2006, the number of our broadband services subscribers was 15,081 thousand, representing an increase of 3.61 million, or 31.4%, from 11,475 thousand at the end of 2005.

Other Internet-related services

Other Internet-related services of the Company refer to revenue generated from the provision of Internet dial-up service (other than communication fees) and dedicated Internet access services.

Revenue from our other Internet-related services amounted to RMB692 million in 2006, representing an increase of RMB101 million, or 17.1%, from RMB591 million in 2005. The growth in revenue was mainly due to the significant increase of the internet private access revenue. However, the increase was offset by the decrease of the narrowband dial-up access revenue.

Business and data communications services

Managed data services - Revenue from our managed data services represents fees that we charge for DDN, frame relay, ATM, MPLS VPN and X.25 services.

Revenue from our managed data services amounted to RMB1,505 million in 2006, representing a decrease of RMB151 million, or 9.1%, from 1,656 million in 2005, which was mainly due to the decrease in our actual realized tariff.

Leased line services - Revenue from our leased line services represents fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuit, digital trunk lines and optic fibers.

The operating revenue from our leased line services amounted to RMB2,974 million in 2006, representing an increase of RMB378 million, or 14.6%, from RMB2,596 million in 2005. This was mainly due to the robust demand from government and corporate customers and group customers for their cross-regional networks, and the continued growth in leased digital circuit broadband.

Revenue from Information and Communications Technology Services
Revenue from information and communications technology services - Information and communications technology services refer to the extended integrated services such as the development and integration of the group customer end system and software, maintenance and consulting as well as leasing, which rely on established customer relationship and communication services.

Our information and communications technology services help us prevent the revenue from our traditional businesses from declining and retain our existing customers. In 2006, revenue from information and communications technology services amounted to RMB788 million.

Other services - Revenue from other services includes revenue from service and maintenance fees, lease payments for non-telecommunication equipment and revenue from sales of products.

The revenue from other services amounted to RMB2,502 million in 2006, representing an increase of RMB221 million, or 9.7%, from RMB2,281 million in 2005. The increase in revenue was mainly due to the increase in businesses such as the maintenance of equipment for customers and project construction by leveraging off our technological strengths.

Operating Expenses

The key components of our operating expenses are depreciation and amortization expenses, network, operations and support expenses, selling, general and administrative expenses, staff costs and other operating expenses. Our operating expenses amounted to RMB67,562 million in 2006, an increase of RMB2,432 million, or 3.7%, from RMB65,130 million in 2005.

                                                                        For the year ended 31 December

                                                                   2005                                 2006

                                                                       Percentage                          Percentage
                                                         Amount        of revenue            Amount        of revenue
                                                                   (RMB in millions, except percentage data)

Depreciation and amortization expenses                   24,919             29.0%            25,608             29.5%
Network, operations and support expenses                 13,465             15.7%            14,383             16.5%
Selling, general and administrative expenses             13,322             15.5%            13,366             15.4%
Staff costs                                              12,034             14.0%            12,151             14.0%
Other operating expenses                                  1,390              1.6%             2,054              2.4%

Total operating expenses                                 65,130             75.8%            67,562             77.7%


Depreciation and amortization expenses

Our depreciation and amortization expenses amounted to RMB25,608 million in 2006, representing an increase of RMB689 million, or 2.8%, from RMB24,919 million in 2005. It was mainly due to the increase in the total of fixed assets and intangible assets for which the Company made provision for depreciation and amortization.

Network, operations and support expenses

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection fees, utility expenses and installation fees for additional access lines put in service each year. These expenses amounted to RMB14,383 million in 2006, representing an increase of RMB918 million, or 6.8%,from RMB13,465 million in 2005. The increase in network, operations and support expenses was mainly due to the gradual increase of interconnection fees as a result of the increase in the interconnection volume between the company and other carriers and associates. In addition, the costs of both the power and fuel consumed by our equipment also increased.

Selling, general and administrative expenses

Our selling, general and administrative expenses amounted to RMB13,366 million in 2006, representing an increase of RMB44 million, or 0.3%, from RMB13,322 million in 2005. Selling expenses was mainly due to the decrease in the growth in the number of new PHS customers and the decrease in the cost of developing customers from our cost control. However, such decrease was offset by the cost of retaining customers and the increase in sales and marketing channels. Our general and administrative expenses was mainly due to the decrease in provision of bad debt by RMB135 million. However, it was offset by the increase in expenses like consulting fee, maintenance fee and utility expenses.

Staff costs

Staff costs primarily consist of expenses for salary and benefits, contributions to pension plans and etc.

Our staff costs amounted to RMB12,151 million in 2006, representing an increase of RMB117 million, or 1.0%, from RMB12,034 million in 2005. In 2006, the Company took a step further to improve our system to allocate staff costs and their distribution, and increase the compensation to front-line staff, making the staff cost structure more reasonable.

Other operating expenses

Other expenses amounted to RMB2,054 million in 2006, representing an increase of RMB664 million, or 47.8%, from RMB1,390 million in 2005. The increase was mainly due to our enhanced efforts in developing the information and communications technology services, which resulted in a significant increase in the related cost.

Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

Our operating profit before interest income, dividend income and deficit on revaluation of fixed assets amounted to RMB19,980 million in 2006, representing a decrease of RMB751 million, or 3.6%, from RMB20,731 million in 2005. If the effect of amortized income of upfront connection fee is excluded, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets would amount to RMB17,574 million in 2006, representing an increase of RMB248 million, or 1.4%, from 17,326 million in 2005.

Deficit on revaluation of fixed assets

Individual classes of our fixed assets as at December 31, 2006 excluding pre-paid land lease fee and buildings were appraised by independent valuer in China, on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the profit and loss account of RMB1,524 million for the year.

Finance costs

In 2006, our finance costs amounted to RMB3,888 million, representing an increase of RMB541 million, or 16.2%, from RMB3,347 million in 2005, of which interest payout increased by RMB320 million and net exchange gain decreased by 221 million.

The Company acquired the telecommunication assets and businesses of four provinces including Shanxi in October 2005, and the consideration of the acquisition included deferred payment of RMB9,800 million. Interest expenses attributable to deferred payment increased by RMB392 million from 2005, which was the main cause for the increase in interest expenses.

In 2006, the Company also had loans in Japanese Yen of RMB276 million in nominal value and loans in Euro of RMB435 million in nominal value. In 2006, Euro appreciated against Renminbi, and the Japanese Yen depreciated less than it did in 2005, both of which represented the main reasons for the decrease in net exchange gain.

Taxation

Our statutory taxation rate in the PRC is 33%, and our income tax for 2006 amounted to RMB3,559 million, representing an effective taxation rate of 24.2%, an increase of 4.6% from the effective taxation rate of 19.6% in 2005.

The increase in effective taxation rate as compared to 2005 was mainly due to the fact that the Company made up the accumulated losses before the reorganization with its profit in 2005, resulting in the reduction of income tax by RMB837 million. The effective taxation rate was lower than the statutory taxation rate, mainly because income such as upfront connection fees is exempt from income tax.

Profit for the year from continuing operations

Our profit for the year from continuing operations amounted to RMB11,141 million in 2006, representing a decrease of RMB2,973 million, or 21.1%, from RMB14,114 million in 2005; excluding the effect of the income from upfront connection fees, our profit for 2006 amounted to RMB8,735 million, representing a decrease of RMB1,974 million, or 18.4% from RMB10,709 million in 2005. The main reason for the decrease was that the deficit on revaluation of fixed assets of RMB1,524 million mentioned above was recognized as an expense.

Profit for the year from discontinued operations

Profit for the year from discontinued operation in 2006 amounted to RMB1,819 million as a result of our disposal of Asia Netcom.

Of that amount, the net loss of Asia Group prior to the completion date amounted to RMB59 million, and the net investment gain from the disposal of the net assets of Asia Netcom amounted to RMB1,878 million.

Consolidated profit for the year

Our consolidated profit including discontinued operations for 2006 amounted to RMB12,960 million. Excluding the upfront connection fee, our profit for 2006 amounted to RMB10,554 million, representing an increase of RMB71 million, or 0.7%, from RMB10,483 million in 2005.

Profit for the year reconciled to US GAAP

Our consolidated profit for 2006 determined under US GAAP was RMB10,886 million. Our profit for 2006 determined under US GAAP was lower than that under Hong Kong GAAP. This was principally due to a revaluation deficit of RMB25,778 million in 2003 taken to the carrying value of our assets under Hong Kong GAAP and the revaluation deficit of RMB11,318 million in 2004, which resulted in lower depreciation charges recorded of RMB4,619 million under Hong Kong GAAP compared to under US GAAP. At the same time, a revaluation deficit of RMB 1,524 million was taken to the carrying value of our assets under the Hong Kong GAAP, while there is no revaluation deficit under US GAAP.

Capital expenditure

The following table sets forth our total actual and planned capital expenditure* for the periods indicated:

                                                                  (RMB millions)

2005                                                                      27,247
2006                                                                      26,474
2007 (planned)                                                            21,000

* Capital expenditure includes cash paid towards the purchase of fixed assets, construction in progress, prepayment for leased network capacity and prepayment for leased land.

Our capital expenditure in 2006 amounted to RMB26,474 million, representing a decrease of RMB773 million, or 2.8%, from RMB27,247 million in 2005, which was mainly due to our emphasis on enhancing the utilization rate of our existing network and our implementation of a policy which focuses on cost-effectiveness, which reasonably reduced capital expenditure. In 2006, we continued to increase our investment in broadband and Internet, and we also accordingly reduced our investment in PHS and fixed-line telephone.

We expect that we will further reduce our capital expenditure in 2007, which is estimated at RMB21,000 million. Many factors can affect the timing, amount and nature of our capital expenditure, including the overall economic environment, customer demand, technology development and other related factors. Our estimated capital expenditure has a definite degree of uncertainty, and the future actual capital expenditure may deviate from the estimated amount.

We anticipate that we will meet our capital expenditure requirements with cash generated from operating activities, short-term and long-term loans, debentures and other borrowings and equity financing. We consider that we shall have sufficient capital to meet our future capital expenditure requirements.

Cash flow and capital resources

Cash flow
The following table sets out our cash flow for the periods indicated

                                                         For the year ended
                                                            December 31,

                                                            2005           2006

                                                          (RMB in millions)

Net cash inflow from operating activities                 33,483         33,950
Net cash outflow from investment activities              (24,296)       (25,973)
Net cash outflow from financing activities               (14,764)        (6,447)
Net cash inflow/outflow from discontinued operations        (130)         1,165

Net cash inflow/(outflow)                                 (5,707)         2,695

Our net cash inflow from operating activities in 2006 amounted to RMB33,950 million, representing an increase of RMB467 million, or 1.4%, from RMB33,483 million in 2005.

Our net cash outflow from investment activities in 2006 amounted to RMB25,973 million, representing an increase of RMB1,677 million, or 6.9%, from RMB24,296 million in 2005. The reason for which the net cash outflow from investment activities in 2006 was higher than that in 2005 was mainly that in 2005 we had more cash flow as we had sold certain short-term investments.

Our net cash outflow from financing activities in 2006 amounted to RMB6,447 million, representing a decrease of RMB8,317 million, or 56.3%, from RMB14,764 million in 2005, which was mainly due to the fact that repayment of loans to financial institutions in 2006 was less than in 2005.

Our cash inflow from discontinued operations amounted to RMB1,165 million, representing an increase of RMB1,295 million in cash outflow from RMB130 million in 2005, the main reason for which is that we received RMB1,340 million as consideration for Asia Netcom.

For these reasons, our net cash inflow in 2006 amounted to RMB2,695 million, representing an increase of RMB8,402 million in cash outflow from RMB5,707 million in 2005.

Working capital

As at December 31, 2006, the shortfall of our working capital amounted to RMB72,743 million, a decrease of RMB11,157 million or 13.3% in shortfall from RMB83,900 million in 2005. The decrease in shortfall of working capital was mainly due to the decrease in short-term loans of the Company.

Indebtedness

Our indebtedness as at the dates indicated:

                                                          For the year ended
                                                              31 December

                                                             2005          2006

                                                           (RMB in millions)

Short term loans                                           47,341        30,980
Short term commercial papers                                  --          9,811
Current portion of long term bank loans and other loans     6,846         7,304
Long term bank and other loans net of current portion      18,143        23,219
Deferred consideration, current portion                     1,960         1,960
Deferred consideration net of the current portion           7,840         5,880

Total indebtedness                                         82,130        79,154

As at December 31, 2006, our total indebtedness amounted to RMB79,154 million, representing a decrease of RMB2,976 million or 3.6% from RMB82,130 million as at the end of 2005. The source of capital for the repayment was the cash inflow from operating activities. As at the end of 2006, loans in Renminbi ,US Dollar, Euro and Japanese Yen accounted for 98.3%, 0.9%, 0.5% and 0.3% of the company total indebtedness respectively.

As at December 31, 2006, the proportion of our short-term indebtedness was 63.2%, representing a decrease of 5.2% from 68.4% at December 31, 2005. The decrease in the proportion of our short-term indebtedness because the Company reduced the size of short term loans for optimization of capital structure.

As at December 31, 2006, our debt to capital ratio * was 47.4%, representing a decrease of 2.7 percentage points from 50.1% as at December 31, 2005. Our financial position was further improved.

* Debt to capital ratio refers to the ratio of our total indebtedness to the sum of our total indebtedness, shareholders' equity and balance of deferred revenue.

As at December 31, 2006, our aggregate unutilized credit facilities amounted to RMB115,588 million in total.

Contractual obligations and commitments

The following table sets forth our aggregate payments as at December 31, 2006 in respect of contractual obligations and commercial commitments in the years to come:

                                                      Payments Due (by stages as indicated)
                                                                  RMB(millions)

                                 Total         2007         2008         2009         2010         2011    Thereafter

Short-term loans                30,980       30,980           --           --           --           --            --
Long-term loans                 30,523        7,304        6,596        9,545           89           89         6,900
Operating leases
  commitments                    2,353          734          313          283          261          245           517
Capital commitments              2,833        2,746           86            1           --           --            --

Total contractual
  cash indebtedness             66,689       41,764        6,995        9,829          350          334         7,417


Market risks and risk management

Market risks are the risks of loss of financial instruments held or issued by us for non-trading purposes arising from adverse changes in market prices, including adverse charge in interest rates and foreign exchange rates. The Company is subject to various risks in the normal course of its business, including market risks associated with interest rate movements and exchange rate movements on non-Renminbi denominated assets and liabilities.

Foreign exchange risk

We conduct our business primarily in Renminbi, which is our booking and reporting currency. Fluctuations in Renminbi exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the US dollars), of our net assets, earnings and any declared dividends.

We are exposed to foreign currency risk primarily as a result of our foreign currency borrowings for the purchase of telecommunication equipment from overseas suppliers in the past. In addition, we receive some of our revenue from our international telecommunications services and pay related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated businesses and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

We have entered into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks and may continue to do so in future.

Interest rate risk

The People's Bank of China has the sole authority in the PRC to establish the official interest rates for Renminbi-denominated loans. Financial institutions in the PRC set their effective interest rates within the range established by the People's Bank of China. Interest rates and payment methods in the PRC on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are subject to risks arising from fluctuations in interest rates on our debts. The majority of our liabilities are loans from banks in the PRC. Rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate liabilities. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments.

Report of the Directors

The directors are pleased to present their annual report together with the audited financial statements for the year ended December 31, 2006.

Principal activities

The Group is a dominant provider of fixed-line telephone services, broadband, other internet-related services, and business and data communications services in ten northern municipalities and provinces in China, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. The principal activity of the Company is investment holding.

In 2006, the Group also provided telecommunications services to selected business and residential customers in two southern municipality and province, namely Guangdong Province and Shanghai Municipality in China, and operated an extensive network and offered international data services in the Asia Pacific region. After the completion of the disposal of 100% equity interest in Asia Netcom Corporation Limited ("Asia Netcom") in August 2006, the Group no longer operates network and offers international data services in the Asia Pacific region. After the completion of the disposal of the Group's telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality on February 28, 2007, the Group no longer provides telecommunications services in such two southern municipality and province.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of fixed-line telecommunications and related services.

Major customers and suppliers

The Group's aggregate sales attributable to its five largest customers did not exceed 30 per cent. of the Group's total sales in 2006.

The Group's aggregate purchases from its five largest suppliers did not exceed 30 per cent. of the Group's total purchases in 2006.

Subsidiaries

Particulars of the Company's subsidiaries as at December 31, 2006 are set out in note 26 to the financial statements.

Financial statements

The results of the Group for the year ended December 31, 2006 and the Company's and the Group's financial positions as at that date are set out in the financial statements on pages 77 to 144.

Dividends

The Company has always held in the highest regard for the interests of and returns achieved for its shareholders. Having taken into account such factors as our results of operations, cash flows, financial condition, future prospects, and statutory and regulatory restrictions on the payment of dividend by the Company, the Board recommends payment of a final dividend of HK$0.553 per share for the financial year ended December 31, 2006. The dividend payout ratio for 2006 is 35%. If the relevant resolution relating to declaration of dividend is passed, the dividend will be distributed on or about June 12, 2007 to shareholders whose names are registered on the Company's shareholders' register on May 22, 2007.

Charitable donations

Donations made by the Group during the year amounted to RMB0.53 million (2005:
RMB 0.8 million).

Fixed assets

Changes of the fixed assets of the Group and the Company during the year are set out in note 20 to the financial statements.

Bank and other loans

Particulars of bank and other loans of the Group as at December 31, 2006 are set out in note 29 to the financial statements.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in note 34 and note 35 respectively, to the financial statements. Information on the share option scheme can also be found in the paragraphs "Share option scheme" below.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Reserves

Changes to the reserves of the Company and the Group during the year are set out in the consolidated statement of changes in equity and in note 36 to the financial statements.

Financial summary

A summary of the audited results and of the audited assets and liabilities of the Group for the last five financial years is set out on pages 152 to 154.

Connected Transactions

As at December 31, 2006, China Netcom Group, as the ultimate controlling shareholder of the Company, beneficially owned 69.88% of the Company's issued share capital. China Netcom Group is therefore a connected person of the Company. On September 12, 2005, China Netcom Group, CNC China and China Netcom Group New Horizon Communications Corporation Limited ("New Horizon Communications", an indirect wholly-owned subsidiary of the Company) entered into certain connected transaction agreements to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or associates (other than the Group) on one hand and the Group on the other in respect of the Group's operation in 12 provinces, autonomous regions and municipalities in China. CNC China completed its merger with New Horizon Communications on November 3, 2006 ("Merger"). Pursuant to the aforesaid connected transaction agreements, all New Horizon Communications' rights and obligations under the agreements were taken over by CNC China after the Merger and the agreements remained effective between China Netcom Group and CNC China. Therefore, certain ongoing transactions between CNC China and New Horizon Communications (CNC China alone as one party after the Merger) on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other ("Continuing connected transactions relating to CNC China and New Horizon Communications") were conducted in accordance with the provisions of the connected transaction agreements entered into on September 12, 2005.

The Company established China Netcom Group System Integration Limited Corporation ("China Netcom System Integration") as an indirect wholly-owned subsidiary in April 2006. China Netcom System Integration entered into certain transactions with China Netcom Group (and its subsidiaries), and on November 7, 2006, China Netcom System Integration entered into a connected transaction agreement ("Information and Communications Technology Agreement") with China Netcom Group.

On June 30, 2004, Asia Netcom, a former wholly-owned subsidiary of the Company, entered in certain transactions and a series of connected transaction agreements with East Asia Netcom Ltd. ("EANL"), a connected person of the Company by virtue of being an indirect wholly-owned subsidiary of China Netcom Group. On June 2, 2006, a share purchase agreement was entered among the Company, China Netcom Corporation International Limited ("CNCI", a wholly-owned subsidiary of the Company), and two third parties, pursuant to which CNCI sold 100% of its equity interests in Asia Netcom. The share sale was completed on August 22, 2006. After completion of the share sale, transactions between Asia Netcom and EANL will no longer constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These transactions between CNC China, New Horizon Communications and China Netcom Group, between China Netcom System Integration and China Netcom Group, and between Asia Netcom and EANL (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Listing Rules. Details of the Continuing Connected Transactions are set out below and in note -- to the financial statements. For the financial year ended December 31, 2006, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange. In respect of all the connected transactions of the Company as stated in this report, the Company has complied with the disclosure requirements under the Listing Rules in force from time to time.

Continuing connected transactions relating to CNC China and New Horizon Communications

Domestic Interconnection Settlement Agreement
Pursuant to the Domestic Interconnection Settlement Agreement:

New Horizon Communications, CNC China (New Horizon Communications and CNC China are collectively referred to as the "Combined Operating Group") and China Netcom Group agreed to interconnect the network of China Netcom Group on the one hand and that of the Combined Operating Group on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group).

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

International Long Distance Voice Services Settlement Agreement Pursuant to the International Long Distance Voice Services Settlement Agreement:

CNC China and China Netcom Group agreed to interconnect the networks of China Netcom Group and CNC China and settle the charge received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement
Pursuant to the Property Leasing Agreement:

(i) The Combined Operating Group leases to China Netcom Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to the Combined Operating Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by Combined Operating Group and by China Netcom Group are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

Property Sub-leasing Agreement
Pursuant to the Property Sub-leasing Agreement:

China Netcom Group agreed to sub-let to Combined Operating Group certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by Combined Operating Group under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Sharing Agreement
Pursuant to the Master Sharing Agreement:

(i) The Combined Operating Group will provide customer relationship management services for large enterprise customers of China Netcom Group;

(ii) The Combined Operating Group will provide network management services to China Netcom Group;

(iii) The Combined Operating Group will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, operation and maintenance of network, human resources and other related matters of both the Combined Operating Group and China Netcom Group;

(iv) The Combined Operating Group will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(v) China Netcom Group will provide to the Combined Operating Group supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

(vi) China Netcom Group will provide to the Combined Operating Group certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management; and

(vii) China Netcom Group will provide certain office space in its headquarters to the Combined Operating Group for use as its principal executive office.

(viii) The Combined Operating Group and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

The Combined Operating Group and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnects with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and the Combined Operating Group under the Master Sharing Agreement.

The services set out in paragraphs (i) to (vii) above and the revenue and fee set out in paragraph (viii) above are shared between the Combined Operating Group and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by the Combined Operating Group or China Netcom Group for the provision of the services set out in paragraphs (i) to (vii) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (viii) above are apportioned between the Combined Operating Group and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

Engineering and Information Technology Services Agreement
The Engineering and Information Technology Services Agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to the Combined Operating Group by China Netcom Group, which include planning, surveying and design services in relation to telecommunications engineering projects, construction services in relation to telecommunications engineering projects, supervision services in relation to telecommunications engineering projects and information technology services.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design of supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement
Pursuant to the Materials Procurement Agreement, the Combined Operating Group may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories. China Netcom Group further agreed to provide to the Combined Operating Group storage and transportation services related to the procurement and purchase of materials or equipment.

Commission and/or charges for the domestic materials procurement services shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group's products is determined with reference to the following principles and limits (the "Pricing Principles"):

(a)  the government fixed price;

(b) where there is no government fixed price but a government guidance price exists, the government guidance price;

(c) where there is neither a government fixed price nor a government guidance price, the market price; or

(d) where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

Ancillary Telecommunications Services Agreement
The Ancillary Telecommunications Services Agreement governs the arrangements with respect to the provision of ancillary telecommunications services to the Combined Operating Group by China Netcom Group, which include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.

The charges payable for the services described above are determined with reference to the Pricing Principles, and the service charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Support Services Agreement
Pursuant to the Support Services Agreement, China Netcom Group provides the Combined Operating Group with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employing training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the Pricing Principles, and are settled between the Combined Operating Group and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement
Pursuant to the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fiber-optic cables within the Combined Operating Group's service regions to the Combined Operating Group, and leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to the Combined Operating Group, and China Netcom Group leases certain other telecommunications facilities required by the Combined Operating Group for its operations.

The rental charges and service charges for the leasing of inter-provincial fibre-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fibre-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. The Combined Operating Group shall be responsible for the on-going maintenance of such inter-provincial fibre-optic cables and international telecommunications resources. The Combined Operating Group and China Netcom Group shall determine and agree on which party is to provide maintenance services to the other telecommunications facilities leased by China Netcom Group to the Combined Operating Group based on the latter's operational requirements. Unless otherwise agreed by the Combined Operating Group and China Netcom Group, such maintenance service charges shall be borne by the Combined Operating Group. If China Netcom Group shall be responsible for maintaining the other telecommunications facilities that it leases to the Combined Operating Group based on the latter's operational requirements, the Combined Operating Group shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between the Combined Operating Group and China Netcom Group on a quarterly basis.

Continuing Connected Transaction Relating to China Netcom System Integration Information and Communications Technology Agreement
Pursuant to Information and Communications Technology Agreement:

(i) China Netcom System Integration (and its subsidiaries) provides information and communications technology services to China Netcom Group (and its subsidiaries (other than the Group)), which include the system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services.

(ii) China Netcom System Integration will also subcontract services ancillary to the provision of information communication technology services, namely the system installation and configuration services, to the subsidiaries and branches of China Netcom Group in China Netcom Group's southern service region in the PRC.

The charges payable for the services provided under the Information and Communications Technology Agreement, are determined with reference to the following pricing principles and limits:

(i)    The government fixed price;

(ii) Where there is no government fixed price but a government guidance price exists, the government guidance price; or

(iii) Where there is neither a government price nor a government guidance price, the market price.

In relation to the charges payable for the services provided under the Information and Communications Technology Agreement that are to be determined with reference to the market price:

(a) If the value of any single item of system installation and configuration services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or

(b) If the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services will be subject to tender.

Continuing connected transactions relating to Asia Netcom

Capacity Purchase Agreement
Asia Netcom and its subsidiaries receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network. The purchased capacity consists of (i) an initial fixed amount of capacity; (ii) an additional amount of capacity up to a maximum figure to be activated upon written notice to EANL; and (iii) further additional amount of capacity that may be ordered within three years following the date of the Capacity Purchase Agreement.

The charges payable by Asia Netcom to EANL for the initial capacity and charges payable for the additional capacity activated are based on market rates determined by reference to a similar transaction between Asia Netcom and a third party in January 2004 ("Benchmark Transaction") duly adjusted to take into account of advance receipt of payment prior to the delivery of the capacity. The pricing of the further additional capacity is to be determined between Asia Netcom and EANL prior to the placement of the actual order for such capacity.

In addition to the above charges, Asia Netcom pays EANL an annual operation and maintenance fee equal to 4% of the total charges payable by Asia Netcom to EANL for the capacity activated and ordered under the Capacity Purchase Agreement (in so far as such capacity has not been terminated) which is based on current market rate.

Capacity Lease Agreement
Pursuant to the Capacity Lease Agreement with EANL, Asia Netcom and its subsidiaries lease from EANL and its subsidiaries a fixed amount of capacity on EANL's telecommunications network, and may order additional lease capacity from EANL and its subsidiaries.

EANL and its subsidiaries agreed to permit Asia Netcom or any of its subsidiaries to interconnect its communications system with the leased capacity, and to connect such amount of capacity to the facilities of its backhaul suppliers and/or local exchange carrier. Furthermore, upon request by Asia Netcom, EANL and its subsidiaries are to use their best efforts to provide to Asia Netcom or its subsidiaries with local connectivity with end-users in jurisdictions where Asia Netcom or its subsidiaries are not otherwise authorised to provide services.

The charges payable by Asia Netcom to EANL for the initial lease capacity are determined based on market rates by reference to the Benchmark Transaction, as adjusted to take into account the particular circumstances under the Capacity Lease Agreement. The pricing for any additional lease capacity is to be agreed by Asia Netcom and EANL prior to the order for such capacity. These charges are payable quarterly in arrears.

The connections charges payable by Asia Netcom to EANL is the pro rata share of reasonable and actual expenses incurred by EANL in making such connections. The local connectivity charges payable by Asia Netcom to EANL is EANL's lowest wholesale price without discount, or, if the local connectivity is provided by an unrelated carrier, the amount charged to EANL by such unrelated carrier, without surcharge. Such charges for local connectivity are payable quarterly in arrears.

Management Services Agreement
Pursuant to the Management Services Agreement, Asia Netcom and its subsidiaries provide EANL and its subsidiaries with certain services, including government and corporate affairs services, treasury services, financial services, information technology services, legal and corporate secretarial services, tax services, payment services, and comprehensive engineering and operation services in relation to the submarine network.

The charges payable for the above services (except for the payment services) are determined on the basis of costs plus reasonable profits, but cannot exceed the market price for the provision of such services.

The charges payable for the payment services are the amounts required to reimburse all payments made by Asia Netcom and its subsidiaries on behalf of EANL and its subsidiaries in performing such services.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(a)  in the ordinary and usual course of its business;

(b) either on normal commercial terms or, where there are no sufficient comparables, on terms no less favourable than the terms the Company could have obtained from an independent third party; and

(c) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A)  have received the approval of the Company's board of directors;

(B) were carried out in accordance with the pricing policy as stated on pages 58 to 63 of this report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set by the The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for the financial year ended December 31, 2006.

Directors

The directors for this financial year are:

Executive Directors
Zhang Chunjiang
Zuo Xunsheng                                  (appointed on May 17, 2006)
Zhang Xiaotie
Miao Jianhua
Jiang Weiping                                 (resigned on May 17, 2006)

Non-executive Directors
Tian Suning                                   (re-designated as a non-executive
                                              director on May 17, 2006)
Li Liming
Yan Yixun
Jose Maria Alvarez-Pallete
Mauricio Sartorius                            (appointed on December 19, 2006,
                                              ceased to be the alternate
                                              director to Mr. Jose Maria
                                              Alvarez-Pallete on December 19,
                                              2006)

Independent Non-executive Directors
John Lawson Thornton
Victor Cha Mou Zing
Qian Yingyi
Hou Ziqiang
Timpson Chung Shui Ming

Alternate Director
Hong Chen Jin                                 (appointed on December 19, 2006)
(alternate to Mr. Jose Maria Alvarez-Pallete and Mauricio Sartorius )

Notes:
(a) Mr. Li Fushen was appointed as an Executive Director of the Company on January 15, 2007. (b) Ms. Li Liming resigned from her position as a Non-Executive Director on January 15, 2007.

In accordance with Article 99 of the Company's Articles of Association, Dr. Qian Yingyi, Mr. Hou Ziqiang, Mr. Yan Yixun, and Mr. Timpson Chung Shui Ming will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 103 of the Company's Articles of Association, Mr. Zuo Xunsheng, Mr Li Fushen and Mr. Mauricio Sartorius will also retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The biographical details of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 16 to 20. Except as disclosed in such biographical details, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographical details, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Dr. Qian Yingyi, Mr. Hou Ziqiang, Mr. Timpson Chung Shui Ming and Mr. Mauricio Sartorius) as set out in the paragraph "Share option scheme" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

The service contracts for Mr. Zuo Xunsheng and for Mr. Li Fusheng do not provide for a specified length of services. Dr. Qian Yingyi, Mr. Hou Ziqiang, Mr. Yan Yixun, Mr. Timpson Chung Shui Ming and Mr. Mauricio Sartorius have not entered into any service contract with the Company. Each of the Directors for Re-election will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Each of such directors (other than Executive Directors and all Non-Executive Directors nominated by China Netcom Group) is entitled to an annual director's fee of HK$200,000 as proposed by the board of directors and approved by the shareholders of the Company at the extraordinary general meeting held on February 14, 2007. Director's fees are payable on a time pro-rata basis for any non full year's service. Such directors shall also be entitled to an additional fee of HK$10,000 for each Board meeting which such directors attend. In addition, Dr. Qian Yingyi is entitled to an additional annual fee of HK$220,000 as a member of the Audit Committee, the Nominating and Corporate Governance Committee and the Strategy Committee and the chairman of the Compensation Committee, Mr. Hou Ziqiang is entitled to an additional annual fee of HK$150,000 as a member of the Audit Committee, the Strategy Committee and the Supervision Committee and Mr. Timpson Chung Shui Ming is entitled to an additional annual fee of HK$170,000 as the chairman of the Audit Committee, a member of the Compensation Committee and the Supervision Committee. Such directors shall also be entitled to an additional fee of HK$5,000 for each committee meeting which such directors attend. In addition, for the financial year ended December 31, 2006, Mr. Zuo Xunsheng and Mr. Li Fushen received annual basic salary of RMB290,000 and RMB 261,000, respectively, plus a discretionary bonus and a discretionary award of share options as determined by the Board with respect to the directors' performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor there is any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Directors' interests in contracts

No contract of significance to which the Company, its holding company, or any of its fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' interest in competing businesses

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive directors of the Company also hold executive positions with China Netcom Group. On September 6, 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company in the businesses as prescribed in the agreement without the Company's prior written consent.

Mr. Zhang Chunjiang, the Company's executive director and Dr. Tian Suning, the Company's non-executive director, have served as directors of PCCW Limited since April 1, 2005. Mr. Jose Maria Alvarez-Pallete is a Director of the following companies: Telefonica S.A., Telefonica Internacional, S.A, Telecomunicacoes de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compania de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefonica de Espana, Telefonica Moviles S.A. (listed on the Stock Exchanges of Madrid and New York), Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina (listed on the Stock Exchanges of Buenos Aires and New York), Telefonica CTC Chile, Telefonica de Peru S.A.A. (listed on the Stock Exchange of Lima), Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, elesp and Cointel. In addition, he is a member of the Supervisory Board of Cesky Telecom (a company listed on the Stock Exchange of Prague). Mr. Mauricio Sartorius became the Chief Representative Officer of Asia of Telefonica Internacional on January 1, 2005. Ms. Hong Chen Jin has been an alternate director to both Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius since December 19, 2006 and was appointed deputy general manager of the Asia Representative Office of Telefonica Internacional in early 2005. Apart from the above, none of the directors of the Company is or was interested in any business, apart from the Company's business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company's business at any time during the 2006 financial year up to and including the date of this report.

Directors' and chief executive's interest and short positions in shares, underlying shares and debentures

Certain directors and the chief executive of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option scheme" below. These share options were granted to the relevant directors and the chief executive pursuant to the terms of the share option scheme adopted by the Company.

Apart from those disclosed herein, as at December 31, 2006, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code").

Emolument policy

The emolument policy of the Company has always been operation-centred and performance-oriented, in order to provide the support for the achievement of the Company's strategic objectives and promote the Company's long-term development. Employees are remunerated with a combination of a fixed salary, a performance-based salary and a long-term incentive scheme in the form of a share option scheme for eligible employees, details of which can be found in the paragraph "Share option scheme" below.

The Company has established Compensation Committee, which is responsible for making recommendations to the Board on the Company's emolument policy in relation to all directors, the chief executive officer and other senior management. The Compensation Committee, on behalf of the Board, determines the remuneration packages of executive directors and senior management, and make recommendations to the Board on the remuneration of non-executive directors. In making such determination, the Compensation Committee considers factors such as salaries payable by comparable companies, the time commitment and responsibilities involved in the relevant position, employment conditions elsewhere in the group of companies to which the Company belongs and the desirability of performance-based remuneration with reference to corporate goals and objectives resolved by the Board from time to time. No director is involved in deciding his or her own remuneration.

Each of Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Dr. Tian Suning (all of them being existing directors of the Company) and Ms. Li Liming and Mr. Jiang Weiping (being former directors of the Company) have voluntarily waived their entitlement to directors' fees for the years of 2005 and 2006. The total waived director's fees for the years of 2005 and 2006 amount to RMB1.666 million and RMB1.526 million respectively.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in note 4(p)(i) and note 14 to the financial statements.

Share option scheme

The shareholders of the Company passed a resolution on September 30, 2004 to approve and adopt the share option scheme (the "Share Option Scheme"). On December 6, 2005, the Board convened a meeting and made minor amendments to the Share Option Scheme. The shareholders of the Company passed a resolution at an extraordinary general meeting held on May 16, 2006 to approve certain changes to the rules of Share Option Scheme so that the benefits to the grantees under the Share Option Scheme are closely aligned to the performance of the Company and the individual grantees.

The main contents of the amended Share Option Scheme are as follows:

(a)  Purpose of the Share Option Scheme

     The purpose of the Share Option Scheme is to provide the Company with a means to incentivise its middle-to-senior management, to attract and retain talent and to encourage other eligible participants to enhance the value of the Company.

(b)  Participants of the Share Option Scheme

     The directors may invite any person belonging to any of the following classes of participants to take up options to subscribe for the ordinary shares of the Company:

     (i) The directors (including executive directors and non-executive directors but not independent non-executive directors);

     (ii)  Members of the middle-to-senior management; and

     (iii) Such class of "specialised professionals" identified by the Compensation Committee.

     For the purpose of sub-paragraph (b)(iii) above, "specialised professionals" means such professionals or management staff or technical or marketing staff holding important positions that are important to the development of the Group's business. The Compensation Committee has the right to interpret "specialised professionals" and identify them.

(c)  Maximum number of shares and effective options

     (i) The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 per cent. of the shares of the Company then in issue.

     (ii) The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 per cent. of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the "General Scheme Limit").

     (iii) Subject to (c)(i) above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

     (iv) "Effective Options" means the share options granted under the Share Option Scheme, irrespective of whether such options are exercisable in accordance with the relevant vesting schedule; and "Vesting Schedule" means the arrangement whereby options can be exercised by batch in accordance with the timetable pre-determined by the Share Option Scheme.

(d) As at the latest practicable date prior to the printing of this report, the total number of securities available for issue under the Share Option Scheme is 176,193,900, representing 2.65%. of the issued share capital of the Company as at that date.

(e)  Maximum entitlement of each participant

     Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Scheme (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 per cent. of the issued share capital of the Company on the date of grant.

(f)  Minimum period for which an option must be held before it can be exercised

     With respect to the share options granted prior to the listing of the Company's shares on the Stock Exchange, there is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised; with respect to the share options granted after the listing of the Company's shares on the Stock Exchange, there is a minimum period of 24 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised.

(g)  Period within which the shares must be taken up under an option

     Any option shall lapse if not exercised within 6 years from the later of the date of grant or the date of the listing and commencement of trading of the shares on the Stock Exchange.

(h)  The basis of determining the exercise price for shares

     The exercise price is a price determined by the Board or the Compensation Committee but shall not be less than the highest of: (i) the closing price of the shares on the Stock Exchange on the date of grant; (ii) the average closing price of shares on the Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the shares.

(i)  Consideration

     No consideration is payable on acceptance of the grant of an option.

(j)  The remaining life of the Share Option Scheme

     Unless otherwise terminated by the Board of Directors in exercise of its powers in accordance with the rules governing the Share Option Scheme, the Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is adopted.

(k) Amendment to and termination of the Share Option Scheme

     (i) The Board of the Company may amend any of the provisions of the Share Option Scheme and the terms of the options at any time.

     (ii) Any alterations to the matters set out in the Listing Rules and alterations which are to the advantage of existing or future grantees of options shall only be made with the approval of shareholders at general meeting.

     (iii) Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature shall be approved by the shareholders of the Company at general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

     (iv) Any change to the authority of the Board in relation to alteration of the terms of the Share Option Scheme shall be approved by shareholders of the Company at general meeting. The amended Share Option Scheme or the terms thereof shall comply with the relevant requirements of the Listing Rules.

     (v) During the effective term of the Share Option Scheme, the Board may at any time terminate the Share Option Scheme or decide not to grant any options under the Share Option Scheme, and in such event the options granted under this Scheme (to the extent not already exercised) may still be exercisable pursuant to the rules of the Share Option Scheme or may be cancelled by the Board pursuant to rules thereof.

     (vi) The Share Option Scheme will be terminated upon the expiry of its effective term and any new share option scheme to be adopted by the Board shall be approved by the shareholders of the Company at general meeting.

The Company has granted share options under the Share Option Scheme prior to its listing on the Hong Kong Stock Exchange and on December 6, 2005. The shareholders of the Company also passed a resolution at an extraordinary general meeting held on May 16, 2006 to approve the relevant amendments to the terms of share options granted to reflect the amended rules of the Share Option Scheme.

As at December 31, 2006, the directors, chief executive and employees of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme.

                       No. of shares
                         involved in  No. of shares                        No. of shares  No. of shares
                         the options    involved in                          involved in    acquired on
                         outstanding    the options                          the options     exercise of  Price per share
                              at the    outstanding                            cancelled         options      payable for
                        beginning of  at the end of    Date of the               during           during     the exercise
                            the year       the year    grant of the options     the year        the year   of the options

                                                                                                                (HK$)
Directors
Zhang Chunjiang              920,000        920,000    October 22, 2004               --             --           8.40
Zuo Xunsheng                 800,000        480,000    October 22, 2004               --        320,000           8.40
Zhang Xiaotie                800,000        480,000    October 22, 2004               --        320,000           8.40
Miao Jianhua                 700,000        420,000    October 22, 2004               --        280,000           8.40
Tian Suning                  920,000        920,000    October 22, 2004               --             --           8.40
Li Liming                    700,000        420,000    October 22, 2004               --        280,000           8.40
Yan Yixun                    590,000*       354,000    October 22, 2004               --        236,000           8.40

(1)   Employees and other
      persons granted with
      options after the date
      of listing of the
      Company's shares
      on the Hong Kong
      Stock Exchange      79,320,000     79,034,200    December 6, 2005          285,800             --          12.45

(2)   Employees and other
      persons granted with
      options before the date
      of listing of the
      Company's shares
      on the Hong Kong
      Stock Exchange     151,273,000*    93,618,700    October 22, 2004        1,975,800     55,678,500           8.40

Total                    236,023,000    176,646,900                            2,261,600     57,114,500


Notes:

* Mr. Yan Yixun has made a commitment that all after-tax proceeds from the sale of shares acquired on the exercise of his options will be donated to the disadvantaged groups in society and people and groups in need of donation.

** The number of shares involved in the options outstanding at the beginning of the year included the share options granted to Mr. Jiang Weiping involving a total of 700,000 shares. Mr. Jiang Weiping resigned as executive director of the Company on May 17, 2006, and he continues to serve as the general manager of the human resources department of the Company.

(a)  The total number of shares involved in the options outstanding represents
     2.65 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this report.

(b) Grantees of the share options granted on October 22, 2004 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from May 17, 2006 to November 16, 2010;

     (ii) in respect of a further 20 per cent. of the options granted, from May 17, 2007 to November 16, 2010;

     (iii) in respect of a further 20 per cent. of the options granted, from May 17, 2008 to November 16, 2010; and

     (iv) In respect of the remaining 20 per cent. of the options granted, from May 17, 2009 to November 16, 2010.

(c) Grantees of the share options granted on December 6, 2005 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from December 6, 2007 to December 5, 2011;

     (ii) in respect of a further 20 per cent. of the options granted, from December 6, 2008 to December 5, 2011;

     (iii) in respect of a further 20 per cent. of the options granted, from December 6, 2009 to December 5, 2011; and

     (iv) In respect of the remaining 20 per cent. of the options granted, from December 6, 2010 to December 5, 2011.

(d) During the year ended December 31, 2006, no share option was granted by the Company under the Share Option Scheme.

Details of share options exercised during the period:

                                                                     Weighted average
                                                                        closing price
                                                                            per share
                                                                          immediately                      Number of shares
                                                                      before dates of                           involved in
Period during which options were exercised        Exercise price  exercise of options  Proceeds received        the options
                                                           (HK$)             (HK$)             (HK$)

From May 17, 2006 to December 29, 2006                      8.40                14.46        479,761,800         57,114,500


Apart from the foregoing, at no time during the year ended December 31, 2006 was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or senior management of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

The Company has been notified of the following interests in the Company's issued shares as at December 31, 2006 amounting to 5 per cent. or more of the ordinary shares in issue:

                                                                                                        Percentage of
                                                        Number of ordinary shares interested             total issued
                                                           directly               indirectly        share capital (%)

China Network Communications Group Corporation                   --            4,945,148,000(1)(2)             74.36%
China Netcom Group Corporation (BVI) Limited          4,647,449,014(1)           297,698,986(1)(2)             74.36%
AllianceBernstein L.P.                                           --              332,783,700                    5.00%


Notes:

(1) China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited, a wholly owned subsidiary of CNC BVI. The percentage of total issued share capital beneficially held by China Netcom Group is 69.88%.

(2) China Netcom Group is deemed under the SFO to be interested in 297,698,985 shares held by CNC BVI as trustee on behalf of certain shareholders.

Apart from the foregoing, as at December 31, 2006 no person or corporation had any interest in 5 per cent. or more of or any short position in the issued share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO.

Public Float

As at the date of this report, the Company has maintained the prescribed public float of not less than 23 per cent. of the issued share capital of the Company pursuant to the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board

Zhang Chunjiang
Chairman

Hong Kong, April 2, 2007

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited will (the "Company") be held on May 22, 2007 at 3:00 p.m. in The Ballroom, Island Shangri-la, Hong Kong for the following purposes:

As Ordinary Business:

1 To receive and consider the financial statements for the year ended December 31, 2006 and the Reports of the Directors and the Auditors.

2    To declare a final dividend for the year ended December 31, 2006.

3    To elect Directors.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

                              ORDINARY RESOLUTIONS

5    "THAT:

     (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of US$0.04 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

     (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

     (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

          (1) the conclusion of the next annual general meeting of the Company;

          (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

          (3) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company at a general meeting."

6 "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

     (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

     (b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

     Such mandate shall expire at the earlier of:

     (1)  the conclusion of the next annual general meeting of the Company;

     (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

     (3) the date of any revocation or variation of the mandate given under this Resolution by an ordinary resolution of the shareholders of the Company at a general meeting."

7 "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

                                                        By order of the Board
                                                              Li Fushen
                                                             Mok Kam Wan
                                                      Joint Company Secretaries

Hong Kong, April 10, 2007

Notes:

1 Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2 In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3 The Board of Directors has recommended a final dividend for the year ended December 31, 2006 of HK$0.553 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about June 12, 2007 to those shareholders whose names appear on the Company's register of members on May 22, 2007.

4 The register of members of the Company will be closed from May 17, 2007 to May 22, 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on May 16, 2007.

5 Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2006 Annual Report.

Auditor's Report

To the shareholders of China Netcom Group Corporation (Hong Kong) Limited (incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Netcom Group Corporation (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 77 to 144, which comprise the consolidated and Company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 2, 2007


Consolidated Income Statement
For the year ended December 31, 2006

                                                                                 Year ended December 31

                                                      Note                            2006                       2005

                                                                               RMB million                RMB million
                                                                                                             Restated
                                                                                                               Note 2
Continuing operations:
Revenues                                                7                           86,921                     85,861

Operating expenses
  Depreciation and amortization                                                    (25,608)                   (24,919)
  Networks, operations and support                                                 (14,383)                   (13,465)
  Staff costs                                          14                          (12,151)                   (12,034)
  Selling, general and administrative                                              (13,366)                   (13,322)
  Other operating expenses                                                          (2,054)                    (1,390)

Total operating expenses                                8                          (67,562)                   (65,130)

Other income                                                                           621                         --
Interest income                                                                        132                        131
Dividend income                                                                         --                         29
Deficit on revaluation of fixed assets                20(c)                         (1,524)                        --

Profit from operations                                                              18,588                     20,891
Finance costs                                           9                           (3,888)                    (3,347)

Profit before taxation                                                              14,700                     17,544
Taxation                                               10                           (3,559)                    (3,430)

Profit for the year from continuing operations                                      11,141                     14,114


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                                                                                 Year ended December 31

                                                      Note                            2006                       2005

                                                                               RMB million                RMB million
                                                                                                             Restated
                                                                                                               Note 2
Discontinued operations:
Profit /(loss) for the year from discontinued
  operations                                                                       251,819                       (226)

Profit for the year                                                                 12,960                     13,888

Dividends proposed after the balance sheet date        12                            3,695                      3,196

Earnings per share for profit from continuing
 operations attributable to shareholders of the
 Company for the year
Basic earnings per share                               13                          RMB1.68                    RMB2.14

Diluted earnings per share                             13                          RMB1.67                    RMB2.13

Earnings/(loss) per share for profit/(loss) from
  discontinued operations attributable to
  shareholders of the Company for the year
Basic earnings/(loss) per share                        13                          RMB0.27                   RMB(0.03)

Diluted earnings/(loss) per share                      13                          RMB0.27                   RMB(0.03)

Earnings per share for profit attributable to
  shareholders of the Company for the year
Basic earnings per share                               13                          RMB1.95                    RMB2.11

Diluted earnings per share                             13                          RMB1.94                    RMB2.10


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.


Consolidated Balance Sheet
As at December 31, 2006

                                                                                         As at December 31

                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
Assets

Current assets
  Cash and bank deposits                                         16                        7,571                4,895
  Accounts receivable                                            17                        8,283                7,401
  Inventories and consumables                                    18                          416                  472
  Prepayments, other receivables and other current assets        19                        1,437                1,484
  Due from holding companies and fellow subsidiaries             30                          352                  247

Total current assets                                                                      18,059               14,499

Non-current assets

  Fixed assets                                                   20                      168,044              168,663
  Construction in progress                                       21                        6,355                6,822
  Lease prepayments                                              22                        2,364                1,949
  Intangible assets                                              23                        1,588                1,393
  Deferred tax assets                                            33                        3,459                3,480
  Other non-current assets                                       24                        3,966                6,034

Total non-current assets                                                                 185,776              188,341

Total assets                                                                             203,835              202,840

The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                                                                                    As at December 31

                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
Liabilities and equity

Current liabilities
  Accounts payable                                               27                       17,654               16,719
  Accruals and other payables                                    28                        3,056                3,905
  Short term commercial papers                                29(a)(i)                     9,811                   --
  Short term bank loans                                       29(a)(ii)                   30,980               47,341
  Current portion of long term bank and other loans             29(b)                      7,304                6,846
  Due to ultimate holding company and fellow subsidiaries        30                        7,519                8,990
  Current portion of deferred revenues                           31                        7,733                7,975
  Current portion of provisions                                  32                        3,736                4,029
  Taxation payable                                                                         3,009                2,594

Total current liabilities                                                                 90,802               98,399

Net current liabilities                                                                  (72,743)             (83,900)

Total assets less current liabilities                                                    113,033              104,441

Non-current liabilities
  Long term bank and other loans                                29(b)                     23,219               18,143
  Due to ultimate holding company and fellow subsidiaries        30                        5,880                7,840
  Deferred revenues                                              31                        6,198               10,925
  Provisions                                                     32                        2,586                3,174
  Deferred tax liabilities                                       33                        1,156                1,324
  Other non-current liabilities                                                               16                   25

Total non-current liabilities                                                             39,055               41,431

Total liabilities                                                                        129,857              139,830

Financed by:
  Share capital                                                  34                        2,199                2,181
  Reserves                                                                                71,779               60,829

Shareholders' equity                                                                      73,978               63,010

Total liabilities & equity                                                               203,835              202,840


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                   Zuo Xunsheng                              Li Fushen

                     Director                                 Director

The notes on pages 86 to 144 are an integral part of these consolidated financial statements.


Balance Sheet - Company
As at December 31, 2006

                                                                                         As at December 31

                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
Assets

Current assets
  Cash and bank deposits                                         16                        1,772                  540
  Due from subsidiaries                                          26                        9,411                  573
  Prepayments, other receivables and other current assets        19                          268                   27

Total current assets                                                                      11,451                1,140

Non-current assets
  Investments in subsidiaries                                    26                       62,937               58,577

Total assets                                                                              74,388               59,717

Liabilities and equity

Current liabilities
  Accruals and other payables                                    28                          136                   93
  Due to subsidiaries                                            26                       12,754               12,820
  Due to ultimate holding company                                                             --                  150

Total current Liabilities                                                                 12,890               13,063

Net current liabilities                                                                   (1,439)             (11,923)

Total assets less current liabilities                                                     61,498               46,654

Financed by:
  Share capital                                                  34                        2,199                2,181
  Reserves                                                       36                       59,299               44,473

Shareholders' equity                                                                      61,498               46,654

Total liabilities & equity                                                                74,388               59,717


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                   Zuo Xunsheng                              Li Fushen

                     Director                                 Director


Consolidated Statement of Changes in Equity
For the year ended December 31, 2006

                                                         Attributable to equity holders of the Company

                                            Share     Share   Capital  Statutory  Revaluation     Other  Retained      Total
                                          capital   premium   reserve    reserve      reserve   reserve  earnings     equity

                                              RMB       RMB       RMB        RMB          RMB       RMB       RMB        RMB
                                          million   million   million    million      million   million   million    million
                                        (Note 34)

Balance as at January 1, 2005               2,181    42,750       283        723        4,735     5,866     8,224     64,762
Transfer to statutory reserve (Note 11)        --        --        --      6,783           --        --    (6,783)        --
Appropriation to statutory reserve (Note 11)   --        --        --      1,044           --        --    (1,044)        --
Transfer to retained earnings                  --        --        --         --       (1,731)      (96)    1,827         --
Currency translation differences               --        --        --         --           --       (56)       --        (56)
Movement of deferred tax recognized in equity
  (Note 33)                                    --        --        --         --        1,097       843    (2,174)      (234)
Transfer from retained earnings to other
  reserve due to the Acquisition of New
  Horizon                                      --        --        --         --           --     1,040    (1,040)        --

Net income/(expense) recognized directly in
  equity                                       --        --        --      7,827         (634)    1,731    (9,214)       (290)
Profit for the year                            --        --        --         --           --        --    13,888      13,888

Total income recognized for 2005               --        --        --      7,827         (634)    1,731     4,674      13,598
Contributions from owner                       --        --        --         --           --        --        68          68
Distributions to owner                         --        --        --          --          --        --      (930)       (930)
Dividend for 2004 distributed during 2005
  (Note 12)                                    --        --        --         --           --        --      (259)       (259)
Net assets distributed to owner in accordance
  with reorganization for the Acquisition of
  New Horizon                                  --        --        --         --           --        --    (1,533)     (1,533)
Consideration for the Acquisition of New
  Horizon (Note 1)                             --        --        --         --           --   (12,800)       --     (12,800)
Share-based payments                           --        --       104         --           --        --        --         104

Balance as at December 31, 2005             2,181    42,750       387      8,550        4,101    (5,203)  10,244       63,010


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                                                         Attributable to equity holders of the Company

                                            Share     Share   Capital  Statutory  Revaluation     Other  Retained      Total
                                          capital   premium   reserve    reserve      reserve   reserve  earnings     equity

                                              RMB       RMB       RMB        RMB          RMB       RMB       RMB        RMB
                                          million   million   million    million      million   million   million    million
                                        (Note 34)

Balance as at January 1, 2006               2,181    42,750       387      8,550        4,101    (5,203)   10,244     63,010
Transfer to statutory reserve (Note 11)        --        --        --      2,406           --        --    (2,406)        --
Appropriation to statutory reserve
  (Note 11)                                    --        --        --        855           --        --      (855)        --
Transfer to retained earnings                  --        --        --         --       (1,933)      (51)    1,984         --
Revaluation surplus (Note 20)                  --        --        --         --        1,071        --        --      1,071
Currency translation differences (i)           --        --        --         --           --       (79)       --        (79)
Movement of deferred tax recognized in
  equity (Note 33)                             --        --        --         --         (353)       --        --       (353)

Net income/(expense) recognized directly
  in equity                                    --        --        --      3,261       (1,215)     (130)   (1,277)       639
Profit for the year                            --        --        --         --           --        --    12,960     12,960

Total income recognized for 2006               --        --        --      3,261       (1,215)     (130)   11,683     13,599
Dividend for 2005 distributed during
  2006 (Note 12)                               --        --        --         --           --        --    (3,196)    (3,196)
Exercise of share options (Note 34)            18       545       (73)        --           --        --        --        490
Share-based payments                           --        --        75         --           --        --        --         75

Balance at December 31, 2006                2,199    43,295       389     11,811        2,886    (5,333)   18,731     73,978


(i) Including accumulated currency translation differences realized upon disposal of ANC Group amounting to RMB29 million (See Note 37(c))

The notes on pages 86 to 144 are an integral part of these consolidated financial statements.


Consolidated Statement of Cash Flow
For the year ended December 31, 2006

                                                                                      Year ended December 31

                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2
Cash flows from operating activities
  Net cash inflows from operations                              37(a)                     41,050               40,632
  Interest received                                                                          132                  131
  Dividends received                                                                          --                   29
  Interest paid                                                                           (3,564)              (3,244)
  Profits tax paid                                                                        (3,668)              (4,065)

Cash inflow from operating activities of continuing operations                            33,950               33,483
Cash inflow from operating activities of discontinued operations 25                          183                   74

Net cash inflow from operating activities                                                 34,133               33,557

Cash flows from investing activities
  Purchase of fixed assets and construction in progress                                  (25,978)             (26,967)
  Prepayments for leased network capacity                                                   (318)                  --
  Prepayments for leased land                                                               (178)                (280)
  Sale of fixed assets                                                                       126                   49
  Sale of other investments                                                                   --                2,874
  Net decrease in time deposits with maturity over three months                               --                   28
  Other income                                                                               375                   --

Cash outflow from investing activities of continuing operations                          (25,973)             (24,296)
Cash inflow/(outflow) from investing activities of discontinued operations                 25982                 (312)

Net cash outflow from investing activities                                               (24,991)             (24,608)

Cash flows from financing activities
  New bank loans and other loans                                                          89,002               77,578
  Issuance of short term commercial papers                                                 9,676                   --
  Repayment of bank loans                                                                (98,512)             (85,289)
  Capital element of finance lease payments                                               (1,347)                (909)
  Payment of prior year distribution to owner                                               (600)              (1,566)
  Payment to ultimate holding company for the Acquisition of New Horizon                  (1,960)              (3,000)
  Dividends payment                                                                       (3,196)                (259)
  Loans to fellow subsidiaries and related parties                                            --               (1,319)
  Issuance of shares upon exercise of share options                                          490                   --

Cash outflow from financing activities of continuing operations                           (6,447)             (14,764)
Cash inflow from financing activities of discontinued operations 25                           --                  108

Net cash outflow from financing activities                                                (6,447)             (14,656)


The notes on pages 86 to 144 are an integral part of these consolidated financial statements.

                                                                                      Year ended December 31

                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2

Cash flows from continuing operations                                                      1,530               (5,577)

Cash flows from discontinued operations                                                    1,165                 (130)

Increase/(decrease) in cash and cash equivalents                                           2,695               (5,707)

Cash and cash equivalents at beginning of year                                             4,874               10,581

Cash and cash equivalents at end of year                         16                        7,569                4,874

The notes on pages 86 to 144 are an integral part of these consolidated financial statements.


Notes to the Consolidated Financial Statements

1    The Group and its principal activities

     Background of the Group
     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. Prior to a reorganization conducted for the listing of the shares of the Company (the "Listing Reorganization"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

     The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent reorganization on June 30, 2004. China Netcom Group, established by the State Council of the PRC ("State Council") in May 2002, was formed under a restructuring plan approved by the State Council based on the fixed line telecommunication section from the Northern operations originally operated by China Telecommunication Corporation ("China Telecom Group"). Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Group and the Company and its subsidiaries (the "Group") owned the assets and liabilities of fixed line telecommunications businesses originally owned by China Netcom Group in the six northern provinces and municipalities (namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province and Henan Province) and two southern province and municipality (namely Shanghai Municipality and Guangdong Province) in the PRC and the assets and liabilities of fixed line telecommunications business in Asia Pacific Region originally owned by the Group.

     Pursuant to a resolution passed at the extraordinary general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group. In anticipation of the acquisition, China Netcom Group established China Netcom Group New Horizon Communications Corporation (BVI) Limited ("New Horizon (BVI)") and China Netcom Group New Horizon Communications Corporation Limited ("New Horizon Communications"). China Netcom Group's fixed line telecommunications businesses in the four northern provinces/autonomous region were transferred to New Horizon (BVI) through a group restructuring. Upon the completion of the acquisition of the entire interest of New Horizon (BVI) and New Horizon Communications from China Netcom Group (hereinafter the "Acquisition of New Horizon'), the Company controlled the fixed line telecommunications businesses in the four Northern provinces/autonomous region. On November 3, 2006, New Horizon Communications was deregistered and its operations were merged into the Company's wholly owned subsidiary, China Netcom (Group) Company Limited ("CNC China"). The Group leased from China Netcom Group the inter-provincial fiber-optic cables of the service regions the Group operates in the PRC and which had been retained from China Netcom Group.

     After taking into consideration the financial position and prospects of the acquired businesses and the conditions of the capital market, the consideration for Acquisition of New Horizon was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

     Following the Listing Reorganization and the Acquisition of New Horizon, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

     The Group is also the holder of licenses that are necessary to own and operate the assets held outside the PRC in such key countries and regions such as United States, Hong Kong and Japan.

     The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry ("MII"), pursuant to the authority delegated by the State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

     Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. CNC China, the Group's principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate the Group's telecommunications business in twelve service regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the Asia Netcom Corporation Limited (the "ANC Group") for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on August 22, 2006.

     Currently, the Group's principal services consist of:

     o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

          (a) Local, domestic long distance and international long distance services;

          (b) Value-added services, including caller identity, telephone information services; and

          (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;

     o    Broadband services and other Internet-related services;

     o Information Communications Technology Services, including system integration, software development, maintenance services, consultancy services, product sales and agency services, and equipment leasing services;

     o Business and data communications services, including integrated regional data and voice communications services.

2    Basis of presentation

     The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets as explained in the accounting policies in Note 4 below, and on a going concern basis.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. In addition, on July 20, 2006, the Group issued commercial papers to raise additional funding of RMB10 billion. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the board of directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

     Since the Group disposed of the ANC Group during the year, in accordance with HKFRS 5"Non-current assets held for sale and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of the ANC Group have been presented as discontinued operations. The 2005 comparative figures in the income statement and statement of cash flow are restated accordingly.

3    Changes in accounting policies

     In 2006, the Group adopted certain revised HKFRSs which are relevant to its operations as listed below.

     o    HKAS 21(Amendment) - Net investment in a Foreign Operation

     o HKAS 39(Amendment) - Cash Flow Hedge Accounting for Forecast Intragroup Transactions

     o    HKAS 39(Amendment) - Fair Value Options

     o HKAS 39(Amendment) and HKFRS 4(Amendment) - Financial guarantee contracts

     The adoption of these new and revised HKFRSs by the Group did not have any significant impact on its results of operations and financial position.

     The HKICPA has also issued a number of new and revised HKFRSs which are relevant to the Group's operation as set out below which are effective for accounting periods beginning on or after January 1, 2007. The Group has not early adopted these new or revised HKFRSs in the financial statements for the year ended December 31, 2006. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

     o    HKFRS 7 - Financial Instruments : Disclosures

     o HKAS 1 (Amendment) - Presentation of Financial Statements: Capital Disclosure

     o    HK(IFRIC) - Int 8 - Scope of HKFRS 2

     o    HK(IFRIC) - Int 10 - Interim Reporting and Impairment

4    Principal accounting policies

     (a)  Basis of consolidation

          Acquisitions of businesses under common control are accounted for using merger accounting in accordance with Accounting Guideline 5 issued by HKICPA. The acquired assets are stated at carrying amounts as if the assets have been held by the Company from the beginning of the earliest period presented.

          Acquisitions of subsidiaries from third parties are accounted for using acquisition accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

          When a subsidiary is disposed, the difference between the proceeds from the disposal of the subsidiary and its carrying amount as of the date of disposal, including the cumulative amount of any exchange differences that relates to the subsidiary recognized in equity is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary.

          All significant intercompany transactions and balances within the Group are eliminated on consolidation.

     (b)  Subsidiaries

          Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

          In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

     (c)  Revenue recognition

          (i) The Group's revenues are recognized as follows:

               o Revenues derived from local, domestic long distance ("DLD") and international long distance ("ILD") telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognized when the services are provided to customers.

               o Monthly telephone service fees are recognized in the period during which the telephone services are provided to customers.

               o Upfront connection and installation fees received are deferred and recognized over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

               o Revenues from the sale of prepaid calling cards are deferred and recognized as the cards are consumed by customers.

               o Revenues from PHS bundled service contracts are recognized as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 4(r)(ii) for the policy on accounting for the cost of the handset).

               o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognized when the services are provided to customers.

          (i)  The Group's revenues are recognized as follows: (continued)

               o Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers.

               o Revenue from information communication technologies services are recognized when goods are delivered to the customer (which generally coincides with the time when the customer has accepted the goods and the related risks and rewards of ownership have been transferred to the customer) or when services are rendered to customer.

               o Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

               o Lease income from the leasing of lines and customer-end equipment is recognized over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

          (ii) Interest income

               Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

          (iii) Dividend income

               Dividend income is recognized when the right to receive payment is established.

     (d)  Interest expenses

          Interest expenses attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

          All other interest expenses are charged to the consolidated income statement in the year in which they are incurred.

     (e)  Interconnection charges

          Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognized on an accrual basis. Interconnection charges with domestic operators and the fellow subsidiaries of the Group are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

     (f)  Translation of foreign currencies

          (i)  Functional and presentation currency

               Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

          (ii) Transactions and balances

               Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statements

          (iii) The Group

               The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

               o Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

               o Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

               o All resulting exchange differences are recognized as a separate component of equity.

               On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on disposal.

     (g)  Cash and cash equivalents

          Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

     (h)  Accounts receivable and other receivables

          Accounts and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

     (i)  Inventories and consumables

          Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

          Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

     (j)  Lease prepayments

          (i) Lease prepayments for land

               Lease prepayments for land represent payments for land use rights. Lease prepayments for land are stated at cost initially and expensed on a straight line basis over the lease period.

          (ii) Lease prepayments for network capacity

               Lease prepayments for network capacity represent payments for network capacity on an indefeasible right of use basis for the own use of the Company. Lease prepayments for network capacity are stated at cost initially and expensed on a straight line basis over the lease period.

     (k)  Fixed assets

          (i)  Construction-in-progress

               Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes ready for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

          (ii) Other fixed assets

               Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs are included in the assets' carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

               Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

          (iii) Revaluations

               Fixed assets other than buildings are carried at their revalued amounts. Revalued assets are stated at fair value as of the revaluation date less accumulated depreciation. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

               Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained earnings.

               Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years valuations will be undertaken by executives of the Group.

          (iv) Depreciation

               Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

               Buildings                                              8-30 years
               Telecommunications networks and equipment              5-10 years
               Furniture, fixture, motor vehicles and other
                 equipment                                            5-10 years

               The useful lives and estimated residual values are reviewed and modified periodically at every balance sheet date.

          (v) Gain or loss on sale of fixed assets

               The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement, except where the fixed asset is carried at valuation. The relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

     (l)  Impairment of assets

          Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     (m)  Assets held under leases

          (i) Finance leases

               Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance leases balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

          (ii) Operating leases

               Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lesser) are expensed in the income statement on straight-line basis over the period of the lease.

     (n)  Intangible assets

          (i)  Purchased software

               Expenditure on purchased software is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from two to five years.

          (ii) Sponsorship fee

               The sponsorship fee for the 2008 Beijing Olympic Games has been capitalized and amortized on a straight-line basis over 4 years, being the estimated beneficial period under the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided

     (o)  Provisions

          Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognized for operating loss arising from future periods.

          Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

     (p)  Employee benefits

          (i)  Pension obligations

               (a) Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age which is paid by the PRC government. As stipulated by the regulations of the PRC, the subsidiaries in the PRC make contributions to the basic defined contribution pension plans organized by their respective municipal governments under which they are governed. The Group is required to make such contributions to these plans at a rate of 20% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

               (b) The Group also operates a mandatory provident fund scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 percent of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

          (ii) Early retirement benefits

               Early retirement benefits are recognized as expenses when the Group reaches agreement with the relevant employees for early retirement.

          (iii) Employee housing benefits

               One-off cash housing subsidies paid to PRC employees are charged to the consolidated income statements in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 32).

               PRC full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

          (iv) Share option scheme

               The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

     (q)  Deferred taxation

          Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     (r)  Other non-current assets

          (i)  Deferred installation costs

               The direct incremental costs associated with the installation of fixed line services are deferred and expensed to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

          (ii) Subscriber acquisition costs

               The cost of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

          (iii) Prepaid network capacities

               Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis for resale are capitalized and expensed over the corresponding lease period.

     (s)  Derivative financial instruments

          Derivative financial instruments are stated at fair value on the balance sheet. Realized and unrealized gains and loses arising from change in the fair value are included in the income statement in the period in which they arise.

     (t)  Discontinued operation

          A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as "discontinued operations" in the income statement. The comparative income statement is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as "discontinued operations" or "held for sale" is presented separately in the assets, liabilities and minority sections, respectively, of the consolidated Balance Sheet.

     (u)  Contingent liabilities

          A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

          A contingent liability is not recognized but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs such that the outflow is probable, the contingent liability will then be recognized as a provision.

          A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is disclosed when an inflow of economic benefits is probable but only recognized in income statement when realized.

     (v)  Segmental reporting

          Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

     (w)  Earnings per share ("EPS") and per American Depository Shares ("ADS")

          Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

          Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method.

          Earnings per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

5    Critical accounting estimates and judgments

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

     (a)  Critical accounting estimates and assumptions

          The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          (i)  Depreciation of property, plant and equipment

               The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviews the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

          (ii) Revaluation of property, plant and equipment

               Apart from buildings and lease prepayments for land which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Property, plant and equipment of the Group was revalued as of December 31, 2006 on a depreciated replacement cost basis by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged then to equity. In addition, the depreciation expense in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

          (iii) Impairment of non-current assets

               At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognized to reduce the carrying amount of the assets to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated values in use are determined based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flow, estimated growth rate and the estimated weighted average cost of capital of the Group. Such impairment losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve, Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

          (iv) Revenue recognized for upfront connection and installation fees

               The Group defers the recognition of upfront customer connection and installation fees and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the income statement. The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

          (v) Provision for doubtful debts

               The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customer's creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Group would be required to revise the basis of making the allowance and its future results would be affected.

          (vi) Fair value

               The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

     (b)  Critical judgments in applying the entity's accounting policies

          (i)  Accounting for business combinations under common control

               The Group completed the Acquisition of New Horizon on October 31, 2005. The Acquisition of New Horizon is a business combination under common control. The Group adopted merger accounting to account for the business combination under common control as the Group believes that the financial statements prepared under merger accounting are more relevant to those transactions.

          (ii) Recognition of revenues and costs under PHS bundled service contracts

               The Group provides PHS services, which is an extension of the local wireline telecommunications services, to customers. Promotional packages comprise the bundled provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognized as deferred revenue. The cost of handsets provided to customers is treated as deferred customer acquisition costs, to the extent that they are recoverable through profits made from future service fees. Such deferred revenue and deferred costs are amortized to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancelable contract period. If the pattern of the usage of the PHS services by the customer changes in the future, the amortization period of the revenue and costs will change accordingly, which will have an impact on future results.

6    Financial risk management

     (a)  Financial risk factors

          The Group's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk, and fair value interest-rate risk), credit risk and liquidity risk.

          (i) Foreign exchange risk

               As at December 31, 2006 and 2005, the Group had foreign currency denominated bank balances amounting to RMB1,946 million and RMB1,098 million respectively. As at December 31, 2006 and 2005, the Group had foreign currency denominated bank loans amounting to RMB1,432 million and RMB1,998 million respectively.

          (ii) Cash flow and fair value interest rate risk

               The Group is exposed to changes in interest due to its long-term debt obligation. The Group enters into debt obligations to support general corporate operations including capital expenditures, acquisitions, and working capital needs. Borrowings at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed interest rates expose the Group to fair value interest rate risk. The bank loans issued at variable and fixed interest rates are disclosed in Note 29 of these financial statements.

          (iii) Credit risk

               The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible account receivable has been made.

          (iv) Liquidity risk

               A significant percentage of the Group's funding requirements is achieved through short term borrowings, and the balance sheet indicates a significant working capital deficit. Please refer to
               Note 2 for the details.

     (b) Fair value estimation

          The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

          The carrying value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

7    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:


     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2
     Revenues
       Local usage fees                                                                   22,274               24,582
       Monthly telephone services                                                         16,689               18,261
       Upfront installation fees                                                           1,369                1,442
       DLD usage fees                                                                     10,185               10,260
       ILD usage fees                                                                      1,160                1,180
       Value-added services                                                                5,421                4,000
       Interconnection fees                                                                8,400                7,783
       Upfront connection fees                                                             2,406                3,405
       Broadband services                                                                 10,556                7,824
       Other Internet-related services                                                       692                  591
       Managed data services                                                               1,505                1,656
       Leased line income                                                                  2,974                2,596
       Information communication technologies services                                       788                   --
       Other services                                                                      2,502                2,281

     Total                                                                                86,921               85,861


8    Operating expenses by nature

     Operating expenses mainly represent:


     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2
     Staff cost                                                                           12,151               12,034
     Depreciation and amortization                                                        25,608               24,919
     Maintenance cost                                                                      4,688                4,689
     Miscellaneous taxes and fees                                                            282                  252
     Customer installation cost                                                            1,161                1,157
     Interconnection charges                                                               4,332                3,487
     Advertising and promotion expenses                                                      933                  926
     Sales channel cost                                                                    2,643                2,304
     Subscriber acquisition and retention cost                                             3,686                4,308
     Auditor's remuneration                                                                   61                   34
     Bad and doubtful debt expenses                                                        1,009                1,144
     Operating leases                                                                      2,208                2,109


9    Finance costs


     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2
     Interest expenses on:
       - Bank and other loans wholly repayable within five years                           3,305                3,589
       - Bank and other loans wholly repayable after more than five years                    325                  177
       - Deferred consideration related to Acquisition of New Horizon                        479                   87

                                                                                           4,109                3,853
     Less: Interest expenses capitalized in construction in progress                        (233)                (297)

                                                                                           3,876                3,556
     Exchange gain, net                                                                       (8)                (229)
     Bank charges                                                                             20                   20

                                                                                           3,888                3,347

     Interest expenses were capitalized in construction
       in progress using the following annual interest rates                         4.71%-5.28%          4.17%-4.97%


10   Taxation


     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2

     PRC enterprise income tax ("EIT")                                                     4,039                3,581
     Overseas profit tax                                                                      20                   11
     Deferred taxation (Note 33)                                                            (500)                (162)

     Taxation charges                                                                      3,559                3,430


     The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

     The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2
     Profit before taxation                                                               14,700               17,544

     Weighted average statutory tax rate                                                     33%                  33%
     Tax calculated at the weighted average statutory tax rate                             4,851                5,790
     Non-taxable income (Note (a) below)                                                  (1,216)              (1,499)
     Utilization of tax losses not recognized in previous years (Note (b) below)              --                 (837)
     Expenses not deductible for tax purposes                                                 64                   69
     Tax losses not recognized                                                                26                   55
     Others                                                                                 (166)                (148)

     Tax charge                                                                            3,559                3,430


     Note (a) Non-taxable income comprises primarily upfront connection fees charged to customers which are amortized over the customer relationship.

     Note (b) Prior to 2005, a deferred tax asset arising from certain tax losses was not recognized as it was uncertain at that time, following the change of a subsidiary's tax registration district, that the taxable loss could be utilized at the previous period end date.

11   Profit attributable to shareholders

     (a) For the year ended December 31, 2006, profit attributable to shareholders includes current year profit of RMB17,475 million (2005:
          RMB126 million), which has been recognized in the financial statements of the Company.

     (b) The Company's subsidiary, CNC China is registered as a foreign investment enterprise in the PRC. In accordance with the Articles and Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before any dividend distribution.

          CNC China is required to allocate at least 10% of their profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

          Accordingly, CNC China appropriated approximately RMB855 million to the general reserve fund for the year ended December 31, 2006 (2005:
          RMB1, 044 million).

     (c) According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognized in the retained earnings should be transferred from retained earnings to a statutory reserve. For the year ended December 31, 2006, the Company has made an appropriation of RMB9,189 million to the statutory reserve (2005 : RMB6,783 million).

12   Profit distributions

                                                                            Year ended December 31

                                                                  2006                             2005

                                                    HK$ million       RMB million       HK$ million       RMB million
      Final dividend proposed after
       balance sheet date of HK$0.553 per
       share (2005 : HK$0.466 per share)                  3,678             3,695             3,073             3,196

     Dividend distributed during the year                 3,073             3,196               245               259


     In the meeting of the board of directors held on April 2, 2007, the directors proposed a final dividend of HK$0.553 per ordinary share for the year ended December 31, 2006. Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2007 financial statements.

13   Earnings per share

     Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

     The following table sets forth the computation of basic and diluted earnings per share:


     Year ended December 31

                                                                                            2006                 2005

     in RMB million, except share and
     per share data
                                                                                                             Restated
                                                                                                               Note 2
     Numerator:
     Profit/ (loss) for the year
     - Continuing operations                                                              11,141               14,114
     - Discontinued operations                                                             1,819                 (226)

                                                                                          12,960               13,888

     Denominator:
     Weighted average number of ordinary shares outstanding
       and shares used in computing basic earnings per share                       6,615,520,381        6,593,529,000
     Diluted equivalent shares arising from share options                             51,955,496           34,112,723

     Shares used in computing diluted earnings per share                           6,667,475,877        6,627,641,723

     Basic earnings/(loss) per share (RMB)

     - Continuing operations                                                                1.68                 2.14

     - Discontinued operations                                                              0.27                (0.03)

     - Profit for the year                                                                  1.95                 2.11

     Diluted earnings/(loss) per share (RMB)

     - Continuing operations                                                                1.67                 2.13

     - Discontinued operations                                                              0.27                (0.03)

     - Profit for the year                                                                  1.94                 2.10

14   Staff cost including directors' remuneration

     Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2

     Wages, salaries and welfare                                                          10,792               10,747
     Contributions to pensions                                                             1,359                1,285
     Early retirement benefits                                                                --                    2

     Total                                                                                12,151               12,034


15   Directors' and senior management's emoluments

     (a)  Directors' emoluments

          The following table set out the emoluments paid to the Company's directors during the year of 2006:

                                                               Year ended December 31, 2006
                                                                       RMB thousand

                                            Basic salaries,
                                                    housing
                                                allowances,
                                                      other
                                                 allowances                              Contributions
                                               and benefits                  Share based to retirement
          Directors' name            Fees(a)        in kind      Subtotal   compensation       schemes          Total
          Zhang Chunjiang                 --            763           763            312            19          1,094
          Zuo Xunsheng (i)                --            746           746            272            19          1,037
          Zhang Xiaotie                   --            671           671            272            19            962
          Li Fushen (ii)                  --            671           671            272            19            962
          Miao Jianhua                    --            671           671            238            19            928
          Jiang Weiping (iii)             --            453           453            238            19            710
          Li Liming (iv)                  --            420           420            238            19            677
          Tian Suning (v)                 --             --            --            312            --            312
          Yan Yixun                      251             --           251            200            --            451
          John Lawson Thornton           409             --           409             --            --            409
          Victor Cha Mou Zing            453             --           453             --            --            453
          Qian Yingyi                    545             --           545             --            --            545
          Hou Ziqiang                    483             --           483             --            --            483
          Timpson Chung
            Shui Ming                    460             --           460             --            --            460
          Jose Maria
            Alvarez-Pallete              317             --           317             --            --            317
          Mauricio Sartorius (vi)          9             --             9             --            --              9

          Total                        2,927          4,395         7,322          2,354           133          9,809

          The fees disclosed above include RMB2,350 thousand paid to independent non-executive directors.

          The following table set out the emoluments paid to the Company's directors during the year ended December 31, 2005:

                                                               Year ended December 31, 2005
                                                                       RMB thousand

                                                       Basic
                                                   salaries,
                                                     housing
                                                 allowances,
                                                       other         Fees                             Contributions
                                      Fees    allowances and       waived                Share based  to retirement
          Directors' name              (a)  benefits in kind          (a)    Subtotal   compensation        schemes       Total

          Zhang Chunjiang              261             1,077        (261)       1,077            564             16       1,657
          Tian Suning                  261             1,244        (261)       1,244            564             --       1,808
          Zhang Xiaotie                261               396        (261)         396            490             16         902
          Miao Jianhua                 261               622        (261)         622            429             16       1,067
          Jiang Weiping                309               611        (309)         611            429             16       1,056
          Li Liming                    313               565        (313)         565            429             16       1,010
          Keith Rupert Murdoch(vii)    219                --          --          219            362             --         581
          Yan Yixun                    261                --          --          261            362             --         623
          John Lawson Thornton         365                --          --          365             --             --         365
          Victor Cha Mou Zing          361                --          --          361             --             --         361
          Qian Yingyi                  417                --          --          417             --             --         417
          Hou Ziqiang                  413                --          --          413             --             --         413
          Timpson Chung Shui Ming      333                --          --          333             --             --         333
          Jose Maria Alvarez-Pallete
           (viii)                       95                --          --           95             --             --          95

          Total                      4,130             4,515      (1,666)       6,979          3,629             80      10,688


          The fees disclosed above include RMB1,889 thousand paid to independent non-executive directors.

          Note:

          (a) On December 6, 2006, according to the directors' discretion, Zhang Chunjiang, Zuo Xunsheng ,Zhang Xiaotie, Miao Jianhua, Jiang Weiping, Li Liming and Tian Suning waived their emoluments for the years ended December 31 2006 and 2005 totalling RMB1,526 thousand and 1,666 thousand respectively. Details of the waivers are as follows: Zhang Chunjiang RMB251 thousand (2005: RMB261 thousand), Zuo Xunsheng RMB158 thousand (2005: Nil), Zhang Xiaotie RMB251 thousand (2005: RMB261 thousand), Miao Jianhua RMB251 thousand (2005: RMB261 thousand), Jiang Weiping RMB94 thousand (2005: RMB309 thousand), Li Liming RMB270 thousand (2005: RMB313 thousand), Tian Suning RMB251 thousand (2005:
               RMB261 thousand).

               (i) Appointed in May 2006 (ii) Appointed in January 2007 (iii) Resigned in May 2006 (iv) Resigned in January 2007
               (v) Re-designated as non-executive Directors in May 2006 (vi) Appointed in December 2006 (vii) Resigned in September 2005.
               (viii) Appointed in September 2005.

          (b)  Five highest paid individuals

               The five individuals whose emoluments were the highest for the year ended December 31, 2006 includes 2 directors (2005: 2) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:

                                                                                      Year ended December 31

                                                                                            2006                 2005

                                                                                    RMB thousand         RMB thousand
               Basic salaries, housing allowances, other allowances and benefits
                 in kind                                                                   2,013                4,458
               Share based compensation                                                      816                1,471
               Contributions to retirement schemes                                            57                   33

               Total                                                                       2,886                5,962

               The number of the remaining individuals whose emoluments fell within the following bands is set out as follows:

                                                                                      Year ended December 31

                                                                                            2006                 2005

               Nil - RMB1,004,700 (equivalent of Nil - HK$ 1,000,000)                          3                   --
               RMB1,004,701 - RMB1,507,050
                 (equivalent of HK$1,000,001 - HK$1,500,000)                                  --                    2
               RMB1,507,051 - RMB2,009,400
                 (equivalent of HK$1,500,001 - HK$2,000,000)                                  --                   --
               RMB2,009,401 - RMB2,511,75
                 (equivalent of HK$2,000,001 - HK$2,500,000)                                  --                   --
               RMB2,511,751 - RMB3,014,100
                 (equivalent of HK$2,500,001 - HK$3,000,000)                                  --                    1

16   Cash and bank deposits

                                                     Group                                    Company

                                               As at December 31                         As at December 31

                                                 2006                 2005                  2006                 2005

                                          RMB million          RMB million           RMB million          RMB million

     Cash and cash equivalents                  7,569                4,874                 1,772                  540
     Time deposits with original
       maturities over three months                 2                   21                    --                   --

     Total cash and bank deposits               7,571                4,895                 1,772                  540

     Effective interest rate of time
       deposits with original
       maturities over three months
       (% per annum)                             0.72                 0.72                    --                   --

     Included in cash and bank deposits as of December 31, 2006 and 2005 are RMB denominated balances kept in the PRC amounting to RMB5,625 million and RMB3,797 million respectively. The conversion of RMB denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

     Included in the bank deposits were deposits in state-owned banks amounting to RMB7,422 million at December 31, 2006 (2005: RMB4,791 million). For the year ended December 31, 2006, interest income earned from these state-owned banks deposits amounted to RMB121 million (2005 : RMB124 million).

17   Accounts receivable

     Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operations and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:


     As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     0-30 days                                                                             5,744                5,446
     31-90 days                                                                            1,557                1,556
     Over 90 days                                                                          2,326                2,053

     Total                                                                                 9,627                9,055

     Less: Allowance for doubtful debts                                                   (1,344)              (1,654)

     Net carrying amounts                                                                  8,283                7,401

     The movement of allowance for doubtful debts is as follows:


     As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Balance at beginning of year                                                          1,654                1,412
     Additional provisions                                                                 1,002                1,169
     Less: Write-offs                                                                     (1,246)                (927)
          Disposal of ANC Group                                                              (66)                  --

     Balance at end of year                                                                1,344                1,654


     The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 6.12% (December 31, 2005: 5.58%).

     Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB1,079 million on December 31, 2006. (December 31, 2005: RMB1,003 million).

18   Inventories and consumables

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Telephone handsets and other customer end-products held for resale, at cost             155                  144
     Consumables, at cost                                                                    261                  328

     Total                                                                                   416                  472


19   Prepayments, other receivables and other current assets

                                                                  Group                           Company

                                                            As at December 31                As at December 31

                                                           2006              2005              2006              2005

                                                    RMB million       RMB million       RMB million       RMB million
     Prepaid expenses, deposits and
       other current assets                                 808               999                15                15
     Other receivables                                      629               485               253                12

     Total                                                1,437             1,484               268                27


     Included in the other current assets is deferred subscriber acquisition costs of RMB274 million (2005: RMB324 million).

     The carrying value of prepayments and other receivables approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 6.12% (2005: 5.58%).

20   Fixed assets

                                                       Telecommunications   Furniture, fixture,
                                                             networks and    motor vehicles and
                                            Buildings            equipment       other equipment                Total

                                          RMB million          RMB million           RMB million          RMB million
     Cost/valuation:
     Balance at January 1, 2005                25,967              264,383                13,788              304,138
     Reclassifications                            818               (4,981)                4,163                   --
     Additions                                    413                  975                   490                1,878
     Transferred from construction in progress  1,659               23,106                 2,053               26,818
     Disposals/write off                          (48)              (1,940)                 (541)              (2,529)
     Distributed to owner upon
       reorganization for the Acquisition
       of New Horizon                          (1,759)              (1,242)                 (183)              (3,184)

     Balance at December 31, 2005              27,050              280,301                19,770              327,121

     Accumulated depreciation:
     Balance at January 1, 2005                (5,382)            (124,673)               (7,186)            (137,241)
     Reclassifications                           (354)               1,170                 (816)                   --
     Charge for the year                         (956)             (21,541)               (2,157)             (24,654)
     Disposals/write off                            4                1,662                   451                2,117
     Distributed to owner upon
       reorganization for the Acquisition
       of New Horizon                             487                  743                    90                1,320

     Balance at December 31, 2005              (6,201)            (142,639)               (9,618)            (158,458)

     Net book value at
       December 31, 2005                       20,849              137,662                10,152              168,663

     Net book value at January 1, 2005         20,585              139,710                 6,602              166,897


                                                       Telecommunications   Furniture, fixture,
                                                             networks and    motor vehicles and
                                            Buildings            equipment       other equipment                Total

                                          RMB million          RMB million           RMB million          RMB million
     Cost/valuation:
     Balance at January 1, 2006                27,050              280,301                19,770              327,121
     Additions                                     52                  755                   635                1,442
     Transferred from construction in progress    688               21,449                 2,621               24,758
     Disposals/write off                           (5)              (1,947)                 (543)              (2,495)
     Disposal of ANC Group                       (172)                (636)                  (45)                (853)
     Fixed assets revaluation deficit, net          --             (10,659)               (3,588)             (14,247)

     Balance at December 31, 2006              27,613              289,263                18,850              335,726

     Accumulated depreciation:
     Balance at January 1, 2006                (6,201)            (142,639)               (9,618)            (158,458)
     Depreciation charge for the year            (995)             (21,842)               (2,282)             (25,119)
     Disposals/write off                            3                1,315                   443                1,761
     Disposal of ANC Group                         51                  261                    28                  340
     Fixed assets revaluation deficit, net         --               11,778                 2,016               13,794

     Balance at December 31, 2006,             (7,142)            (151,127)               (9,413)            (167,682)

     Net book value at
       December 31, 2006                       20,471              138,136                 9,437              168,044

     Net book value at January 1, 2006         20,849              137,662                10,152              168,663


     (a) The net book value of assets held under finance lease is as follows:

                                                        Telecommunications  Furniture, fixture,
                                                              networks and   motor vehicles and
                                            Buildings            equipment       other equipment                Total

                                          RMB million          RMB million           RMB million          RMB million
          As at December 31, 2006                  --                2,000                    62                2,062

          As at December 31, 2005                   1                2,551                   109                2,661

          The depreciation charge on assets held under finance lease amounted to RMB351 million in the year ended December 31, 2006 (2005: RMB367 million).

     (b) The analysis of the cost or revaluation of the fixed assets of the Group is as follows:

                                                        Telecommunications  Furniture, fixture,
                                                              networks and   motor vehicles and
                                            Buildings            equipment       other equipment                Total

                                          RMB million          RMB million           RMB million          RMB million
          December 31, 2006
          Cost                                 27,613                   --                    --               27,613
          Valuation                                --              289,263                18,850              308,113

                                               27,613              289,263                18,850              335,726

          December 31, 2005
          Cost                                 27,050                   --                    --               27,050
          Valuation                                --              280,301                19,770              300,071

                                               27,050              280,301                19,770              327,121

     (c) As required by the PRC rules and regulations relevant to the Listing Reorganization, each class of fixed assets other than buildings and prepayments for land as at December 31, 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), an independent valuer registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Group was determined at RMB122,456 million. Such revalued amounts served as the tax base of the assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB25,778 million was recognized as an expense for the year ended December 31, 2003.

          For the Listing Reorganization, valuations of buildings and the lease prepayments for land of the Group were also performed. The surplus value of such assets was determined at RMB6,967 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 33(iii).

          As required by the PRC rules and regulations relevant to the Acquisition of New Horizon, each class of fixed assets, other than buildings and lease prepayments for land in the PRC, acquired as at December 31, 2004, was valued by the PRC valuer, on a depreciated replacement cost basis. The value of such acquired assets in the PRC was determined at RMB42,879 million. Such amounts served as the tax base for such assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB11,318 million was recognized as an expense for the year ended December 31, 2004.

          For the Acquisition of New Horizon, valuations of buildings and the lease prepayments for land were also performed. The surplus value of such assets was determined at RMB2,553 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 33(iii).

          According to the group's accounting policies, each class of fixed assets of the Group other than buildings as at December 31, 2006 has been revalued by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the profit and loss account of RMB1,524 million for the year.

          The respective carrying amounts of the telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB153,368 million and RMB11,651 million as at December 31, 2006 and RMB158,193 million and RMB11,233 million as at December 31, 2005 had they been stated at cost less accumulated depreciation.

          Regarding the revaluation of fixed assets carried out at December 31, 2006, the carrying amounts of these fixed assets and, where applicable, the corresponding revalued amounts of these assets are as follows:

                                           Historical          Revaluation           Revaluation             Revalued
                                      carrying amount              surplus               deficit               amount
                                          RMB million          RMB million           RMB million          RMB million
          At December 31, 2006
          Telecommunication networks
            and equipment                     137,017                9,048                (7,929)             138,136
          Furniture, fixtures, motor
            vehicles and other equipment       11,009                  436                (2,008)               9,437

                                              148,026                9,484                (9,937)             147,573

21   Construction in progress

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Balance at beginning of year                                                          6,822               10,597
     Additions                                                                            24,863               23,258
     Transferred to fixed assets                                                         (24,758)             (26,818)
     Transferred to intangible assets                                                       (572)                  --
     Distributed to owner in accordance with the Acquisition of New Horizon                   --                 (215)

     Balance at end of year                                                                6,355                6,822


22   Lease prepayment

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Lease prepayments for land (i)                                                        2,046                1,949
     Lease prepayments for network capacity (ii)                                             318                   --

                                                                                           2,364                1,949

     (i) Lease prepayments for land

          This represents land use rights held in the PRC and their net book value is analyzed as follows:

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
          Held for
          Lease of between 10 to 50 years                                                  2,024                1,933
          Lease of less than 10 years                                                         22                   16

                                                                                           2,046                1,949

          The movement of the lease prepayments for land is as follows:

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
          Balance at beginning of year                                                     1,949                1,746
          Additions                                                                          165                  280
          Amortization for the year                                                          (68)                 (37)
          Distributed to owner in accordance with the Acquisition of New Horizon              --                  (40)

          Balance at end of year                                                           2,046                1,949

     (ii) Lease prepayments for network capacity The net book value is analyzed as follows:

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
          Held for
          Lease of between 10 to 50 years                                                    318                   --

          Balance at end of year                                                             318                   --

          The movement of the lease prepayments for network capacity is as follows:

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
          Balance at beginning of year                                                        --                   --
          Additions                                                                          318                   --
          Amortization for the year                                                           --                   --

          Balance at end of year                                                             318                   --

23   Intangible assets

                                             Negative            Purchased           Sponsorship
                                             goodwill             software                  fees                Total

                                          RMB million          RMB million           RMB million          RMB million
     Cost:
     Balance at January 1, 2005                     3                1,250                    --                1,253
     Additions                                     --                  663                   540                1,203

     Balance at December 31, 2005                   3                1,913                   540                2,456

     Accumulated amortization:
     Balance at January 1, 2005                    (3)                (702)                   --                 (705)
     Amortization for the year                     --                 (223)                 (135)                (358)

     Balance at December 31, 2005                  (3)                (925)                 (135)              (1,063)

     Net book value at January 1, 2005             --                  548                    --                  548

     Net book value at December 31, 2005           --                  988                   405                1,393

     Cost:
     Balance at January 1, 2006                     3                1,913                   540                2,456
     Additions                                     --                   94                    --                   94
     Transferred from construction in progress     --                  572                    --                  572
     Write off                                     (3)                (692)                   --                 (695)

     Balance at December 31, 2006                  --                1,887                   540                2,427

     Accumulated amortization
     Balance at January 1, 2006                    (3)                (925)                 (135)              (1,063)
     Amortization for the year                     --                 (336)                 (135)                (471)
     Write off                                      3                  692                    --                  695

     Balance at December 31, 2006                  --                 (569)                 (270)                (839)

     Net book value at January,1, 2006             --                  988                   405                1,393
     Net book value at December 31, 2006           --                1,318                   270                1,588


24   Other non-current assets

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Installation costs                                                                    3,525                4,197
     Prepaid network capacity                                                                 --                1,454
     Others                                                                                  441                  383

                                                                                           3,966                6,034

25   Discontinued operations

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1, 878 million. The results and cash flows of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations.

     The income statement and cash flow statement related to the ANC Group are as follows:

                                                                                  For the period
                                                                                 from January 1,         For the year
                                                                                            2006                ended
                                                                                   to August 22,         December 31,
                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
     Discontinued operations:

     Revenues                                                                                980                1,371
     Expenses                                                                             (1,038)              (1,598)

     Loss before taxation                                                                    (58)                (227)

     Taxation                                                                                 (1)                   1

     Loss for the period/year of discontinued operations                                     (59)                (226)
     Gain on disposal of discontinued operations                                           1,878                   --

     Profit/(loss) for the period/year from discontinued operations                        1,819                 (226)


                                                                                  For the period
                                                                                 from January 1,         For the year
                                                                                            2006                ended
                                                                                   to August 22,         December 31,
                                                                Note                        2006                 2005

                                                                                     RMB million          RMB million
     Discontinued operations:
     Net cash inflow from operating activities                                               183                   74

     Cash outflow from investing activities                                                 (182)                (312)
     Cash inflow from disposal of ANC Group                     37(c)                      1,164                   --

     Net cash outflow for investing activities                                               982                 (312)

     Net cash inflow from financing activities                                                --                  108

     Cash flows from discontinued operations                                               1,165                 (130)


26   Investments in subsidiaries

                                                                                              Company

                                                                                         As at December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
     Investment cost in subsidiaries                                                      62,937               58,577
     Due from subsidiaries (Note (b))                                                      9,411                  573
     Due to subsidiaries (Note (c))                                                      (12,754)             (12,820)

                                                                                          59,594               46,330

     Notes:

     (a) As at December 31, 2006, the Company has direct interests in the following principal subsidiary, which is a private company:

                                                                                       Percentage
                                                                                        of equity
                                                                                         interest            Principal
                                       Place and date                                attributable           activities
                                    of incorporation/                                      to the            and place
          Company name                  establishment           Registered capital        Company         of operation

          Directly held:
          China Netcom (Group)                   PRC,            RMB65,308 million           100%         Provision of
          Company Limited              August 6, 1999                                                          network
          (Note (i))                                                                                     communication
                                                                                                   services in the PRC

          (i) The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended December 31, 2005 and 2006 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

     (b) The balances are unsecured, non-interest bearing and have no fixed repayment terms.

     (c) Deferred payments arising from the Acquisition of New Horizon have been transferred to CNC China at the carrying amount. The balance is non-secured, non interest bearing and has no fixed repayment terms.

27   Accounts payable

                                       As at December 31

                                          2006                 2005

                                   RMB million          RMB million

     0-30 days                           5,762                6,281
     31-60 days                          2,236                1,796
     61-90 days                          1,449                1,297
     91-180 days                         2,989                1,940
     Over 180 days                       5,218                5,405

     Total                              17,654               16,719

     Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB97 million on December 31, 2006.(2005: RMB48 million).


28   Accruals and other payables

                                        Group                    Company

                                 As at December 31          As at December 31

                                 2006        2005            2006        2005

                                 RMB         RMB             RMB         RMB
                                million     million         million    million

     Accrued expenses             549         872            136          93
     Other payables             2,507       3,033             --          --

     Total                      3,056       3,905            136          93


29   Bank and other loans

     (a) (i) On July 20, 2006, the Group issued RMB10 billion one-year unsecured commercial papers in the PRC capital market and raised net cash proceeds of RMB9,676 million from this offering. The commercial papers are interest bearing at 3.35%.

          (ii) The short term bank loans on December 31, 2006 were unsecured and comprise:



                                                                                         As at December 31

                                                                                            2006                 2005
               Currency           Interest rate and final maturity                  RMB million          RMB million

               RMB denominated    Interest rates ranging from 4.86% to 5.51% per
                                    annum with maturity through
                                    December 26, 2007                                  30,980               47,341


          The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 4.86%-5.51% (December 31, 2005: 4.70%-5.02%).

          Included in the short-term bank loans were loans from state-owned banks amounting to RMB29,700 million as at December 31, 2006 (December 31, 2005: RMB46,541 million).

     (b) The Group's long term bank and other loans comprise:

                                                       As at December 31

                                                          2006           2005

                                         Note      RMB million    RMB million

          Long term bank loans            (i)           29,560         22,734
          Finance lease obligations      (ii)              963          2,255

                                                        30,523         24,989

          Less: Current portion                         (7,304)        (6,846)

                                                        23,219         18,143

          The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 6.12% (December 31, 2005:
          5.58%).

          Included in the long term bank loans were loans from state-owned banks amounting to RMB29,560 million as at December 31, 2006 (2005:
          RMB22,685 million).

          (i) Long term bank loans

                                                       As at December 31

                                                          2006           2005

                                                   RMB million    RMB million

               Loans
                 Unsecured                              29,220         22,414
                 Secured                                   340            320

               Total                                    29,560         22,734

               Less: Current portion                    (6,446)        (5,579)

               Long term loans                          23,114         17,155

          (i)   Long term bank loans (continued)
                The Group's long term bank loans were repayable as follows:

                                                           As at December 31

                                                              2006          2005

                                                       RMB million   RMB million

               Within one year                               6,446         5,579
               In the second year                            6,491         7,774
               In the third to fifth year, inclusive         9,723         5,886
               After the fifth year                          6,900         3,495

                                                            29,560        22,734


                                                                                  As at December 31

               Currency                  Interest rate and final maturity                   2006                 2005

                                                                                     RMB million          RMB million

               Bank loan

               Renminbi denominated      Interest rates ranging from
                                           2.40% to 10.08% per
                                           annum with maturity through
                                           December 20, 2019                              28,128               20,736

               US Dollar denominated     Interest rates ranging from
                                           1.25% to 6.44% per
                                           annum with maturity through
                                           October 31, 2039                                  721                1,241

               Japanese Yen denominated  Interest rate is 2.12% per annum with maturity through
                                           January 7, 2014                                   276                  327

               Euro denominated          Interest rates ranging from
                                           0.50% to 7.35% per
                                           annum with maturity
                                           through March 15, 2034                            435                  430

                                                                                          29,560               22,734

     (b) The Group's long term bank and other loans comprise: (continued) (i) Long term bank loans (continued)
               As at December 31, 2006, bank loans of RMB340 million (December 31, 2005: RMB320 million) were secured by the following:

               o Corporate guarantees granted by China Netcom Group to the extent of RMB65 million (December 31, 2005: RMB75 million); and

               o Corporate guarantees granted by third parties to the extent of RMB275 million (December 31, 2005: RMB245 million).

          (ii) Finance lease obligations
                                                      As at December 31

                                                         2006            2005

                                                  RMB million     RMB million

               Obligation under finance leases            963           2,255
               Less: current portion                     (858)         (1,267)

                                                          105             988

               The accumulated finance lease obligation as at December 31, 2006 amounted to RMB963 million.
               (2005: RMB2,255 million).

               The interest rates charged on finance lease are ranging from2.68% to 6.83% with maturity through December 8, 2008 (2005: 2.50% to 5.70% with maturity through December 8, 2008).

     (b) The Group's long term bank and other loans comprise: (continued) (ii) Finance lease obligations (continued)
               The Group's liabilities under finance leases are analyzed as follows:

                                                             As at December 31

                                                              2006       2005

                                                              RMB         RMB
                                                             million   million

          Within one year                                      888       1,319
          In the second year                                   106         903
          In the third to fifth year, inclusive                 --         106

                                                               994       2,328
          Less: future finance charges on finance leases       (31)        (73)

          Present value of finance lease liabilities           963       2,255

          The present value of finance lease liabilities is as follows:

          Within one year                                      858       1,267
          In the second year                                   105         885
          In the third to fifth year, inclusive                 --         103

                                                               963       2,255

     (c) The fair value of the Group's non-current portion of long term bank and other loans at December 31, 2006 and 2005 were as follows:

                                                         As at December 31

                                                            2006          2005

                                                     RMB million   RMB million

          Long term bank loans                            21,209        15,571
          Finance lease obligations                           85           958

                                                          21,294        16,529

          The fair value is based on cash flows discounted using rates based on the borrowing rates of ranging from 3.75% to 8.33% (December 31, 2005:
          2.54% to 6.12%).

30   Amount due from/(to) holding companies and fellow subsidiaries

                                                      As at December 31

                                                              2006         2005

                                           Note        RMB million  RMB million

     Current:
     Due from ultimate holding company      (a)                173           89
     Due from other holding companies       (a)                  3            1
     Due from fellow subsidiaries           (a)                176          157

     Total                                                     352          247

     Due to ultimate holding company
       -Deferred consideration              (b)              1,960        1,960
       -Others                              (a)              3,282        3,877
     Due to fellow subsidiaries             (a)              2,277        3,153

     Total                                                   7,519        8,990

     Non-current
     Due to ultimate holding company
       -Deferred consideration              (b)              5,880        7,840

     Total                                                   5,880        7,840

     Note:

     (a) These are interest free, unsecured and have no fixed terms of repayment.

     (b) Balance represents the deferred payments arising from the Acquisition of New Horizon outstanding at year end. The balance is charged at interest rate of 5.265 % per annum with final maturity through June 30, 2010. The deferred payment is analyzed as follows:

                                                            As at December 31

                                                          2006              2005

                                                   RMB million       RMB million

          Within one year                                1,960             1,960
          In the second year                             1,960             1,960
          In the third to fifth year, inclusive          3,920             5,880

          Total                                          7,840             9,800

31   Deferred revenues

                                                         As at December 31

                                                            2006          2005

                                                     RMB million   RMB million

     Balance at beginning of year
       -upfront connection fees                            5,505         8,910
       -upfront installation fees                          6,769         7,638
       -advances from network capacity sales               2,354         2,173
       -prepaid telephony services                         4,272         4,143

                                                          18,900        22,864

     Additions for the year
       -upfront connection fees                               --            --
       -upfront installation fees                            357           573
       -advances from network capacity sales                 236           461
       -prepaid telephony services                        30,360        24,435

                                                          30,953        25,469

     Reductions for the year
       -upfront connection fees                           (2,406)       (3,405)
       -upfront installation fees                         (1,359)       (1,442)
       -advances from network capacity sales              (2,590)         (280)
       -prepaid telephony services                       (29,567)      (24,306)

                                                         (35,922)      (29,433)

     Included: Disposal of the ANC Group
               - advances from network capacity sales     (2,450)           --
               - prepaid telephony services                 (144)           --
                                                          (2,594)           --

     Balance at end of year
       - upfront connection fees                           3,099         5,505
       - upfront installation fees                         5,767         6,769
       - advances from network capacity sales                 --         2,354
       - prepaid telephony services                        5,065         4,272

                                                          13,931        18,900

     Representing:
       - Current portion                                   7,733         7,975
       - Non-current portion                               6,198        10,925

                                                          13,931        18,900

32   Provisions


                                        Early retirement         One-off cash
                                                benefits     housing subsidies                Total

                                             RMB million           RMB million          RMB million
                                                  Note a            Note a & b

     As at January 1, 2006                         3,763                 3,440                7,203
     Additional provisions                            --                    --                   --
     Payments during the year                       (626)                 (255)                (881)

     As at December 31, 2006                       3,137                 3,185                6,322

     Analysis of total provisions:
     -Current portion                                551                 3,185                3,736
     -Non-current portion                          2,586                    --                2,586

                                                   3,137                 3,185                6,322

     As at January 1, 2005                         4,192                 3,509                7,701
     Additional provisions                             2                    --                    2
     Payments during the year                       (431)                  (69)                (500)

     As at December 31, 2005                       3,763                 3,440                7,203

     Analysis of total provisions:
     -Current portion                                589                 3,440                4,029
     -Non-current portion                          3,174                    --                3,174

                                                   3,763                 3,440                7,203



     (a) Certain staff quarters, prior to 1998, have been sold to the Group's employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

          Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued.

     (b) Pursuant to the Listing Reorganization and the Acquisition of New Horizon, if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at June 30, 2004 and June 30, 2005, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

33   Deferred taxation

     Movements of the deferred tax assets and liabilities are as follows:



                                                  Balance on        Recognized        Balance on        Balance on
                                                December 31,         in income        Recognized      December 31,
                                                        2005         statement         in equity              2006

                                     Note        RMB million       RMB million       RMB million       RMB million

     Deferred tax assets
     Deferred revenue, primarily
       advances from customers                        170               (43)                --               127
     Temporary differences from
       allowance for doubtful debts                   350               (36)                --               314
     Unrecognized revaluation
       surplus and deficit           (iii)          2,861               (51)                --             2,810
     Others                                            99               109                 --               208

     Balance at end of year                         3,480               (21)                --             3,459

     Deferred tax liabilities
     Interest capitalized                          (1,261)              472                 --              (789)
     Depreciation of fixed assets     (i)               --               52               (353)             (301)
     Others                                           (63)               (3)                --               (66)

     Balance at end of year                        (1,324)              521               (353)           (1,156)

     The amounts in the consolidated
     balance sheet are as follows:
     Deferred tax assets to be recovered
       after more than 12 months                    2,906                                                  2,860

     Deferred tax liabilities to be settled
       after more than 12 months                   (1,190)                                                (1,014)


                                                 Balance at    Recognized                                  Balance at
                                               December 31,     in income     Recognized     Recognized    December 31,
                                                       2004     statement      in equity     in equity           2005

                                     Note           RMB             RMB          RMB            RMB              RMB
                                                  million         million       million        million         million
                                                                               Note (ii)      Note (iii)
     Deferred tax assets
     Deferred revenue, primarily
       advances from customers                     208             (29)            (9)          --              170
     Temporary differences from
       allowance for doubtful debts                398             245           (293)          --              350
     Unrecognized revaluation
       surplus and deficit           (iii)       2,114             (96)            --          843            2,861
     Provision for early
       retirement benefits                         597             (99)          (498)          --               --
     Depreciation of fixed assets                  325              95           (420)          --               --
     Others                                        162             (10)           (53)          --               99

     Balance at end of year                      3,804             106         (1,273)         843            3,480

     Deferred tax liabilities
     Interest capitalized                       (1,489)             32            196           --           (1,261)
     Others                                        (87)             24             --           --              (63)

     Balance at end of year                     (1,576)             56            196           --           (1,324)

     The amounts in the consolidated balance sheet are as follows:

     Deferred tax assets to be recovered
       after more than 12 months                 2,997                                                        2,906

     Deferred tax liabilities to be settled
       after more than 12 months                (1,318)                                                      (1,190)


     Notes:

     (i) According to the Group's accounting policy as set out in note 4(k), the fixed assets other than buildings of the Group were revalued by the PRC valuer on a depreciated replacement cost basis as disclosed in note 20. The revalued amounts are not used to determine the tax bases of these assets in the future years. Accordingly, the Group's deferred tax liabilities on the balance sheet decreased by RMB150million. The net reduction comprised RMB353 million, being the deferred tax liabilities originated from the revaluation surplus of fixed assets which was debited to revaluation reserves, offset by RMB503 million, being the deferred tax assets originated from the revaluation deficit of fixed assets which was credited to profit and loss for the year.

     (ii) In connection with the Listing Reorganization and the Acquisition of New Horizon, certain of the Group's telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment were revalued as at December 31, 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note
             (iii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

             In connection with the Acquisition of New Horizon, the Group's net deferred tax assets were subsequently reduced by RMB1,077 million (comprising deferred tax assets of RMB1,273 million and deferred tax liabilities of RMB196 million), and this decrease was recorded as a debit to owners' equity upon the date of the Reorganization on June 30, 2005. The RMB1,077 million deduction comprises RMB1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded and credited to revaluation reserves offset by RMB2,174 million deferred tax assets debited to retained earnings.

     (iii) In addition, in order to determine the tax bases used for future years after the Listing Reorganization and the Acquisition of New Horizon, the Group's up-front prepayments for the leasehold land and buildings were revalued for PRC tax purposes as at December 31, 2003 and 2004. However, the resulting revaluations of the up-front prepayments made for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with corresponding increases in owners' equity upon the Listing Reorganization on June 30, 2004 and the Acquisition of New Horizon on June 30, 2005. In the opinion of the directors, it is more likely than not that the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The amount is to be transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

             During the Listing Reorganization, the leasehold land and buildings had a net surplus on revaluation of RMB6,967 million as at December 31, 2003. As explained in the preceding paragraph, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Listing Reorganization on June 30, 2004.

             During the Acquisition of New Horizon, the leasehold land and buildings had a net surplus on revaluation of RMB2,553 million as at December 31, 2005. As explained above, a deferred tax asset of RMB843 million was subsequently recorded with a corresponding increase in owner's equity upon the Acquisition on June 30, 2005.

             The amount of transfer to retained earnings from unrecognized revaluation surplus and deficit for the year ended December 31, 2006 was RMB51 million. (Year 2005: RMB96 million).

34   Share capital

     Authorized



                          Ordinary shares of US$0.04 each      Convertible preference shares of US$0.04 each   Total

                                                        RMB                                     RMB                           RMB
                       No of shares             US$   Million     No of shares       US$        Million              US$  Million

     As at January 1,
      2005 and 2006,
      and December 31,
      2006           25,000,000,000   1,000,000,000     8,277        7,741,782   309,671              3    1,000,309,671    8,280


                                                                   Issued


                          Ordinary shares of US$0.04 each      Convertible preference shares of US$0.04 each   Total

                                                        RMB                                     RMB                           RMB
                       No of shares             US$  million      No of shares       US$        Million              US$  Million

     As at January 1,
      2005 and 2006   6,593,529,000     263,741,160     2,181               --        --             --      263,741,160    2,181

     Exercise of share
      option (Note)      57,114,500       2,284,580        18               --        --             --        2,284,580       18

     As at December 31,
      2006            6,650,643,500     266,025,740     2,199               --        --             --     266,025,740     2,199





     Note: As at December 31, 2006, 40% of the 156,703,000 First Grant options (note 35) outstanding at January 1, 2006 were exercisable, of which 57,114,500 options (2005: Nil) were exercised during the year with an exercise price of HK$8.40. The total consideration received amounting to RMB490 million and the portion exceeds the nominal value of the shares issued was recorded as share premium of the Company.

35   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting restrictions on timing.

     On October 22, 2004, 158,640,000 share options with an exercise price of HK$8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant").

     Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant.

     On December 6, 2005, the board of directors approved the granting of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region. ("Second Grant").

     The grant date fair value of the share options granted in the First Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 5 years, expected volatility rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share options on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). The grant date fair value of the share options granted in the Second Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 4 years, expected volatility rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$1.28 per share (RMB1.34 per share). The model that decided the weighted average fair value of the share options and the assumptions mentioned above are subjective, and the changes of these subjective assumptions could affect the weighted average fair value of the share option. Therefore, Black-Scholes model may not reliably calculate the weighted average fair value of the share options.

     Modifications to certain clauses of the share options schemes already granted were approved on May 16, 2006, pursuant to a resolution of the Extraordinary General Meeting. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have significant impact to the financial statements.

     The movement of the share options granted during the year is summarized as follows :

                              No. of share options

                                                                                                                  Weighted average
                                                                                                                 closing price per
                                                                                                               share at respective
                              As at                                                       As at                   days immediately
                         January 1,                                                December 31,    Exercise   before the exercises
                               2005    Granted   Exercised      Lapsed   Cancelled         2005       price             of options


                                                                                                      HK$               HK$

     First Grant        157,720,000          --      --           --   1,017,000   156,703,000         8.4              --
     Second Grant               --   79,320,000      --           --          --    79,320,000       12.45              --

                              No. of share options

                                                                                                                  Weighted average
                                                                                                                 closing price per
                                                                                                               share at respective
                              As at                                                       As at                   days immediately
                         January 1,                                                December 31,     Exercise   before the exercises
                               2006    Granted   Exercised      Lapsed   Cancelled         2006        price             of options

                                                                                                       HK$           HK$

     First Grant        156,703,000          --  57,114,500         300   1,975,500  97,612,700        8.4           14.46
     Second Grant        79,320,000          --          --          --     285,800  79,034,200      12.45              --


36   Reserves - Company



                                         Share premium      Capital reserve   Retained earnings                Total
                                           RMB million          RMB million         RMB million          RMB million

     As at January 1, 2005                      42,750                3,000              (1,248)              44,502
     Profit for the year                            --                   --                 126                  126
     Dividends distributed during
       the year (Note 12)                           --                   --                (259)                (259)
     Share based payments                           --                  104                  --                  104

     As at December 31, 2005                    42,750                3,104              (1,381)              44,473

     Profit for the year                            --                   --              17,475               17,475
     Dividends distributed during
       the year (Note 12)                           --                   --              (3,196)              (3,196)
     Share based payments                           --                   75                  --                   75
     Exercise of share options                     545                  (73)                 --                  472

     As at December 31, 2006                    43,295                3,106              12,898               59,299


37   Consolidated cash flow statements

     (a) Reconciliation of profit before taxation to net cash flows generated from the operating activities of continuing operation.



                                                                                      Year ended December 31

                                                                                            2006                 2005

                                                                                     RMB million          RMB million
                                                                                                             Restated
                                                                                                               Note 2

          Profit before taxation                                                          14,700               17,544
          Depreciation of fixed assets and amortization of intangible assets              25,540               24,882
          Lease prepayments for land                                                          68                   37
          Amortization of deferred revenues                                              (33,137)             (29,482)
          Deferred costs charged to the income statements                                  1,002                2,473
          Deficit on revaluation of fixed assets                                           1,524                    --
          Bad and doubtful debts                                                           1,009                1,148
          Loss on disposal of fixed assets                                                   606                  360
          Share-based compensation                                                            75                  104
          Other income                                                                      (621)                   --
          Dividend income                                                                      --                  (29)
          Interest income                                                                   (132)                (131)
          Interest expense                                                                 3,876                3,556
          Foreign exchange gain                                                               (8)                (229)

          Operating cash flow before working capital changes                              14,502               20,233
          Increase in accounts receivable                                                 (2,135)              (1,398)
          Decrease in inventories and consumables                                             54                  768
          Decrease in prepayments, other receivables and other current assets                252                  775
          Increase in other non-current assets                                              (343)                (529)
          Increase/(decrease) in accounts payable                                          1,221               (3,277)
          Decrease in accruals and other payables                                         (3,115)              (1,374)
          Increase in deferred revenues                                                   30,614               25,434

          Net cash inflow generated from operating activities of continuing operations    41,050               40,632


     (b) Major non-cash transactions
          During 2005, the Group paid RMB3,000 million out of the total consideration for the Acquisition of the New Horizon. The remaining balance of RMB9,800 million was recognized as a deferred payment and is included in amounts due to the ultimate holding company. During the year ended December 31, 2006, payments made in respect of the purchase were RMB1,960 million, the unpaid balance at December 31, 2006 was RMB7,840 million.

          During 2005, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB338 million.

     (c) Net investment gain from disposal of ANC Group
          On June 2, 2006, the Group entered into an agreement to dispose of its entire interest in the ANC Group for a consideration of US$168.84 million. The disposal was completed on August 22, 2006. At the completion date, the net liabilities of the disposed ANC Group comprised:

                                                                       As at
                                                             August 22, 2006

                                                                 RMB million

          Net liabilities disposed of (excluding the cash
             and cash equivalents) :
          Accounts receivable and other current assets                   504
          Fixed assets and other non-current assets                    1,997
          Current portion of deferred income                            (308)
          Accounts payable and other current liabilities                (592)
          Non-current portion of deferred income                      (2,286)
          Exchange differences realised                                  (29)

          Net liabilities                                               (714)

          Gain on disposal                                             1,878

          Net cash inflow from disposal of ANC Group                   1,164

          Satisfied by :

          Cash consideration                                           1,344
          Less : Cash and cash equivalents of ANC                       (180)

          Net cash inflow                                              1,164

38   Banking facilities

     As at December 31, 2006 and 2005, the utilized and unutilized banking facilities are as follows:



                                                      Group                           Company

                                                As at December 31                As at December 31

                                               2006              2005              2006              2005

                                        RMB million       RMB million       RMB million       RMB million

     Amount utilized                         60,541            70,075                --                --
     Amount unutilized                      115,588           104,731                --                --

     Aggregate banking facilities           176,129           174,806                --                --



39   Commitments

     (a)  Capital commitments

                                                         As at           As at
                                                  December 31,    December 31,
                                                          2006            2005

                                                   RMB million     RMB million

          Contracted but not provided for
          - Leasehold land and buildings                    26             215
          - Telecommunication networks and equipment     2,502           1,357
          - Others                                           5             112

          Total                                          2,533           1,684

          Authorized but not contracted for
          - Leasehold land and buildings                    --               1
          - Telecommunication networks and equipment       300             112
          - Others                                          --              --

                                                           300             113

     (b) Operating lease commitments
          The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:

                                                      As at            As at
                                               December 31,     December 31,
                                                       2006             2005

                                                RMB million      RMB million

          Not later than one year                       734              583
          Later than one year and not later
           than five years                            1,102              527
          Later than five years                         517              186

          Total                                       2,353            1,296

40   Related party transactions

     All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government which controls different state-owned enterprises driving the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northern China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

     The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting licenses, allocating frequency spectrum, formulating interconnection and settlement arrangements between telecommunications operators, enforcing industry regulations and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry.

     As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

     The Group has extensive transactions with other members of the China Netcom Group. It is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     Management believes that meaningful information relative to related party disclosures has been adequately disclosed.


                                                                                            Year ended
                                                                                            December 31

                                                                                            2006                 2005

                                                                Notes                RMB million          RMB million

     Emolument of key management
       - salaries and welfare and contributions to retirement scheme                       (i)13                   23

     Interconnection fees
       - from fellow subsidiaries                              (iv)(b)                       381                  251
       - from other state-owned telecommunications operators   (iv)(b)                     6,726                6,442

     Subtotal                                                                              7,107                6,693

     Interconnection charges
       - to fellow subsidiaries                                (iv)(b)                       820                  611
       - to other state-owned telecommunications operators     (iv)(b)                     1,758                1,475

     Subtotal                                                                              2,578                2,086

     Rental income from properties leased to fellow subsidiaries(iv)(a),(iv)(c)                2                   --

     Purchase of materials
       - from fellow subsidiaries                          (iv)(a),(iv)(c)                 1,170                1,298
       - from other related companies                      (iv)(a),(iv)(c)                   122                  231

     Subtotal                                                                              1,292                1,529

     Receipt of engineering, project planning, design,
       construction and information technology services
       - from fellow subsidiaries                          (iv)(a),(iv)(b)                 2,178                2,236
       - from other related companies                      (iv)(a),(iv)(b)                   368                  413

     Subtotal                                                                              2,546                2,649

     Ancillary telecommunications support services
       - from fellow subsidiaries                             (v),(iv)                       350                  435
       - from other related companies                         (v),(iv)                        58                   51

     Subtotal                                                                                408                  486



                                                                                            Year ended
                                                                                            December 31

                                                                                            2006                 2005

                                                                Notes                RMB million          RMB million
     Payment of operating lease rentals of premises
       - to fellow subsidiaries                            (iv)(a),(iv)(c)                   680                  655

     Property sub-lease rentals to fellow subsidiaries     (iv)(a),(iv)(c)                    15                   15

     Common corporate services income from
       ultimate holding company                                 (vi)                         121                   89

     Common corporate services expenditure paid
       to ultimate holding company                              (vi)                         448                  279

     Support services received
       - from ultimate holding company                       (vii), (iv)                       2                    2
       - from fellow subsidiaries                            (vii), (iv)                     712                  888
       - from other related companies                        (vii), (iv)                      23                  264

     Subtotal                                                                                737                1,154

     Telecommunications rental income from
       other state-owned telecommunications operators          (iv)(b)                     1,327                1,271

     Payment for lease of Telecommunications facility
       - to ultimate holding company                           (viii)                         75                   85
       - to fellow subsidiaries                                (viii)                        307                  215

     Subtotal                                                                                382                  300

     Payment for purchase of long-term telecommunications
       capacity to fellow subsidiaries                       (ix),(xii)                       36                  117

     Payment for lease of long-term telecommunications
       capacity to fellow subsidiaries                        (x),(xii)                       65                   84

     Management fee received from fellow subsidiaries        (xi),(xii)                       23                   39

     Information communication technologies service received
       - from ultimate holding company                       (xix),(iv)                        2                   --
       - from fellow subsidiaries                            (xix),(iv)                       34                   --

     Subtotal                                                                                 36                   --


     Notes:

     (i) Represents the emoluments paid to all of the directors and the top management of the Group, who are considered as the related parties of the Group.

     (ii) The Group entered into finance lease arrangements with a related party, details have been set out in Note 29 (b)

     (iii) Related party represents the non-listed investors of the fellow subsidiaries.

     (iv) Priced based on one of the following three criteria:

          (a) market price;

          (b) prices based on government guidance; or

          (c) cost plus basis.

     (v) Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

     (vi) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services is allocated between the Group and China Netcom Group based on total assets as appropriate.

     (vii) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

     (viii) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibers from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

     (ix) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Croup, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

     (x) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Groiup's telecommunications network at market rates as set out in the Capacity lease Agreement.

     (xi) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

     (xii) Due to the disposal of ANC Group on August 22, 2006, the Capacity Purchase Agreement, the Capacity Lease Agreement and the Management Services Agreement between the Group and East Asia Netcom Ltd (a formerly wholly owned subsidiary of China Netcom Group) were no longer related party transactions to the Group after August 22, 2006.

     (xiii) In addition, pursuant to the Listing Reorganization and the Acquisition of New Horizon, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

     (xiv) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognized in the financial statements of the Group arising from transactions prior to the date of Listing Reorganization and the Acquisition of New Horizon in relation to the business of the Group prior to the Acquisition of New Horizon and the business of the acquired four provinces/autonomous region respectively.

     (xv) As at December 31, 2006, China Netcom Group granted corporate guarantees to the Group as set out in Note 29(b).

     (xvi) China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB0.54 billion. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognized on the Group's balance sheet.

     (xvii) As at December 31, 2006, the Group has balances with other state-owned telecommunication service providers, cash deposited in and loans granted from state-owned banks as set out in Notes 17, 27, 16 and 29 respectively.

     (xviii) For the year ended December 31, 2006, the deferred consideration in respect of the Acquisition of New Horizon paid to China Netcom Group amounted to RMB1,960 million, and the balance of the deferred consideration amounted to RMB7,840 million (2005:
             RMB9,800 million). The related interest charged for the year ended December, 31 2006 amounted to RMB567 million (2005: RMB87 million).

     (xix) China Netcom System Integration, an indirect wholly owned subsidiary of the Company, entered into an Information and Communications Technology Agreement on November 7, 2006 with China Netcom Group. Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group. China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services to the subsidiaries and branches of China Netcom Group in China Netcom Group's southern service region in PRC.

     (xx) On December 31, 2006, the Group acquired certain fixed assets from China Netcom Group at a consideration of RMB81 million.

41   Significant subsequent events

     (i) On January 15, 2007, CNC China entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for consideration of RMB3.5 billion. China Netcom Group assumed an aggregate principal amount of RMB3 billion of debt which was due and owing from the Guangdong and Shanghai branches of the Group to independent third parties upon completion of the disposal. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from MII. The Group expects to recognise a pre-tax gain amounted to approximately RMB0.95 billion and the gain will be reported as part of the discontinued operations for the year ending December 31, 2007.

     (ii) After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 12.

     (iii) On March 16, 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law ("New Income Tax Law"). This legislation reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. The tax rate reduction will also affect the carrying value of the net deferred tax assets of the Group's domestic operations as HKAS 12 requires deferred tax items to be written down to reflect future realization at the newly enacted tax rate of 25% upon approval by the National People's Congress. The financial impact will be reflected in the financial statements for the year ending December 31, 2007. The Group cannot reasonably estimate the financial impact of the New Income Tax Law to the Group at this stage as the implementation measures to the New Income Tax Law was not yet finalized.

42   Ultimate holding party

     The ultimate holding company is China Netcom Group which is owned and controlled by PRC Government.

43   Approval of financial statements

     The financial statements were approved by the Board of Directors on April 2, 2007.

Supplementary Information for American Depositary Share Holders

The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain material respects from those prepared under generally accepted accounting principles in the United States ("U.S.GAAP"). Differences between HKFRS and U.S.GAAP, which may have significant impacts on the consolidated net income/(loss) and the consolidated shareholders' equity are described below.

The effect on net profit/ (loss) of significant differences between HKFRS and U.S.GAAP for the years ended December 31, 2004, 2005 and 2006 is as follow:



                                                                           Year ended December 31

                                                           2004              2005              2006              2006

                                                       Restated          Restated
                                            Note         Note 2            Note 2

                                                             RMB million except per share data            US$ million
                                                                                                           except per
                                                                                                           share data
Consolidated profit
  for the year under HKFRS
Profit after taxation for the year
  from continuing operations                              3,410            14,114            11,141             1,427
(Loss) /profit  after taxation for the year
  from discontinued operations                             (711)             (226)            1,819               233

                                                          2,699            13,888            12,960             1,660
U.S.GAAP adjustments:
  Revaluation of fixed assets                (a)         11,318                --             1,524               195
  Depreciation of revalued fixed assets      (a)         (3,529)           (5,110)           (4,619)             (592)
  Others                                                     14                --                --                --
  Tax effect on the above adjustments        (b)         (2,570)            1,687             1,021               131

Consolidated profit for the year under U.S.GAAP
Profit after taxation for the year
  from continuing operations                              8,643            10,691             9,067             1,161
(Loss)/profit after taxation for the year
  from discontinued operations                             (711)             (226)            1,819               233

                                                          7,932            10,465            10,886             1,394


                                                                           Year ended December 31

                                                           2004              2005              2006              2006

                                                       Restated          Restated
                                            Note         Note 2            Note 2

                                                             RMB million except per share data            US$ million
                                                                                                           except per
                                                                                                           share data
Shares used in computing basic
  earnings per share                                      5,623             6,594             6,616             6,616

Shares used in computing diluted
  earnings per share                                      5,630             6,628             6,667             6,667

Earnings per share for profit from continuing
  operations attributable to shareholders of
  the Company for the year under U.S GAAP
Basic earnings per share under U.S.GAAP                 RMB1.54           RMB1.62           RMB1.37           USD0.18

Diluted earnings per share under U.S.GAAP               RMB1.54           RMB1.61           RMB1.36           USD0.17

(Loss)/earnings per share for (loss)/profit
  from discontinued operations attributable
  to shareholders of the Company for the year
  under U.S GAAP
Basic (loss)/earnings per share under U.S.GAAP          RMB(0.13)         RMB(0.03)         RMB0.27           USD0.03

Diluted (loss)/earnings per share under U.S.GAAP        RMB(0.13)         RMB(0.03)         RMB0.27           USD0.03

Earnings per share for profit  attributable to
  shareholders of the Company for the
  year under U.S GAAP
Basic earnings per share under U.S.GAAP                 RMB1.41           RMB1.59           RMB1.64           USD0.21

Diluted earnings per share under U.S.GAAP               RMB1.41           RMB1.58           RMB1.63           USD0.20

The effect on shareholders' equity of significant differences between HKFRS and U.S.GAAP as at 31, December 2004, 2005 and 2006 is as follows:



                                                                               At December 31

                                                           2004              2005              2006              2006

                                                       Restated          Restated
                                            Note         Note 2            Note 2

                                                                        RMB million                            US$ in
                                                                                                              million
Consolidated shareholders' equity under HKFRS            64,595            63,010            73,978             9,474
U.S.GAAP adjustments:
  Revaluation of fixed assets                (a)         30,251            30,251            30,704             3,932
  Depreciation of revalued fixed assets      (a)         (3,529)           (8,639)          (13,258)           (1,698)
  Difference in distribution to owner
    upon Listing Reorganization              (c)            166                --                --                --
  Tax effect on the above adjustments        (b)         (8,819)           (7,132)           (5,757)             (737)

Consolidated shareholders'
  equity under U.S.GAAP                                  82,664            77,490            85,667            10,971




On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of its 100% interest in the ANC Group and the transaction was completed on August 22, 2006. In accordance with HKFRS 5 "Non-current assets held for sales and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations. Accordingly, certain comparative figures of 2005 have been restated.

(a)  Revaluation of fixed assets

     In the Listing Reorganization, certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group's consolidated income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB2,982 million has been credited to the revaluation reserve.

     In 2005, the Group acquired telecommunications business and assets of the four northern provinces/autonomous region from China Netcom Group as set out in Note 1 to the Group's financial statements. The acquired fixed assets were revalued as at December 31, 2004. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB11,318 million to the Group's consolidated income statement for the year ended December 31, 2004 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB3,863 million has been credited to the revaluation reserve.

     According to the Group's accounting policy under HKFRS as set out in Note 4
     (k) (iii), certain classes of fixed assets of the Group were revalued at December 31, 2006.The revaluation was performed based on the depreciated replacement costs for fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB1,524 million to the Group's consolidated income statement for the year ended December 31, 2006 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB1,071million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB4,619 million in the year ended December 31, 2006 (2005:
     RMB5,110 million, 2004: RMB3,529 million).

     Under U.S.GAAP, the carrying values of fixed assets are stated at their historical cost less accumulated depreciation and impairment loss without making reference to their respective depreciated replacement cost. An impairment loss on fixed assets is recorded under U.S.GAAP if the carrying value of such assets exceeds its future undiscounted cash flows resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganization, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognized under U.S.GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group's consolidated income statements and the surplus credited to the revaluation reserve recorded under Hong Kong GAAP and the corresponding effect on the depreciation of the revalued assets in the subsequent periods are reversed for U.S.GAAP purposes.

(b)  Deferred income tax

     The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and U.S.GAAP as described above.

     HKFRS requires recognition of a deferred tax asset only to the extent that recovery of the deferred tax asset is probable, whereas U.S. GAAP requires full recognition of deferred tax assets, reduced by an appropriate valuation allowance if the recovery is less than 50% likely. Recognition of deferred tax asset previously not recognized under HKFRS is presented as a reversal of the valuation allowance under U.S. GAAP.

(c)  Goodwill and negative goodwill

     Under HKFRS, before January 1, 2005, goodwill on acquisition was included in intangible assets and amortized using the straight-line method over its estimated useful life of no more than twelve years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognized in the income statement over the remaining weighted average useful life of the related fixed assets.

     On January 1, 2005, the Group adopted HKFRS 3 - "Business Combinations" issued by the HKICPA. Goodwill can no longer be amortized and is tested annually for impairment, as well as when there are indications of impairment. If the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises. According to the transitional provision of HKFRS3, the Group should not retrospectively adjust the financial statements issued in previous years.

     Under U.S.GAAP, goodwill is not amortized but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. When negative goodwill results from an acquisition, the acquirer must reassess whether all acquired assets and assumed liabilities have been identified and properly valued and then allocate negative goodwill to certain acquired non-monetary assets on a pro rata basis as applicable. Any remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

     After the Listing Reorganization, the value of the fixed assets transferred to China Netcom Group under HKFRS was higher than that under U.S.GAAP by RMB166 million due to the different treatment of the negative goodwill arising from the acquisition of Asia Global Crossing. The negative goodwill of RMB166 million was included in the balance sheet under HKFRS while offset against certain fixed assets under U.S.GAAP and the fixed assets had been distributed to the owner in accordance with the Reorganization plan. Accordingly, the amount distributed to the owner under U.S.GAAP was lower than that under HKFRS by RMB166 million.

     On January 1, 2005, the balance of negative goodwill under HKFRS was credited directly to the shareholders' equity upon the adoption of HKFRS 3 and the GAAP difference ceased to exist from then.

(d)  Presentation of revenue

     Under HKFRS, revenues are presented net of the PRC business taxes and government levies which amounted to RMB2,493 million, RMB2,421 million and RMB2,450 million for the years ended December 31, 2004, 2005 and 2006 respectively.

     Under U.S.GAAP, EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)" a company can make an accounting policy decision to present revenues gross of taxes (included in revenues and costs) or on a net basis (excluded from revenues).

(e)  Presentation of depreciation expenses

     Under HKFRS, depreciation expense can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

     Under U.S.GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortization of intangible assets. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciations charges. In such circumstances, U.S.GAAP requires such facts to be highlighted on the face of the income statement.

(f) Presentation of amortization of subscriber acquisition costs

     Under Hong Kong GAAP, amortization of capitalized subscriber acquisition costs, being RMB2,602 million, RMB1,887 million and RMB739 million for the years ended December 31, 2004, 2005 and 2006 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

     Under U.S.GAAP, amortization of subscriber acquisition costs needs to be included in the item "Network, operations and support" expense for the Company.


Other U.S.GAAP disclosures

(a)  Comprehensive income
     U.S.GAAP requires that all items that are required to be recognized as components of comprehensive income (including cumulative translation adjustment) be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under HKFRS and U.S.GAAP comprehensive income, except for the differences between HKFRS and U.S.GAAP profit attributable to shareholders shown above.

(b)  Recent HK Accounting Pronouncements
     The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS
     - Ints") as set out in Note 3 to the Group's financial statements which are effective for accounting periods beginning on or after January 1, 2007. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2006. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

(c)  Recent U.S. Accounting Pronouncements

     EITF 06-3

     In March 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement." ("Issue 06-3"). This Issue discussed how entities are to adopt a policy of presenting any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Group has early adopted EITF 06-3 on a retrospective basis and made the accounting policy decision to present such taxes on a net basis which is consistent with HKFRS.

     FIN 48

     In June 2006, the FASB issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes and utilizes a two-step approach. The first step is to determine whether it is more likely than not that a tax position accounted for under SFAS 109 will be sustained upon examination, with the presumption that the position will be examined. The second step is to measure the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Group is evaluating the impact this interpretation will have on its financial statements.

     SFAS 157

     In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The adoption of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is evaluating the impact adopting SFAS 157 will have on its financial statements.

     SAB 108

     In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on the SEC's views regarding quantifying the materiality of financial statement misstatements, including misstatements that were not material to prior years' financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Group does not consider that the application of this guidance have a material effect on our financial position, results of operations, or cash flows.

     SFAS 159

     In February, 2007, the FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115". This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Group is currently evaluating the effect that the adoption of this statement will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

Financial Summary




Consolidated Balance Sheet information prepared under Hong Kong Financial Reporting Standards

                                                                      As at December 31,

                                         2006              2005              2004              2003              2002

                                  RMB million       RMB million       RMB million       RMB million       RMB million

Fixed assets                          168,044           168,663           166,897           181,638           190,752
Construction in progress                6,355             6,822            10,597            18,049            21,301
Other non-current assets               11,377            12,856            14,468            15,728            12,448
Cash and bank deposits                  7,571             4,895            10,633             7,430             7,899
Other current assets                   10,488             9,604            13,822            13,236            12,881

Total assets                          203,835           202,840           216,417           236,081           245,281

Short-term bank loans                  30,980            47,341            44,882            47,991            36,590
Accounts payable                       17,654            16,719            21,125            20,195            18,934
Other current liabilities              42,168            34,339            40,037            50,164            41,493
Long-term bank and other loans         23,219            18,143            26,052            30,172            40,404
Deferred revenues                       6,198            10,925            13,988            17,585            19,744
Other non-current liabilities           9,638            12,363             5,738            16,312            18,345

Total liabilities                     129,857           139,830           151,822           182,419           175,510

Minority Shareholder's equity              --                --                --                 3                 4

Shareholders' equity                   73,978            63,010            64,595            53,659            69,767

Total liabilities and
  shareholders' equity                203,835           202,840           216,417           236,081           245,281



Consolidated Cash Flow information prepared under the Hong Kong Financial Reporting Standards

                                                                    Year ended December 31,

                                         2006              2005              2004              2003              2002

                                  RMB million       RMB million       RMB million       RMB million       RMB million
                                                       Restated          Restated

Continuing operations:
Net cash inflow from
  operating activities                 33,950            33,483            34,127            30,917            30,012
Net cash outflow from
  investing activities                (25,973)          (24,296)          (28,474)          (34,875)          (34,219)
Purchase of fixed assets and
  construction in progress,
  repayments for leased land          (26,474)          (27,247)          (28,027)          (36,450)          (34,186)
Net cash inflow/(outflow)
  from financing activities            (6,447)          (14,764)           (2,246)            3,595             3,212

Discontinued operations:
Cash flows from
  discontinued operations               1,165              (130)             (199)               --                --

Increase/(decrease) in cash and
  cash equivalents                      2,695            (5,707)            3,208              (363)             (995)




Consolidated Income Statement information prepared under Hong Kong Financial Reporting Standards

                                                                    Year ended December 31,

                                         2006              2005              2004              2003              2002

                                  RMB million       RMB million       RMB million       RMB million       RMB million
                                                       Restated          Restated
                                                         Note 2            Note 2
Continuing operations:
Revenues                               86,921            85,861            82,281            77,598            70,675
Local usage fees                       22,274            24,582            24,858            24,685            23,229
Monthly fees                           16,689            18,261            17,964            16,476            14,987
Upfront installation fees               1,369             1,442             1,568             1,267             1,147
DLD usage fees                         10,185            10,260            11,266            11,425            10,947
ILD usage fees                          1,160             1,180             1,285             1,543             1,478
Value-added services                    5,421             4,000             2,993             2,095             1,140
Interconnection fees                    8,400             7,783             6,453             4,980             3,814
Upfront connection fees                 2,406             3,405             4,346             5,122             5,596
Broadband service                      10,556             7,824             5,307             2,928             2,468
Other Internet-related service            692               591             1,075             1,418               214
Managed data service                    1,505             1,656             1,584             1,617             1,501
Leased line income                      2,974             2,596             2,591             2,883             2,805
International telecommunications
  services                                788                --                --                --                --
Other services                          2,502             2,281               991             1,159             1,349

Operating expense                     (67,562)          (65,130)          (64,194)          (65,372)          (58,324)
Depreciation and amortization         (25,608)          (24,919)          (24,873)          (26,800)          (24,796)
Network, operations and support       (14,383)          (13,465)          (13,092)          (15,108)          (14,665)
Staff cost                            (12,151)          (12,034)          (11,630)          (10,945)           (9,035)
Selling, general and administrative   (13,366)          (13,322)          (12,617)          (10,322)           (7,927)
Other operating expense                (2,054)           (1,390)           (1,982)           (2,197)           (1,901)

Other income                              621                --                --                --                --
Interest income                           132               131                68                95               110
Dividend income                            --                29                17                45                78
Deficit on revaluation of fixed assets (1,524)               --           (11,318)          (25,778)               --

Profit from operations                 18,588            20,891             6,854           (13,412)           12,539
Financial cost                         (3,888)           (3,347)           (3,769)           (4,296)           (4,131)
Share of loss of associated
  companies/jointly
  controlled entity                        --                --                (1)             (416)               (1)

Profit before taxation                 14,700            17,544             3,084           (18,124)            8,407
Taxation                               (3,559)           (3,430)              326             7,217            (1,789)

Profit after taxation                  11,141            14,114             3,410           (10,907)            6,618
Minority interests                         --                --                --                 1                --

Profit for the year                    11,141            14,114             3,410           (10,906)            6,618

Discontinued operations:
Profit /(loss) for the year from
  discontinued operations               1,819              (226)             (711)               --                --

Profit for the year                    12,960            13,888             2,699           (10,906)            6,618
